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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                    September                      2005
                        --------------------------------        -----------
Commission File No.                  1-14620
                        --------------------------------


                      Crystallex International Corporation
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                 (Translation of registrant's name into English)


        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                        Form 40-F       X
                       ----------------                  --------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                              No         X
           ------------------              ------------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
-------

  4.1 Second Supplemental Trust Indenture dated September 14, 2005 between Crystallex International Corporation and CIBC Mellon Trust Company.

  4.2 Warrant for the purchase of 450,000 common shares dated September 14, 2005.

 10.1 Common Share Purchase Agreement dated September 14, 2005 by and between Crystallex International Corporation and Azimuth Opportunity, Ltd.

 10.2 Unit Purchase Agreement dated September 14, 2005 by and between Crystallex International Corporation and Azimuth Opportunity, Ltd.

 99.1 Material Change Report dated September 15, 2005 relating to the establishment of a C$60 million equity draw down facility and the issuance of C$10 million units comprised of notes, warrants and common shares.


This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 28, 2005 (File No. 333-126997).

                                                                    Exhibit 4.1

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                       SECOND SUPPLEMENTAL TRUST INDENTURE

                          made as of September 14, 2005

                                     between

                      CRYSTALLEX INTERNATIONAL CORPORATION
                                    as issuer

                                       and

                            CIBC MELLON TRUST COMPANY
                                   as trustee


                        supplementing the Trust Indenture

                          made as of December 23, 2004

                                       and

                           providing for the issue of

      C$10,000,000 aggregate principal amount of 5% Senior Unsecured Notes due March 13, 2006 (Series 2)


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

                                TABLE OF CONTENTS


RECITALS.......................................................................1

SECTION 1 - INTERPRETATION.....................................................1
     1.1       To Be Read With Trust Indenture.................................1
     1.2       Headings etc....................................................1
     1.3       Currency........................................................2
     1.4       Definitions.....................................................2

SECTION 2 - SERIES 2 NOTES.....................................................5
     2.1       Creation and Designation........................................5
     2.2       Limitation on Issue.............................................6
     2.3       Date of Issue and Maturity......................................6
     2.4       Interest........................................................6
     2.5       Payment of Amounts Due on Maturity..............................6
     2.6       Form of Series 2 Notes..........................................6
     2.7       Signatures on Series 2 Notes....................................7
     2.8       Certification...................................................7
     2.9       Location of Register............................................7
     2.10      Trustee, etc....................................................7
     2.11      Additional Amounts..............................................7

SECTION 3 - REDEMPTION AND RETRACTION..........................................8
     3.1       Redemption......................................................8
     3.2       Retraction......................................................8
     3.3       No Sinking Fund.................................................9

SECTION 4 - CHANGE OF CONTROL PURCHASE.........................................9
     4.1       Change of Control Purchase......................................9
     4.2       Change of Control Notice.......................................10
     4.3       Purchase Notice................................................10
     4.4       Procedures for Exercising Change of Control Purchase...........11
     4.5       Consummation of Purchase.......................................11
     4.6       Withdrawal of Purchase Notice..................................12
     4.7       Notification by Trustee........................................12
     4.8       No Purchase in the Event of Default............................12
     4.9       Deposit of Change of Control Purchase Price....................12
     4.10      Series 2 Notes Purchased in Part...............................13
     4.11      Covenant to Comply with Securities Laws........................13

SECTION 5 - SERIES 2 NOTES EVENTS OF DEFAULT..................................13
     5.1       Events of Default..............................................13

SECTION 6 - ADDITIONAL COVENANT...............................................13
     6.1       Additional Covenant............................................13

SECTION 7 - MISCELLANEOUS.....................................................14

                                      (i)

     7.1       Acceptance of Trust............................................14
     7.2       Confirmation of Trust Indenture................................14
     7.3       Counterparts...................................................14

Schedule 1 - FORM OF GLOBAL NOTE-SERIES 2

Schedule 2 - OUTSTANDING SECURITIES

                                      (ii)

                       SECOND SUPPLEMENTAL TRUST INDENTURE

This Second Supplemental Trust Indenture is made as of September 14, 2005, between:


         CRYSTALLEX INTERNATIONAL CORPORATION
         a corporation existing under the laws of Canada (the "Corporation")

                                       and

         CIBC MELLON TRUST COMPANY
         a trust company existing under the laws of Canada (the "Trustee")


RECITALS

A. The Corporation has entered into a trust indenture with the Trustee dated as of December 23, 2004 which provides for the issuance of one or more series of Notes by way of Supplemental Indenture;

B. This Second Supplemental Trust Indenture is entered into for the purpose of providing for the issue of C$10,000,000 aggregate principal amount of Series 2 Notes pursuant to the Trust Indenture and establishing the terms, provisions and conditions of the Series 2 Notes;

NOW THEREFORE THIS SECOND SUPPLEMENTAL TRUST INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

SECTION 1 - INTERPRETATION

1.1      To Be Read With Trust Indenture

         This Second Supplemental Trust Indenture is a Supplemental Indenture as that term is used in the Trust Indenture. The Trust Indenture and this Second Supplemental Trust Indenture shall be read together and shall have effect as though all the provisions of both indentures were contained in one instrument.

1.2      Headings etc.

         The division of this Second Supplemental Trust Indenture into Sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the interpretation hereof. Unless the context otherwise requires, the expressions "Section", "clause" and "Schedule" followed by a number, letter or combination of numbers and letters refer to the specified Section or clause of or Schedule to this Second Supplemental Trust Indenture.

1.3      Currency

         Except as otherwise provided herein, all references in this Second Supplemental Trust Indenture to "Canadian dollars", "dollars" and "C$" are to lawful money of Canada.

1.4      Definitions

         All terms which are defined in the Trust Indenture and used but not defined in this Second Supplemental Trust Indenture shall have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended or supplemented with respect to Series 2 Notes by this Second Supplemental Trust Indenture. In the event of any inconsistency between the meaning given to a term in the Trust Indenture and the meaning given to the same term in this Second Supplemental Trust Indenture, the meaning given to the term in this Second Supplemental Trust Indenture shall prevail to the extent of the inconsistency. Subject to the foregoing, in this Second Supplemental Trust Indenture and in the Series 2 Notes, the following terms have the following meanings:

(1) Asset Sale means any transfer, conveyance, sale, lease or other disposition by the Corporation or any of its Subsidiaries (including any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger or other sale of any Subsidiary with, into or to another Person in a transaction in which such Subsidiary ceases to be a Subsidiary, but excluding a disposition by a Subsidiary or a Wholly-Owned Subsidiary to the Corporation or another Wholly-Owned Subsidiary) of: (i) shares of capital stock or other ownership interests of a Subsidiary; (ii) all or substantially all of the assets of the Corporation or any of its Subsidiaries; or (iii) other assets or rights of the Corporation or any of its Subsidiaries outside of the ordinary course of business provided, in each of the foregoing instances, that the aggregate fair market value of the shares, assets or rights that are the subject of such transfer, conveyance, sale, lease or other disposition is equal to or greater than $10 million. The term "Asset Sale" shall not include: (i) a simultaneous exchange by the Corporation or a Subsidiary of lands, claims, permits, leases, licenses, rights of way, easements, entitlements or similar rights (provided that such rights relate only to properties under exploration and not the Las Cristinas Project or other operating mines or properties under development) for other similar rights, provided that the rights received by the Corporation or a Subsidiary have at least substantially equal fair market value to the Corporation or a Subsidiary (as determined by the Board and evidenced by a Certified Resolution delivered to the Trustee); (ii) the transfer by the Corporation or a Subsidiary to any Person other than the Corporation or a Wholly-Owned Subsidiary of less than 50% of the right, title and interest in and to any mineral claims (excluding the Corporation's interest in the Las Cristinas Project) pursuant to option, joint venture or operatorship agreements entered into in the ordinary course of business; (iii) the enforcement of any Security Interest under any Project Secured Indebtedness or Branch Secured Indebtedness; or (iv) a transfer, conveyance, sale, lease or other disposition made in connection with an existing shareholder or joint venture agreement.

(2)      Asset Sale Redemption Event means the completion of any Asset Sale.

(3)      Change of Control means the occurrence of any of the following events:

         (a) there is a report filed on Schedule 13D, TO or 14D-1F (or any successor schedule, form or report) pursuant to the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any Person, other than the Corporation, any Subsidiary of the Corporation or any employee benefit plan of either the Corporation or any Subsidiary of the Corporation, has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange
                  Act) of Voting Shares representing more than 50% of the total voting power attached to all Voting Shares of the Corporation then outstanding; provided, however, that a person shall not be deemed to be the beneficial owner of, or to own beneficially, (1) any Securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person until such tendered securities are accepted for purchase or exchange thereunder, or (2) any Securities if such beneficial ownership
                  (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to applicable law, and (ii) is not also then reportable on
                  Schedule 13D (or any successor schedule) under the Exchange
                  Act;

         (b) there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term "offeror" is defined in Section 89(1) of the Securities Act (Ontario) for the purpose of Section 101 of the Securities Act (Ontario), or any successor provision to either of the foregoing), other than the Corporation, any Subsidiary of the Corporation or any employee benefit plan of either the Corporation or any Subsidiary of the Corporation, has acquired beneficial ownership (within the meaning of the Securities Act (Ontario)) of, or the power to exercise control or direction over, or Securities convertible into, any voting or equity shares of the Corporation, that together with the offeror's securities (as the term "offeror's securities" is defined in Section 89(1) of the Securities Act (Ontario) or any successor provision thereto in relation to the voting or equity shares of the Corporation) would constitute Voting Shares of the Corporation representing more than 50% of the total voting power attached to all Voting Shares of the Corporation then outstanding;

         (c) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Corporation (1) in which the Corporation is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Corporation would be reclassified, changed or converted into or exchanged for cash, Securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Corporation in which the holders of the Voting Shares of the Corporation immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

         (d) any Person or group of Persons shall succeed in having a sufficient number of its nominees elected to the Board of the Corporation such that such nominees, when added to any existing director remaining on the Board after such election who was a nominee of or is an affiliate or related Person of such Person or group of Persons, will constitute a majority of the Board.

(4)      Change of Control Notice has the meaning ascribed to such term in
Section 4.2(1)(a).

(5) Change of Control Purchase Date means the date specified in a Purchase Notice as the date on which the purchase of Series 2 Notes will be completed, which date shall not be later than 35 Business Days after the Change of Control.

(6)      Change of Control Purchase Price means the price referred to in Section
4.1.

(7) Common Shares means the common shares in the capital of the Corporation.

(8) Equity Issuance Redemption Event means the issuance and sale of any shares in the capital of the Corporation or any Subsidiary (including for this purpose, securities convertible into or exchangeable or otherwise exerciseable for, shares in the capital of the Corporation) for cash proceeds other than the issuance of: (i) Common Shares pursuant to the terms of the Purchase Agreement;
(ii) Common Shares upon the exercise of the securities set out in Schedule 2;
(iii) stock options under the Corporation's stock option plans and Common Shares upon the exercise of such stock options; (iv) rights under the Corporation's shareholder rights plan and Common Shares upon exercise of such rights; (v) securities exerciseable for Common Shares and Common Shares upon exercise of such securities for purposes of licensing and collaborative arrangements with third parties; (vi) warrants and Common Shares upon exercise of such warrants in connection with equipment financing; and (vii) shares or other securities of a Subsidiary that are issued to the Corporation or a Wholly-Owned Subsidiary or are issued under the terms of an existing shareholder or joint venture agreement.

(9) Equity Line Redemption Event means the issuance and sale of Common Shares by the Corporation pursuant to a draw-down completed under the Purchase Agreement and any other equity draw down facility or similar standing commitment of a buyer to purchase Common Shares upon delivery of a draw down notice by the Corporation.

(10) Indebtedness Redemption Event means the issuance and sale of any debt securities of the Corporation (including for this purpose, debt securities convertible into, exchangeable or otherwise exerciseable for shares in the capital of the Corporation) for cash proceeds.

(11)      Issue Date means September 14, 2005.

(12) Purchase Agreement means the common share purchase agreement dated as of September 14, 2005 between the Corporation and Azimuth Opportunity, Ltd.

(13)     Purchase Notice has the meaning ascribed to such term in Section 4.3.

(14)     Redemption Date has the meaning ascribed to such term in Section 3.1.

(15) Redemption Event means any Asset Sale Redemption Event, Equity Issuance Redemption Event, Equity Line Redemption Event or Indebtedness Redemption Event.

(16) Redemption Event Proceeds means: (i) in the case of an Asset Sale Redemption Event, an Equity Issuance Redemption Event and an Indebtedness Redemption Event, the proceeds received by the Corporation upon completion of the Redemption Event after deducting the Corporation's expenses and any fees or commissions payable to financial advisors in connection therewith and (ii) in the case of an Equity Line Redemption Event, an amount determined by the Corporation provided that such amount shall not be less than 50% of the proceeds received by the Corporation upon completion of the Equity Line Redemption Event after deducting the Corporation's expenses and any fees or commissions payable to financial advisors as set out in the Purchase Agreement.

(17)     Redemption Price has the meaning ascribed to such term in Section 3.1.

(18)     Retraction Amount has the meaning ascribed to such term in Section 3.2.

(19)     Retraction Date has the meaning ascribed to such term in Section 3.2.

(20)     Retraction Notice has the meaning ascribed to such term in Section 3.2.

(21) Series 2 Notes means the 5% Senior Unsecured Notes due March 13, 2006 (Series 2) referred to in Section 2.1, in an aggregate principal amount of C$10,000,000.

(22) Series 2 Notes Debt Account means the deposit account established in respect of the Series 2 Notes pursuant to Section 8.2 of the Trust Indenture that is designated in writing by the Corporation to the Trustee as the "Series 2 Notes Debt Account".

(23)     Stated Maturity, with respect to the Series 2 Notes, means March 13,
2006.

(24) Trust Indenture means the trust indenture dated as of December 23, 2004 between the Corporation and the Trustee, as amended, supplemented or restated from time to time.

(25) Voting Shares means shares in the capital of a corporation having voting power under ordinary circumstances to vote in the election of directors of the corporation.

SECTION 2 - SERIES 2 NOTES

2.1      Creation and Designation

         The Corporation is authorized in accordance with the Trust Indenture to issue under this Second Supplemental Trust Indenture, and hereby creates and issues, a series of notes designated as "5% Senior Unsecured Notes due March 13, 2006 (Series 2)", having the terms set out in this Second Supplemental Trust Indenture.

2.2      Limitation on Issue

         The aggregate principal amount of Series 2 Notes which may be issued under this Second Supplemental Trust Indenture including any supplement hereto is limited to C$10,000,000.

2.3      Date of Issue and Maturity

         The Series 2 Notes shall be dated September 14, 2005 (being their Issue
Date) and will become due and payable, together with all accrued interest thereon, on March 13, 2006 (being their Stated Maturity).

2.4      Interest

         The Series 2 Notes shall be issued in C$1,000 principal amount denominations or integral multiples thereof and shall bear interest on the unpaid principal amount thereof at the rate of 5% per annum. Except as otherwise provided in this Second Supplemental Trust Indenture, interest will accrue from and including the Issue Date to but excluding the Maturity Date, will be payable on the Maturity Date and will otherwise be payable in accordance with Section
2.8 of the Trust Indenture. Following maturity, default and judgment, until all amounts owing on the Series 2 Notes are paid in full, interest shall be payable at the rate of 9.375% per annum with interest on overdue interest at the same rate and will otherwise be payable in accordance with Section 2.8 of the Trust Indenture.

2.5      Payment of Amounts Due on Maturity

         In accordance with Section 8.2 of the Trust Indenture, the Corporation shall deposit to the Series 2 Notes Debt Account all amounts required to be paid to the order of Holders of Series 2 Notes on maturity, prior to 9:00 a.m., Toronto, Ontario time, on the Maturity Date of the Series 2 Notes. The deposit of such funds will satisfy and discharge the liability of the Corporation for principal of, and accrued interest on, the Series 2 Notes to the extent of the sum represented thereby.

2.6      Form of Series 2 Notes

         The Series 2 Notes and the registration panel and the certificate of the Trustee endorsed thereon shall be issuable initially as one Global Note, to be held by, or on behalf of, CDS as depository for its participants and registered in the name of CDS or its nominee. The initial Global Note may be cancelled and replaced by one or more Global Notes in the aggregate principal amount of up to C$10,000,000. The Global Note shall be substantially in the form set out in Schedule 1 hereto with such appropriate additions, deletions, substitutions and variations as the Directors shall by resolution determine prior to the time of issue thereof and as the Trustee may approve and with such distinguishing letters and numbers as the Trustee may approve, with such approval in each case to be conclusively evidenced by the Trustee's certification of such Global Note.

2.7      Signatures on Series 2 Notes

         The Series 2 Notes shall be signed in accordance with the provisions of
Section 2.6 of the Trust Indenture.

2.8      Certification

         (a) No Series 2 Note issued shall be obligatory or shall entitle the Holder of such Series 2 Note to the benefits of this Second Supplemental Trust Indenture until it has been certified by manual signature by or on behalf of the Trustee by execution of the certificate of the Trustee appended thereto substantially in the form set out in Schedule 1, or in some other form approved by the Trustee, whose approval shall be conclusively evidenced by the Trustee's execution of the certificate. Such certificate on any Series 2 Note shall be conclusive evidence that such Series 2 Note is duly issued and is a valid and binding obligation of the Corporation and that the Holder of such Series 2 Note is entitled to the benefits of the Trust Indenture, as supplemented by this Second Supplemental Trust Indenture, and such Series 2 Note.

         (b) The certificate of the Trustee on any Series 2 Note shall not be construed as a representation or warranty by the Trustee as to the validity of this Second Supplemental Trust Indenture or of the Series 2 Notes (except the due certification thereof and any other warranties implied by law) and the Trustee shall in no respect be liable or answerable for the use made of the Series 2 Notes or any of them or the proceeds thereof.

2.9      Location of Register

         With respect to the Series 2 Notes, initially the Register referred to in Section 3.1 of the Trust Indenture shall be kept by the Trustee at the Corporate Trust Office and may thereafter be kept by the Trustee in such other place as the Corporation, with the approval of the Trustee, may designate.

2.10     Trustee, etc.

         The Trustee will be the Paying Agent and the Registrar for the Series 2 Notes.

2.11     Additional Amounts

         The Corporation will not be required to pay an additional amount on the Series 2 Notes in respect of any tax, assessment or government charge that is required by law to be withheld or deducted by it.

SECTION 3 - REDEMPTION AND RETRACTION

3.1      Redemption

         If a Redemption Event occurs on or before a date that is at least 10 days before Stated Maturity, the Corporation shall promptly give notice thereof to the Holders of the Series 2 Notes and the Trustee (such notice shall set out a redemption date ("Redemption Date") not later than 5 Business Days following the Redemption Event on which the Series 2 Notes will be redeemed in accordance with this Section 3.1) and thereafter shall on such Redemption Date:

         (a) redeem all of the outstanding Series 2 Notes if the Redemption Event Proceeds are equal to or greater than the outstanding principal amount of the Series 2 Notes plus accrued interest (to but excluding the Redemption Date); or

         (b) redeem outstanding Series 2 Notes in an amount equal to the Redemption Event Proceeds and in accordance with the provisions of Section 5.2 of the Trust Indenture if the Redemption Event Proceeds are less than the outstanding principal amount of the Series 2 Notes plus accrued interest (to but excluding the Redemption Date).

         Payment on redemption pursuant to Section 3.1 shall be made in cash in Canadian dollars at a redemption price equal to the principal amount of the Series 2 Notes to be redeemed (the "Redemption Price"), together with accrued and unpaid interest on such Redemption Price to but excluding the Redemption Date. The delivery to the Trustee of the Series 2 Notes subject to redemption shall be a condition to payment on redemption pursuant to this Section 3.1.

3.2      Retraction

         A Holder of Series 2 Notes shall have the right at any time and from time to time, by delivering a notice of retraction to the Corporation and the Trustee ("Retraction Notice"), to require the Corporation to redeem all or any amount of the Holder's Series 2 Notes (provided that, if the amount to be redeemed is less than all of the Series 2 Notes held by the Holder, such amount must be equal to or greater than $500,000) following the occurrence of either of the following:

         (a) the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for any trading day is less than C$1.00; or

         (b) the Corporation fails to pay any amount owing on the Series 2 Notes when due.

The Retraction Notice shall set out a retraction date ("Retraction Date") not earlier than the second Business Day following delivery of the Retraction Notice on which the Holder's Series 2 Notes will be redeemed. On the Retraction Date, the Corporation will redeem the Holder's Series 2 Notes and the Holder will receive payment in the form of Common Shares determined on the basis of the following formula:

         A
        ---
         B

         where:

         A   =    the principal amount of the Series 2 Notes to be redeemed
                  ("Retraction Amount"), together with accrued and unpaid interest on such Retraction Amount to but excluding the Retraction Date; and

         B   =    90% of the average closing price of the Common Shares on the
                  Toronto Stock Exchange for the five consecutive trading days ending immediately preceding the date of the Retraction
                  Notice.

         The issuance of Common Shares pursuant to Section 3.2 is subject to receipt of any required legal or regulatory (including stock exchange) approvals. For greater certainty, if the Corporation does not or is unable to deliver Common Shares to the Holder upon a retraction pursuant to this Section 3.2, the Holder shall continue to be entitled to payment of all amounts owing on the Series 2 Notes in cash in accordance with the terms of the Series 2 Notes.

         The delivery to the Trustee of the Series 2 Notes subject to retraction shall be a condition to the issuance of Common Shares pursuant to this Section 3.2.

         No fractional Common Shares shall be issued in connection with this
Section 3.2 and the number of Common Shares issued shall be rounded up or down, as applicable, to the next closest whole number (and, in the case of .5, will be rounded up).

         The Corporation shall deliver any Common Shares issuable pursuant to this Section 3.2 directly to the Holder or by way of a global certificate issued in the name of CDS or its nominee (as directed by the Holder) on the Retraction Date.

3.3      No Sinking Fund

         The Series 2 Notes will not be subject to repurchase pursuant to any sinking fund provisions.

SECTION 4 - CHANGE OF CONTROL PURCHASE

4.1      Change of Control Purchase

         If a Change of Control occurs, the Corporation shall, at the request of a Holder, purchase all or a portion of the Holder's Series 2 Notes for cash in Canadian dollars at a price equal to the principal amount of the Series 2 Notes (the "Change of Control Purchase Price"), together with accrued and unpaid interest to but excluding the Change of Control Purchase Date, in accordance with the procedures set out in this Section 4.

4.2      Change of Control Notice

(1)      Within 15 Business Days after the occurrence of a Change of Control:

         (a) the Corporation shall mail a written notice of Change of Control (the "Change of Control Notice") by registered mail to the Trustee;

         (b) the Corporation shall cause a copy of the Change of Control Notice to be mailed to each Holder; and

         (c) the Corporation shall cause a copy of the Change of Control Notice to be published in the national edition of The Globe and Mail and The Wall Street Journal or another daily newspaper of national circulation in Canada or the United States, as the case may be.

(2) The Trustee shall be under no obligation to ascertain the occurrence of a Change of Control or to give notice with respect thereto other than as provided above upon receipt of the Change of Control Notice. The Trustee may conclusively assume, in the absence of written notice to the contrary from the Corporation, that no Change of Control has occurred.

(3) The Change of Control Notice shall state, among other things, the date of the Change of Control and, briefly, the events causing the Change of Control.

4.3      Purchase Notice

         The Change of Control Notice shall be accompanied by a written notice (the "Purchase Notice") offering to purchase all of the Holder's Series 2 Notes at any time prior to the close of business on the Change of Control Purchase Date, which Purchase Notice shall state, among other things:

         (a) the date by which the Purchase Notice must be completed and returned by the Holder if such offer is acceptable to the Holder;

         (b)      the Change of Control Purchase Date;

         (c)      the Change of Control Purchase Price;

         (d)      the name and address of the Trustee;

         (e) that the Series 2 Notes must be surrendered to the Trustee at the office of the Trustee to collect payment;

         (f) that the Change of Control Purchase Price for the Series 2 Notes as to which a Purchase Notice has been duly given and not withdrawn, together with accrued and unpaid interest thereon, will be paid promptly following the later of the Change of Control Purchase Date and the time of surrender of the Series 2 Notes as described in paragraph (e);

         (g) the procedures that the Holder must follow to exercise rights under Section 4.1 and a brief description of those rights;

         (h) that any Holder delivering to the Trustee a signed Purchase Notice shall have the right to withdraw that Purchase Notice at any time prior to the close of business on the Change of Control Purchase Date by delivery of a written notice of withdrawal to the Trustee in accordance with Section 4.6;

         (i) that interest on those Series 2 Notes in respect of which a Purchase Notice has been given and not withdrawn shall cease to accrue from and after the Change of Control Purchase Date (unless the Change of Control Purchase Price is not paid by the Corporation as provided in Section 4.5); and

         (j) that the Series 2 Notes shall be purchased on the Change of Control Purchase Date pursuant to the applicable provisions of the Trust Indenture and this Second Supplemental Trust Indenture.

4.4      Procedures for Exercising Change of Control Purchase

         A Holder may exercise its rights specified in Section 4.1 upon delivery to the Trustee of a signed Purchase Notice at any time prior to the close of business on the Change of Control Purchase Date that includes the following information:

         (a) the certificate numbers of the Series 2 Notes that the Holder will deliver to be purchased; and

         (b) the principal amount of the Series 2 Notes that the Holder will deliver to be purchased, which amount must be C$1,000 or an integral multiple thereof.

         The delivery of such Series 2 Notes (together with all necessary endorsements) to the Trustee prior to, on or after the Change of Control Purchase Date shall be a condition to the receipt by the Holder of the Change of Control Purchase Price therefor; provided that such Change of Control Purchase Price shall be paid only if the Series 2 Notes so delivered to the Trustee conform in all respects to the description thereof set forth in the related Purchase Notice.

4.5      Consummation of Purchase

         Upon receipt by the Trustee of a Purchase Notice, the Holder of the Series 2 Notes in respect of which such Purchase Notice was given shall (unless such Purchase Notice is withdrawn in accordance with Section 4.6) thereafter be entitled to receive solely the Change of Control Purchase Price, together with accrued and unpaid interest, with respect to such Series 2 Notes. The Change of Control Purchase Price and interest shall be paid to such Holder promptly following the later of:

         (a) the Business Day following the Change of Control Purchase Date (provided the conditions in Section 4.4 have been satisfied); and

         (b) the time of delivery of such Series 2 Notes to the Trustee by the Holder thereof in the manner required by Section 4.4.

4.6      Withdrawal of Purchase Notice

         A Purchase Notice may be withdrawn at any time prior to the close of business on the Change of Control Purchase Date, by means of a written notice of withdrawal delivered by the Holder to the Trustee specifying:

         (a) the certificate number of the Series 2 Notes in respect of which such notice of withdrawal is being submitted;

         (b) the principal amount of the Series 2 Notes (which shall be C$l,000 or an integral multiple thereof) with respect to which such notice of withdrawal is being submitted; and

         (c) the principal amount of the Series 2 Notes, if any, to remain subject to the original Purchase Notice, which amount must be C$1,000 or an integral multiple thereof.

         The Trustee shall promptly return to the respective Holders thereof any Series 2 Notes with respect to which a Purchase Notice has been withdrawn in compliance with this Second Supplemental Trust Indenture.

4.7      Notification by Trustee

         The Trustee shall promptly notify the Corporation of the receipt of any Purchase Notice and of any written notice of withdrawal thereof.

4.8      No Purchase in the Event of Default

         No purchase of any Series 2 Notes pursuant to Section 4 shall be permitted so long as there has occurred and is continuing an Event of Default (other than a default in the payment of the Change of Control Purchase Price). The Trustee shall promptly return to the respective Holders thereof any Series 2 Notes delivered to it pursuant to a Purchase Notice and held by it during the continuance of an Event of Default existing on the Business Day following the Change of Control Purchase Date (other than a default in the payment of the Change of Control Purchase Price).

4.9      Deposit of Change of Control Purchase Price

         No later than 9:00 a.m., Toronto, Ontario time, on the Business Day prior to the Change of Control Purchase Date, the Corporation shall deposit with the Trustee an amount of cash sufficient to pay the aggregate Change of Control Purchase Price of all the Series 2 Notes or portions thereof that are to be purchased as of the Change of Control Purchase Date, together with accrued and unpaid interest thereon.

4.10     Series 2 Notes Purchased in Part

         Any Series 2 Notes that are to be purchased only in part shall be surrendered to the Trustee at the office of the Trustee at 199 Bay Street, Commerce Court West, B2 Level, Toronto, Ontario, M5L 1G9 (with, if the Corporation or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing) and the Corporation shall execute and the Trustee shall certify and deliver to the Holder of such Series 2 Notes, without service charge, a replacement Series 2 Note or Notes, of any authorized denomination as requested by such Holder in an aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Series 2 Notes so surrendered that is not purchased.

4.11     Covenant to Comply with Securities Laws

         In connection with any offer to purchase or purchase of Series 2 Notes under this Section 4, the Corporation shall comply with all applicable Canadian and United States federal, provincial and state securities laws so as to permit the rights and obligations under this Section 4 to be exercised to the greatest extent practicable in the time and in the manner specified in this Section 4.

SECTION 5 - SERIES 2 NOTES EVENTS OF DEFAULT

5.1      Events of Default

         In addition to the events specified in Section 7.1 of the Trust Indenture, the following shall be an "Event of Default" in respect of the Series 2 Notes:

         (a.1) failure to pay the Change of Control Purchase Price or Redemption Price on any Series 2 Notes when due or to deliver Common Shares pursuant to Section 3.2.

SECTION 6 - ADDITIONAL COVENANT

6.1      Additional Covenant

         In addition to the covenants and agreements contained in the Trust Indenture, the Corporation agrees that it shall not issue or incur Additional Indebtedness having a maturity date that is prior to the Stated Maturity of the Series 2 Notes. For purposes of this Section 6.1, "Additional Indebtedness" means all obligations of the Corporation for borrowed money (including for this purpose obligations with respect to bankers' acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments and including Contingent Liabilities of the Corporation with respect to obligations of another Person if such obligations relate to borrowed money or any of the foregoing) other than Financial Instrument Obligations, Deferred Purchase Price Obligations, Capital Lease Obligations and

Purchase Money Obligations and Additional Indebtedness incurred by the Corporation under the terms of bank credit lines existing on the date of this Second Supplemental Trust Indenture.

SECTION 7 - MISCELLANEOUS

7.1      Acceptance of Trust

         The Trustee accepts the trusts in this Second Supplemental Trust Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Second Supplemental Trust Indenture and in accordance with the Trust Indenture.

7.2      Confirmation of Trust Indenture

         The Trust Indenture as amended and supplemented by this Second Supplemental Trust Indenture is in all respects confirmed.

7.3      Counterparts

         This Second Supplemental Trust Indenture may be executed in counterparts, each of which so executed shall be deemed to be original and such counterparts together shall constitute one and the same instrument.

         IN WITNESS WHEREOF the parties hereto have executed this Second Supplemental Trust Indenture under the hands of their proper signatories in that behalf:

                                          CRYSTALLEX INTERNATIONAL
                                          CORPORATION


                                          By: /s/ TODD BRUCE
                                              ---------------------------------
                                              Name:  Todd Bruce
                                              Title: President and Chief
                                                     Executive Officer


                                          By: /s/ DAN ROSS
                                              ----------------------------------
                                              Name:  Dan Ross
                                              Title: Executive Vice President
                                                     and Corporate Counsel and
                                                     Secretary


                                          CIBC MELLON TRUST COMPANY


                                          By: /s/ EUGENIA PETRYLA
                                              ----------------------------------
                                              Name:  Eugenia Petryla
                                              Title: Account manager


                                          By: /s/ Mark Wright
                                              ----------------------------------
                                              Name:  MARK WRIGHT
                                              Title: Associate Manager

                    Schedule 1 - FORM OF GLOBAL NOTE-SERIES 2

         THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE TRUST INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED ("CDS") TO CRYSTALLEX INTERNATIONAL CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN.


No.   2-001

                                  C$10,000,000

                      CRYSTALLEX INTERNATIONAL CORPORATION
                     (Incorporated under the laws of Canada)
             5% SENIOR UNSECURED NOTES DUE MARCH 13, 2006 (SERIES 2)

                                                                 CUSIP 22942FAC5

Issue Date                           September 14, 2005

Stated Maturity                      March 13, 2006

Interest Rate Per Annum              5%

Principal Amount                     C$10,000,000

         CRYSTALLEX INTERNATIONAL CORPORATION (the "Corporation") for value received hereby promises to pay to the registered holder hereof on the Stated Maturity, or on such earlier date as the Principal Amount (or a portion thereof) may become due in accordance with the provisions of the Trust Indenture (as defined below), on presentation and surrender of this 5% Senior Unsecured Note due March 13, 2006 (Series 2) (the "Series 2 Note"), the Principal Amount and interest on the Principal Amount at the Interest Rate Per Annum from and including the Issue Date to but excluding the Stated Maturity in lawful money of Canada at the office of the Trustee (as defined below) at 199 Bay Street, Commerce Court West, B2 Level, Toronto, Ontario, M5L 1G9 and if the Corporation defaults in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money, on demand, at the address of the registered holder hereof appearing on the register of the Series 2 Notes maintained by or at the direction of the Trustee.

         This Series 2 Note is one of an authorized issue of Notes designated as 5% Senior Unsecured Notes due March 13, 2006 (Series 2) and forming the series of Notes created and

                                      1-1
issued under a second supplemental trust indenture made as of September 14, 2005 (the "Second Supplemental Trust Indenture"). The Second Supplemental Trust Indenture is a supplemental indenture to the trust indenture (the "Indenture") made as of December 23, 2004, between the Corporation and CIBC Mellon Trust Company (the "Trustee"), as Trustee (the Second Supplemental Trust Indenture and the Indenture are collectively referred to herein as the "Trust Indenture"). The Trust Indenture specifies the terms and conditions upon which the Series 2 Notes are created and issued or may be created, issued and held and the rights of the registered holders of the Series 2 Notes, the Corporation and the Trustee, all of which terms and conditions are incorporated by reference in this Series 2 Note and to each of which the registered holder of this Series 2 Note, by acceptance hereof, agrees.

         The aggregate principal amount of Series 2 Notes that may be created and issued under the Second Supplemental Trust Indenture is limited to up to C$10,000,000. Series 2 Notes are issuable as fully registered Notes in denominations of C$1,000 and integral multiples thereof and, subject to the terms and conditions set forth in the Trust Indenture, are issued as book entry only Notes.

         The Series 2 Notes are direct unsecured obligations of the Corporation and will rank senior to Convertible Debt, junior to Branch Secured Indebtedness and equally with each other and with all other Notes of every other series from time to time issued and outstanding pursuant to the Indenture and, except to the extent prescribed by law, with all other unsecured and unsubordinated Indebtedness of the Corporation.

         If a Redemption Event occurs on or before a date that is at least 10 days before Stated Maturity, the Corporation shall, in accordance with Section
3.1 of the Second Supplemental Trust Indenture:

         (a) redeem all of the outstanding Series 2 Notes if the Redemption Event Proceeds are equal to or greater than the outstanding principal amount of the Series 2 Notes plus accrued interest (to but excluding the Redemption Date); or

         (b) redeem outstanding Series 2 Notes in an amount equal to the Redemption Event Proceeds and in accordance with the provisions of Section 5.2 of the Indenture if the Redemption Event Proceeds are less than the outstanding principal amount of the Series 2 Notes plus accrued interest (to but excluding the Redemption Date)

         Payment on redemption shall be made in cash in Canadian dollars at a redemption price equal to the principal amount of the Series 2 Notes to be redeemed, together with accrued and unpaid interest to but excluding the Redemption Date.

         A Holder of Series 2 Notes shall have the right at any time and from time to time, by delivering a notice of retraction to the Corporation and the Trustee ("Retraction Notice"), to require the Corporation to redeem all or any amount of the Holder's Series 2 Notes (provided that, if the amount to be redeemed is less than all of the Series 2 Notes held by the Holder, such amount must be equal to or greater than $500,000) following the occurrence of either of the following:

                                      1-2

         (a) the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for any trading day is less than C$1.00; or

         (b) the Corporation fails to pay any amount owing on the Series 2 Notes when due.

The Retraction Notice shall set out a retraction date ("Retraction Date") not earlier than the second Business Day following delivery of the Retraction Notice on which the Holder's Series 2 Notes will be redeemed. On the Retraction Date, the Corporation will redeem the Holder's Series 2 Notes and the Holder will receive payment in the form of Common Shares determined on the basis of the following formula:

         A
        ---
         B

         where:

         A   =    the principal amount of the Series 2 Notes to be redeemed
                  ("Retraction Amount"), together with accrued and unpaid interest on such Retraction Amount to but excluding the Retraction Date; and

         B   =    90% of the average closing price of the Common Shares on the
                  Toronto Stock Exchange for the five consecutive trading days ending immediately preceding the date of the Retraction
                  Notice.

         The issuance of Common Shares on a retraction is subject to receipt of any required legal or regulatory (including stock exchange) approvals. For greater certainty, if the Corporation does not or is unable to deliver Common Shares to the Holder upon a retraction, the Holder shall continue to be entitled to payment of all amounts owing on the Series 2 Notes in cash in accordance with the terms of the Series 2 Notes.

         No fractional Common Shares shall be issued in connection with the exercise of the retraction right and the number of Common Shares issued shall be rounded up or down, as applicable, to the next closest whole number (and, in the case of .5, will be rounded up). The Corporation shall deliver any Common Shares issuable pursuant to the exercise of the retraction right directly to the Holder or by way of a global certificate issued in the name of CDS or its nominee (as directed by the Holder) on the Retraction Date.

         If a Change of Control occurs, the Corporation shall, at the request of a Holder, purchase all or a portion of the Holder's Series 2 Notes for cash in Canadian dollars at a price equal to the principal amount of the Series 2 Notes plus accrued interest to but excluding the Change of Control Purchase Date.

         At any time when the Corporation is not in default under the Trust Indenture, the Corporation may, subject to the terms and conditions set forth in the Trust Indenture, purchase Series 2 Notes in the open market, by tender or by private contract, at any price. Series 2 Notes purchased by the Corporation shall be cancelled and not reissued.

                                      1-3

         The Principal Amount may become or be declared due before the Stated Maturity on the conditions, in the manner, with the effect and at the times set forth in the Trust Indenture.

         The Trust Indenture contains provisions for the holding of meetings of registered holders of Notes issued by the Corporation pursuant to the Trust Indenture and the making of resolutions at such meetings and the creation of instruments in writing signed by the registered holders of a specified majority of Notes issued and outstanding pursuant to the Trust Indenture. Such resolutions and instruments will be binding on and may affect the rights and entitlements of all holders of Notes issued by the Corporation pursuant to the Trust Indenture, subject to the provisions of the Trust Indenture.

         This Series 2 Note may be transferred only upon compliance with the conditions prescribed in the Trust Indenture relating to the transfer of a Global Note (as defined in the Trust Indenture), and upon compliance with such reasonable requirements as the Trustee or other Registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other Registrar.

         This Series 2 Note shall not become obligatory for any purpose until it shall have been certified by the manual signature of the Trustee in accordance with the Trust Indenture.

                          - signature page to follow -

                                      1-4

         IN WITNESS WHEREOF CRYSTALLEX INTERNATIONAL CORPORATION has caused this Series 2 Note to be signed by its President and Chief Executive Officer and its Secretary.

                                          CRYSTALLEX INTERNATIONAL
                                          CORPORATION

                                          By:
                                              ----------------------------------
                                              Name:  Todd Bruce
                                              Title: President and Chief
                                                     Executive Officer


                                          By:
                                              ----------------------------------
                                              Name:  Dan Ross
                                              Title: Executive Vice President
                                                     and Corporate Counsel and
                                                     Secretary


                                      1-5

                        (FORM OF TRUSTEE"S CERTIFICATE)
                              TRUSTEE'S CERTIFICATE

         This Note is one of the Series 2 Notes referred to in the Trust Indenture referred to above.


                                          CIBC MELLON TRUST COMPANY

                                                                         Trustee



                                          By:
                                              ----------------------------------
                                               Authorized Signatory



                          (FORM OF REGISTRATION PANEL)

          (NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)



--------------------------------------------------------------------------------
 DATE OF REGISTRATION   | IN WHOSE NAME            | SIGNATURE OF TRUSTEE
                        | REGISTERED               | OR OTHER REGISTRAR
------------------------|--------------------------|----------------------------
                        |                          |
------------------------|--------------------------|----------------------------
                        |                          |
------------------------|--------------------------|----------------------------
                        |                          |
--------------------------------------------------------------------------------

                                POWER OF ATTORNEY


  FOR VALUE RECEIVED THE UNDERSIGNED HEREBY SELLS, ASSIGNS AND TRANSFERS UNTO:


NAME OF
TRANSFEREE
                  --------------------------------------------------------------

ADDRESS OF
TRANSFEREE
                  --------------------------------------------------------------


                  --------------------------------------------------------------

                  SERIES 2 NOTES
                  OF CRYSTALLEX INTERNATIONAL CORPORATION
                  --------------------------------------------------------------

                  REPRESENTED BY
                  CERTIFICATE(S) NUMBER(S)
                  --------------------------------------------------------------
                  AND HEREBY IRREVOCABLY CONSTITUTES AND APPOINTS
                  (LEAVE THIS SPACE BLANK)

                  --------------------------------------------------------------
                  THE ATTORNEY OF THE UNDERSIGNED TO TRANSFER THE SAID SERIES 2 NOTES WITH FULL POWER OF SUBSTITUTION IN THE PREMISES


DATED
                  ------------------------------------


SIGNATURE OF
TRANSFEROR
                                ------------------------------------------------



                                ------------------------------------------------
                                NAME OF TRANSFEROR AS RECORDED ON CERTIFICATE(S)


                                ------------------------------------------------
                                NAME AND TITLE OF AUTHORIZED SIGNATORY

                                ------------------------------------------------
                                SIGNATURE
SIGNATURE OF TRANSFEROR
GUARANTEED BY
                                -----------------------------------------------
                                NAME OF GUARANTOR

Note:  the signature of the
transferor must be Signature    -----------------------------------------------
Guaranteed by a Canadian        NAME AND TITLE OF AUTHORIZED SIGNATORY
Schedule 1 chartered bank or
a  major trust company in
Canada or a member of the       -----------------------------------------------
Securities  Transfer  Agents    SIGNATURE
Medallion Program (STAMP) or
a member of the Stock
Exchange Medallion Program
(SEMP) or a member of the
New York Stock Exchange Inc.
Medallion Signature Program
(MSP).

                       Schedule 2 - OUTSTANDING SECURITIES


CRYSTALLEX INTERNATIONAL CORPORATION
August 31, 2005
-------------------------------------------------------------------------------------------------------------------------
                                 Common Share                                                               Common Share
   Summary of common              Purchase                                          #                         Purchase
    share purchase                Warrants    Expiry     Date of     Exercise    Warrants     Exercise        Warrants
 warrants outstanding             Issued       Date     Granting       Price     Exercised      Date        Outstanding
-------------------------------------------------------------------------------------------------------------------------

$US priced warrants
-------------------

12,800,000 Special warrants @US$2.20
------------------------------------
Private placement               6,400,000    8-Sep-06     8-Sep-03     $  2.75    125,000      16-Apr-04
                                                                                  500,000      1-Feb-05       5,775,000

4,545,455 Special warrants @US$2.20
-----------------------------------
Private placement               2,272,727   29-Dec-05    29-Aug-03     $  2.75                                2,272,727

500,000 Warrants @US$2.00 (relating to Las Cristinas)
-----------------------------------------------------
BNP Parabis - Conditional on      500,000    7-Apr-07     7-Apr-03     $  2.00                                  500,000
financing

500,000 Warrants @US$1.75 (relating to Las Cristinas)
-----------------------------------------------------
BNP Parabis                       500,000    7-Apr-07     7-Apr-03     $  1.75                                  500,000

492,008 Convertible Note Warrants @US$2.82
------------------------------------------
Private placement                 492,008   23-Sep-05    23-Sep-02     $  2.82                                  492,008
                               ----------                                        ---------                   ----------
  Subtotal - $US priced
     warrants                  10,164,735                                         625,000                     9,539,735
                               ----------                                        ---------                   ----------

$Can priced warrants
--------------------

400,000 Warrants @Cdn$3.34
Orion Securities                  400,000   20-Nov-05    21-Nov-03     $  3.34          -                       400,000
                               ----------                                        ----------                   ----------
----------------------------------------------------------------------------------------------------------------------------
Total common share purchase
warrants outstanding -
August 31, 2005                10,564,735                                         625,000                     9,939,735
----------------------------------------------------------------------------------------------------------------------------
450,000 warrants issued to
Azimuth Opportunity, Ltd. On
September 14, 2005


Crystallex International Corporation

Schedule of Outstanding Options

As of August 31, 2005


                               Employees & Directors   Employees & Directors
                                     N America              S America             Services         Total
                               ---------------------   ----------------------   ------------   --------------

Balance, August 31, 2005             9,295,250                619,500             842,500        10,757,250
                               =====================   ======================   ============   ==============


                                                                     Exhibit 4.2

          THIS WARRANT SHALL EXPIRE AND BE OF NO FURTHER LEGAL EFFECT
               UNLESS EXERCISED WITHIN THE TIME HEREIN PROVIDED


                      CRYSTALLEX INTERNATIONAL CORPORATION

                      (Existing under the laws of Canada)

September 14, 2005

                                    WARRANT

                   FOR THE PURCHASE OF 450,000 COMMON SHARES

         THIS CERTIFIES THAT for value received Azimuth Opportunity, Ltd., c/o Hedge Fund Services (BVI) Limited, James Frett Building, P.O. Box 761, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, is entitled to purchase from Crystallex International Corporation (the "Company") up to 450,000 fully paid and non-assessable common shares (the "Common Shares") in the capital of the Company, subject to adjustment as set out herein at a price (in Canadian funds) per Common Share equal to $3.19 (the "Exercise Price"), subject to adjustment as hereinafter referred to, upon the terms and conditions hereinafter set forth.

         Certain capitalized terms used herein without definition have the meanings given to them in a unit purchase agreement dated September 14, 2005 between the Company and Azimuth Opportunity, Ltd.

1. EXERCISE OF WARRANT. The rights represented by this Warrant may be exercised by the holder hereof, in whole or in part (but not as to a fractional Common Share) from time to time commencing at 9:00 a.m. (Toronto time) on September 14, 2005 and expiring at 5:00 p.m. (Toronto time) on September 13, 2006 (the "Time of Expiry"), by the surrender of this Warrant, with the attached subscription form duly executed, at the principal office of the Company at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, and upon payment to it, by certified cheque, electronic funds transfer or wire transfer in immediately available funds, of the Exercise Price for the number of Common Shares in respect of which this Warrant is being exercised. The Company agrees that the Common Shares subscribed for and purchased upon exercise of this Warrant shall be and be deemed to be issued to the holder hereof as the registered owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares. Certificates for the Common Shares so purchased shall be delivered to the holder hereof within a reasonable time, not exceeding five days, after the rights represented by this Warrant shall have been so exercised and a new Warrant representing the right to purchase such number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the holder hereof within such time. The Company shall, upon request, provide such account details and other information necessary for the holder of this Warrant to provide payment of the Exercise Price by electronic funds transfer or wire transfer.

2.      COVENANTS OF THE COMPANY. The Company hereby agrees as follows:

     (a) It will at all times maintain its corporate existence and carry on and conduct its business, and cause its subsidiaries to maintain their respective existence and carry on and conduct their respective businesses, in accordance with good business practice.

     (b) It will use commercially reasonable efforts to maintain its status as a reporting issuer not in default under securities legislation in the Province of Ontario, and to not be in default in any material respect of the applicable requirements of securities legislation in the Province of Ontario or the United States. The Company will use commercially reasonable efforts to take all action necessary to cause its Common Shares to continue to be registered under Section 12(b) or 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), and comply with its reporting and filing obligations under the 1934 Act, and will use commercially reasonable efforts not to take any action or file any document (whether or not permitted by the U.S. Securities Act of 1933, as amended (the "1933 Act")) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the 1933 Act or 1934 Act, except as permitted herein.

     (c) If, in the opinion of counsel, any instrument is required to be filed with or any permission, order or ruling is required to be obtained from any applicable securities regulatory authority or any other step is required under applicable securities laws before any Common Shares, securities or other property that a holder of this Warrant is entitled to receive upon exercise hereof may properly and legally be issued or delivered upon exercise of this Warrant, the Company shall take all such action, at its expense, as is required.

     (d) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of its Common Shares to provide for the exercise of the rights represented by this Warrant.

     (e) It will cause all shares which may be issued upon the exercise of the rights represented by this Warrant to, upon issuance, be validly issued, fully paid and non-assessable and free from any and all taxes, liens and charges with respect to the issue thereof.

     (f) It will use commercially reasonable efforts to maintain the listing of the Common Shares on the Toronto Stock Exchange (the "TSX") and the American Stock Exchange ("AMEX") or an Alternate Market and to ensure that the Common Shares issuable upon exercise hereof will be listed and posted for trading, or quoted, on such exchanges or markets immediately following their issue.

     (g) It will give such notice of, and make such filings with respect to, the issue of Common Shares (or other securities or property) pursuant to the exercise of this Warrant, as may be required, to the TSX, AMEX, any Alternate Market and any securities regulatory authority.

     (h) The Company shall take all necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Common Shares to the Purchaser upon the exercise of the Warrants and the first trade of the Common Shares without any "hold period" applying under applicable securities laws, provided the conditions of Section 2.10 of Multilateral Instrument 45-102 - Resale of Securities are met.

For the purposes hereof, "Alternate Market" shall mean the Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, London Stock Exchange, Alternative Investment Market (AIM) of the London Stock Exchange, or such other stock exchange or market as is acceptable to the Holder.

3. EXPIRATION. All rights hereunder in respect of which the right of subscription and purchase herein provided for have not been exercised on or before the Time of Expiry shall wholly cease and determine immediately following the Time of Expiry.

4. ADJUSTMENT OF RIGHTS. The rights of subscription and purchase herein are, however, subject to the following:

     (a) If there is a reclassification of the Common Shares at any time outstanding (other than any subdivision or consolidation of Common Shares into a greater or lesser number of Common Shares) or a change of the Common Shares into other shares or securities, or in case of a Corporate Reorganization (as defined below) of the Corporation (other than a Corporate Reorganization which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or securities), and if the holder of this Warrant has not exercised its right of purchase prior to the effective date of such reclassification, change or Corporate Reorganization, upon the exercise of such right, the holder of this Warrant shall be entitled to receive, and shall accept in lieu of the number of Common Shares then subscribed for but for the same aggregate consideration payable therefor, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change or Corporate Reorganization if, on the effective date thereof, it had been the registered holder of the number of Common Shares subscribed for. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this paragraph with respect to the rights and interests thereafter of the holder of this

          Warrant to the end that the provisions set forth in this paragraph shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon subscription by the holder of this Warrant. Any such adjustments shall be made by and set forth in a supplemental Warrant approved by the board of directors of the Company and must be acceptable to the holder.

     (b) If and whenever the Company shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares; or (iii) issue any Common Shares of the Company (or securities convertible into or exercisable or exchangeable for Common Shares) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution on its Common Shares (each of the events described in (i), (ii) and (iii) being a "Common Share Reorganization") the number of Common Shares which may be acquired pursuant to this Warrant in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend or other distribution, as the case may be, shall be increased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before such subdivision, redivision or dividend or distribution bears to the number of Common Shares outstanding after such subdivision, redivision or dividend or distribution (including, in the case where securities convertible into or exercisable or exchangeable for Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been converted into or exercised or exchanged for Common Shares on such effective date or record date), or shall be decreased, in the case of the event referred to in (ii) above, in the proportion which the number of Common Shares outstanding before such reduction, combination or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation. Any such issue of Common Shares by way of a stock dividend or other distribution shall be deemed to have been made on the record date fixed for such stock dividend or other distribution for the purpose of calculating the number of outstanding Common Shares under this paragraph.

     (c) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the issuance of rights, options or warrants (other than options or warrants issued pursuant to any stock option plan in force at the date hereof for directors, officers, employees or consultants of the Company) to all or substantially all the holders of the outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exercisable or exchangeable for Common Shares) at a price per share (or having a conversion, exercise or exchange price per share) less than 95% of the Current Market Price, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date, or the date of such agreement, by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date, or the date of such agreement, plus the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion, exercise or exchange price of the convertible, exercisable or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date, or the date of such agreement, plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible, exercisable or exchangeable securities so offered are convertible, exercisable or exchangeable); and Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed or such an agreement is entered into; to the extent that any rights, options or warrants are not so issued or any such rights, options or warrants are not converted, exercised or exchanged prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon the number and aggregate price of Common Shares (or securities convertible into or exercisable or exchangeable for Common Shares) actually issued upon the conversion, exercise or exchange of such rights, options or warrants, as the case may be. "Current Market Price", as at any date when Current Market Price is to be determined, shall mean the weighted average price per share at which the Common Shares have traded (i) on the TSX; (ii) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors, acting reasonably; or (iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market; during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold, or if the Common Shares are not traded on any recognized market or exchange, a price determined by the directors of the Company, acting reasonably.

     (d) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

          (i) securities of any class other than Common Shares, whether of the Company or any other corporation;

          (ii) evidences of its indebtedness; or

          (iii) other property or assets;

          then, and in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the directors of the Company, acting reasonably) of such shares, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date has not been fixed or to the Exercise Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed, as the case may be.

     (e) The adjustments provided for in this paragraph 4 are cumulative. After any adjustment pursuant to this paragraph, the term "Common Shares" or "shares" where used in this Warrant shall be interpreted to mean the Common Shares or shares or other securities or property which, as a result of all previous adjustments pursuant to this paragraph, the holder hereof would have been entitled to receive upon the exercise of this Warrant, and the number of Common Shares indicated in any subscription made pursuant to this Warrant shall be interpreted to mean the number of Common Shares or shares or other securities or property which, as a result of all previous adjustments pursuant to this paragraph, the holder hereof would have been entitled to receive upon the full application of this paragraph 4.

     (f) If a Common Share Reorganization shall occur which results in an adjustment in the number of Common Shares which may be acquired pursuant to this Warrant pursuant to the provisions of this paragraph 4 prior to the Time of Expiry (in respect of the Exercise Price), the Exercise Price shall be adjusted as of the effective date or record date, as the case may be, at which the holders of Common Shares are determined for the purpose of such Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities convertible into or exercisable or exchangeable for Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been converted into or exercised or exchanged for Common Shares on such effective date or record date).

     (g) Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies or stock exchanges having jurisdiction in respect thereof.

     (h) For the purposes of this paragraph 4 "Corporate Reorganization" means, in respect of a corporation, any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person, whether by way of arrangement, reorganization, consolidation, amalgamation, merger, continuance under any other jurisdiction of incorporation or otherwise.

5.        ADDITIONAL REQUIREMENTS RELATING TO ADJUSTMENT OF RIGHTS.

     (a) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Exercise Price, or the number of Common Shares or other shares, securities or property which at the time would be received upon exercise of this Warrant, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the holder of this Warrant, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Exercise Price at the time in effect and (iii) the number of Common Shares and the amount, if any, of shares, securities or other property which at the time would be received upon the exercise of this Warrant.

     (b)  Notice of Corporate Action. If at any time:

          (i) the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of any class or any other securities or property, or to receive any other right, or

          (ii) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

         (iii) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

          then, in any one or more of such cases, the Company shall give to the holder of this Warrant (i) prior written notice of the record date selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up at the same time as it publicly announces or otherwise provides notice to its shareholders of such record date, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, prior written notice of the date when the same shall take place at the same time as it publicly announces or otherwise provides notice to its shareholders of such date. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Shares shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to the holder at the last address of the holder appearing on the register required to be maintained hereunder.

     (c) No Impairment. The Company shall not by any action, including, without limitation, amending its articles of continuance or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the holder against impairment. Without limiting the generality of the foregoing, the Company will (i) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant, and (ii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form reasonably satisfactory to the holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

6. AUTHORIZED SHARES. As a condition precedent to the taking of any action which would require an adjustment pursuant to paragraph 4 of this Warrant, the Company shall take any corporate action which may be necessary in order that the Company has issued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable, all of the shares which the holder of this Warrant is entitled to receive on the full exercise hereof.

7. NO FRACTIONAL COMMON SHARES. The Company shall not be required to issue fractional Common Shares in satisfaction of its obligations hereunder. If any fractional interest in a Common Share would, except for the provisions of this paragraph 7, be deliverable upon the exercise of this Warrant, the Company shall in lieu of delivering the fractional Common Shares therefor satisfy the right to receive such fractional interest by payment to the holder of this Warrant of an amount in cash equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price at the date of exercise of this Warrant.

8. WARRANTHOLDER NOT A SHAREHOLDER. Nothing herein shall be construed as conferring upon the holder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends or other distributions.

9.       THE REGISTER. The Company shall keep:

     (a) at the principal office of the Company, a register of holders of this Warrant or any portion hereof in which shall be entered in alphabetical order the names and addresses of the holders and particulars of the Warrants held by them; and

     (b) at the principal office of the Company, a register of transfers in which all transfers of this Warrant or any portion hereof and the date and other particulars of each transfer shall be entered.

10. TRANSFER OF WARRANT. Subject to the following provisions of this paragraph 10 and applicable law, this Warrant and/or any portion of the rights to subscribe for and purchase Common Shares hereunder may be transferred by the holder. No transfer of this Warrant or any portion of the rights hereunder will be valid unless duly entered on the appropriate register of transfers, upon the surrender to the Company of this Warrant, duly endorsed by, or accompanied by a written instrument of transfer in a form satisfactory to the Company executed by the registered holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Company, and upon compliance with all applicable securities laws and such other reasonable requirements as the Company may prescribe, such transfer will be duly recorded by the Company on the applicable registers.

11. EXCHANGE OF WARRANT. This Warrant is exchangeable, upon the surrender hereof by the holder hereof at the principal office of the Company, for new warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder, each such new warrant to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by such holder hereof at the time of such surrender. In the event that this Warrant is exercised for less than the maximum number of Common Shares which may be purchased hereunder, at the time of and as a condition to the obligation of the Company to deliver the certificates representing the Common Shares, the holder hereof shall surrender this Warrant and the Company shall issue a new warrant to represent the right to subscribe for the remaining number of Common Shares calculated in accordance with the provisions hereof.

12. MUTILATED OR MISSING WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant, the Company will issue to the holder hereof a new warrant of like tenor, in lieu of this Warrant, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder.

13. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

         IN WITNESS WHEREOF the Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of the 14th day of September, 2005.

                                    CRYSTALLEX INTERNATIONAL CORPORATION


                                    By: /s/ DANIEL R. ROSS
                                        ----------------------------------
                                    Name:  Daniel R. Ross
                                    Title: Executive Vice President

                               SUBSCRIPTION FORM

TO:      Crystallex International Corporation
         18 King Street East, Suite 1210
         Toronto, Ontario
         M5C 1C4

         The undersigned holder of the within Warrant hereby subscribes for Common Shares of Crystallex International Corporation (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the provisions of the Warrant) pursuant to the within Warrant at a price of $____________ per Common Share (or the adjusted dollar amount per share at which the undersigned is entitled to purchase such shares under the provisions of the Warrant) on the terms specified in the said Warrant certificate and encloses herewith a certified cheque, bank draft or money order or has transmitted good same day funds by electronic funds transfer, wire transfer or other similar transfer, in lawful money of Canada, payable to or to the order of Crystallex International Corporation in payment of the aggregate exercise price.

         The undersigned hereby directs that the said Common Shares subscribed for (or other applicable shares, securities or property) be issued and delivered as follows:

-------------------------------------------------------------------------------
Name(s)                  Address(es)                      Number(s) of
in full                  (Include Postal Code)            Common Shares
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                          TOTAL
-------------------------------------------------------------------------------

(Please print the full name in which share certificates are to be issued. If any of the Common Shares (or other securities or property) are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay all requisite taxes or other governmental charges.)


  Dated this __________ day of _________________, 200__.


                                            [Name of Warrantholder:]
                                            ----------------------------------


                                            ----------------------------------
                                            Signature

                                                                   Exhibit 10.1

                         COMMON SHARE PURCHASE AGREEMENT




                         Dated as of September 14, 2005




                                 by and between




                      CRYSTALLEX INTERNATIONAL CORPORATION




                                       and




                            AZIMUTH OPPORTUNITY, LTD.

                               TABLE OF CONTENTS

                                                                           Page

ARTICLE I            Definitions and Interpretation...........................1

         Section 1.1       Definitions........................................1

         Section 1.2       Interpretation.....................................6

ARTICLE II           Purchase and Sale of Common Shares.......................6

         Section 2.1       Purchase and Sale of Shares........................6

         Section 2.2       The Shares.........................................6

         Section 2.3       Closing............................................7

         Section 2.4       Delivery of Documents at Closing...................7

ARTICLE III          Representations and Warranties...........................7

         Section 3.1       Representations and Warranties of the Company......7

         Section 3.2       Representations and Warranties of the Purchaser...15

ARTICLE IV           Covenants...............................................17

         Section 4.1       Covenants of the Company..........................17

         Section 4.2       Covenants of the Purchaser........................20

ARTICLE V            Conditions to Draw Downs and Additional Purchases.......21

         Section 5.1       Conditions Precedent to the Obligation of the
                           Purchaser to Accept a Draw Down Notice............21

         Section 5.2 Conditions Precedent to the Obligation of the Purchaser to Purchase Shares pursuant to a Draw
                           Down Notice or Additional Purchase Notice.........22

ARTICLE VI           Draw Down Terms; Additional Purchases...................23

         Section 6.1       Draw Down Terms...................................23

         Section 6.2       Additional Purchases..............................26

ARTICLE VII          Termination.............................................27

         Section 7.1       Expiry............................................27

         Section 7.2       Other Termination.................................27

         Section 7.3       Effect of Termination.............................28

ARTICLE VIII         Indemnification.........................................28

         Section 8.1       General Indemnity.................................28

         Section 8.2       Indemnification Procedures........................29

ARTICLE IX           Miscellaneous...........................................30

                               TABLE OF CONTENTS
                                 (continued)
                                                                           Page

         Section 9.1       Fees and Expenses.................................30

         Section 9.2       Specific Enforcement, Consent to Jurisdiction.....31

         Section 9.3       Entire Agreement; Amendment.......................31

         Section 9.4       Notices...........................................31

         Section 9.5       Waivers...........................................33

         Section 9.6       Headings..........................................33

         Section 9.7       Successors and Assigns............................33

         Section 9.8       Governing Law.....................................33

         Section 9.9       Survival..........................................33

         Section 9.10      Counterparts......................................33

         Section 9.11      Publicity.........................................33

         Section 9.12      Severability......................................34

         Section 9.13      Further Assurances................................34

                         COMMON SHARE PURCHASE AGREEMENT



         This COMMON SHARE PURCHASE AGREEMENT (this "Agreement") is dated as of September 14, 2005 by and between Crystallex International Corporation, a corporation existing under the laws of Canada, and Azimuth Opportunity, Ltd., a company existing under the laws of the Territory of the British Virgin Islands.

         The parties hereto agree as follows:

                                   ARTICLE I
                         Definitions and Interpretation

Section 1.1      Definitions.

         (a) "Additional Purchase" has the meaning assigned to such term in
Section 6.2(a) hereof.

         (b) "Additional Purchase Amount" has the meaning given to such term in
Section 6.2(a) hereof.

         (c) "Additional Purchase Notice" has the meaning assigned to such term in Section 6.2(a) hereof.

         (d) "AIF" means the annual information form of the Company dated May 30, 2005 in respect of the year ended December 31, 2004.


         (e) "Alternate Market" means the AMEX, Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, London Stock Exchange, Alternative Investment Market (AIM) of the London Stock Exchange, or such other stock exchange or market as is acceptable to the Purchaser.

         (f) "AMEX" means the American Stock Exchange.

         (g) "By-Laws" has the meaning assigned to such term in Section 3.1(c) hereof.

         (h) "Change of Control" means the occurrence of any of the following events:

               (i) there is a report filed on Schedule 13D, TO or 14D-1F (or any successor schedule, form or report) pursuant to the 1934 Act, disclosing that any person, other than the Company, any subsidiary of the Company or any employee benefit plan of either the Company or any subsidiary of the Company, has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the 1934
                      Act) of Voting Shares representing more than

                      50% of the total voting power attached to all Voting Shares of the Company then outstanding; provided, however, that a person shall not be deemed to be the beneficial owner of, or to own beneficially, (1) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person until such tendered securities are accepted for purchase or exchange thereunder, or (2) any securities if such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to applicable law, and (ii) is not also then reportable on
                      Schedule 13D (or any successor schedule) under the 1934
                      Act;

               (ii) there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term "offeror" is defined in Section 89(1) of the Securities Act (Ontario) for the purpose of
                      Section 101 of the Securities Act (Ontario), or any successor provision to either of the foregoing), other than the Company, any subsidiary of the Company or any employee benefit plan of either the Company or any subsidiary of the Company, has acquired beneficial ownership (within the meaning of the Securities Act (Ontario)) of, or the power to exercise control or direction over, or securities convertible into, any voting or equity shares of the Company, that together with the offeror's securities (as the term "offeror's securities" is defined in Section 89(1) of the Securities Act (Ontario) or any successor provision thereto in relation to the voting or equity shares of the Company) would constitute Voting Shares of the Company representing more than 50% of the total voting power attached to all Voting Shares of the Company then outstanding;

               (iii) there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Company (1) in which the Company is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Company would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Company in which the holders of the Voting Shares of the Company immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

               (iv) any person or group of persons shall succeed in having a sufficient number of its nominees elected to the board of directors of the Company such that such nominees, when added to any existing director remaining on the board of directors of the Company after such election who was a nominee of or is an affiliate or related person of such person or group of persons, will constitute a majority of the board of directors of the Company.

         (i) "Charter" has the meaning assigned to such term in Section 3.1(c) hereof.

         (j) "Closing" has the meaning assigned to such term in Section 2.3 hereof.

         (k) "Closing Date" has the meaning assigned to such term in Section 2.3 hereof.

         (l) "Commission" means the Ontario Securities Commission.

         (m) "Common Shares" means the common shares in the capital of the Company.

         (n) "Company" means Crystallex International Corporation.

         (o) "Draw Down" means the exercise by the Company of its right to require the purchase of Common Shares by the Purchaser pursuant to Article 6 hereof.

         (p) "Draw Down Amount" means, in respect of any Draw Down, the actual amount of the Draw Down up to $4,000,000 if the Threshold Price is equal to or greater than $2.50 but less than $2.75; up to $4,500,000 if the Threshold Price is equal to or greater than $2.75 but less than $3.00; up to $5,000,000 if the Threshold Price is equal to or greater than $3.00 but less than $3.25; up to $5,500,000 if the Threshold Price is equal to or greater than $3.25 but less than $3.50; up to $6,000,000 if the Threshold Price is equal to or greater than $3.50 but less than $3.75; up to $6,500,000 if the Threshold Price is equal to or greater than $3.75 but less than $4.00; up to $7,000,000 if the Threshold Price is equal to or greater than $4.00 but less than $4.25; up to $7,500,000 if the Threshold Price is equal to or greater than $4.25 but less than $4.50; up to $8,000,000 if the Threshold Price is equal to or greater than $4.50 but less than $4.75; up to $8,500,000 if the Threshold Price is equal to or greater than $4.75 but less than $5.00; up to $9,000,000 if the Threshold Price is equal to or greater than $5.00 but less than $5.25; up to $9,500,000 if the Threshold Price is equal to or greater than $5.25 but less than $5.50; up to $10,000,000 if the Threshold Price is equal to or greater than $5.50 but less than $5.75; up to $10,500,000 if the Threshold Price is equal to or greater than $5.75 but less than $6.00; up to $11,000,000 if the Threshold Price is equal to or greater than $6.00 but less than $6.25; up to $11,500,000 if the Threshold Price is equal to or greater than $6.25 but less than $6.50; up to $12,000,000 if the Threshold Price is equal to or greater than $6.50 but less than $6.75; up to $12,500,000 if the Threshold Price is equal to or greater than $6.75 but less than $7.00; and up to $13,000,000 if the Threshold Price is equal to or greater than $7.00, or such other amount mutually agreed upon by the Purchaser and the Company.

         (q) "Draw Down Discounted Percentage" means, in respect of any Draw Down, 93.0% if the Company's Market Capitalization is equal to or greater than $150,000,000 but less than $300,000,000; 93.5% if the Company's Market
Capitalization is equal to or greater than $300,000,000 but less than $450,000,000; 94.0% if the Company's Market Capitalization is equal to or greater than $450,000,000 but less than $600,000,000; 94.5% if the Company's Market Capitalization is equal to or greater than $600,000,000 but less than $750,000,000; 95.0% if the Company's Market Capitalization is equal to or greater than $750,000,000 but less than $1,125,000,000; 95.5% if the Company's Market Capitalization is equal to or greater than $1,125,000,000 but less than $1,500,000,000 and 96.0% if the Company's Market Capitalization is equal to or greater than $1,500,000,000.

         (r) "Draw Down Exercise Date" means, in respect of any Draw Down, the date of the Draw Down Notice given in respect of such Draw Down.

         (s) "Draw Down Notice" has the meaning assigned to such term in Section 6.1(h) hereof.

         (t) "Draw Down Pricing Period" means, in respect of any Draw Down, a period of 20 consecutive Trading Days commencing on the first Trading Day specified by the Company pursuant to Section 6.1(h), or such other period mutually agreed upon by the Purchaser and the Company.

         (u) "Effective Date" means August 25, 2005, the date the Registration Statement became effective.

         (v) "Event Period" has the meaning assigned to such term in Section 7.2 hereof.

         (w) "GAAP" has the meaning assigned to such term in Section 3.1(g) hereof.

         (x) "Investment Period " has the meaning assigned to such term in
Section 7.1 hereof.

         (y) "Market Capitalization" shall be calculated, in respect of any Draw Down, on the Trading Day preceding the first day of the Draw Down Pricing Period with respect to such Draw Down and shall be the product of (X) the closing price of the Common Shares on the TSX on the Trading Day preceding the first day of the Draw Down Pricing Period and (Y) the number of Common Shares outstanding on such Trading Day as determined by Bloomberg Financial LP using the DES function.

         (z) "Material Adverse Effect" means any effect on the business, prospects, operations, assets or financial condition of the Company or any of its subsidiaries that is material and adverse to the Company and its subsidiaries, taken as a whole, and/or any condition, circumstance, or situation that would prohibit the Company or otherwise interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement in any material respect.

         (aa) "Minimum Threshold Price" means the lowest Threshold Price the Company is permitted to specify in a Draw Down Notice, being $2.50 per Share or such other price mutually agreed upon by the Company and the Purchaser.

         (bb) "Ontario securities law" has the meaning assigned to such term in the Securities Act (Ontario).

         (cc) "Order" has the meaning assigned to such term in Section 2.4 hereof.

         (dd) "Other Financing" means a financing agreement, other than this Agreement or a Permitted Transaction, the primary purpose of which is to obtain equity financing for the Company.

         (ee) "Periodic Amount" has the meaning assigned to it in Section 6.1(k) hereof.

         (ff) "Permitted Transaction" means the issuance of (i) Common Shares upon the exercise of the securities set out in Schedule 3.1(c); (ii) stock options under the Company's stock option plans and Common Shares upon exercise of such stock options; (iii) rights under the Company's shareholder rights plan and Common Shares upon exercise of such rights; (iv) securities exerciseable for Common Shares and Common Shares upon exercise of such securities for purposes of licensing and collaborative agreements with third parties; and (v) warrants and Common Shares upon exercise of such warrants in connection with equipment financings.

         (gg) "Prospectus" means the short form base shelf prospectus dated August 23, 2005, as amended and supplemented, including without limitation the documents incorporated by reference therein, filed by the Company with the Commission with respect to the distribution of Shares under this Agreement.

         (hh) "Public Documents" has the meaning assigned to such term in
Section 3.1(g) hereof and, for greater certainty, shall include Public Documents filed by the Company after the date hereof where the truth of applicable representations and warranties is being asserted as of a date after the date of this Agreement.

         (ii) "Purchaser" means Azimuth Opportunity, Ltd. and any permitted assignees thereof.

         (jj) "Receipt Date" means August 25, 2005, the date the Commission issued a receipt for the Prospectus qualifying the distribution of the Shares.

         (kk) "Registration Statement" means the registration statement on Form F-10, Commission File Number 333-126997 under the 1933 Act filed by the Company with the SEC for the registration of the Shares, as such Registration Statement may be amended or supplemented from time to time.

         (ll) "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002 and the rules and regulations made thereunder.

         (mm) "SEC" means the Securities and Exchange Commission.

         (nn) "SEC Documents" has the meaning assigned to such term in Section 3.1(g) hereof and, for greater certainty, shall include SEC Documents filed by the Company after the date hereof where the truth of applicable representations and warranties is being asserted as of a date after the date of this Agreement.

         (oo) "securities legislation" has the meaning assigned to such term in National Instrument 14-101 Definitions.

         (pp) "Settlement Amount" has the meaning assigned to such term in
Section 6.1(i) hereof.

         (qq) "Settlement Date" has the meaning assigned to such term in Section 6.1(d) hereof.

         (rr) "Shares" means the Common Shares that may be purchased hereunder.

         (ss) "Significant Subsidiary" means a "significant subsidiary" as defined in Regulation S-X.

         (tt) "subsidiary" has the meaning assigned to such term in the Securities Act (Ontario).

         (uu) "Threshold Price" means, in respect of any Draw Down Notice, the price per Share specified by the Company in the Draw Down Notice as the lowest price at which the Company will sell Shares during the applicable Draw Down Pricing Period (not taking into account the Draw Down Discounted Percentage during such Draw Down Pricing Period).

         (vv) "Trading Day" means a day on which the Common Shares are traded on the TSX.

         (ww) "TSX" means the Toronto Stock Exchange.

         (xx) "U.S. Prospectus" means the prospectus in the form included in the Registration Statement, as supplemented by any prospectus supplement filed with the SEC, with respect to the distribution of Shares under this Agreement.

         (yy) "Voting Shares" means shares in the capital of a corporation having voting power under ordinary circumstances to vote in the election of directors of the corporation.

         (zz) "VWAP" in respect of a Trading Day means the daily volume weighted average price (based on a Trading Day from 9:30 a.m. to 4:00 p.m., eastern time) of the Common Shares on the TSX on such Trading Day as reported by Bloomberg Financial LP using the AQR function.

         (aaa) "1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations made thereunder.

         (bbb) "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder.

         Section 1.2 Interpretation. All dollar amounts in this Agreement are in Canadian dollars, unless otherwise specified.

                                   ARTICLE II
                       Purchase and Sale of Common Shares

         Section 2.1 Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, the Company may issue and sell to the Purchaser and, if so issued, the Purchaser shall purchase from the Company up to $60,000,000 of Common Shares based on (i) Draw Downs, subject to Section 6.1 hereof; and (ii) Additional Purchases, subject to Section 6.2 hereof.

         Section 2.2 The Shares. The Company has authorized and reserved for issuance the Shares issuable hereunder and covenants that it will not take any action to reverse or repeal such authorization.

         Section 2.3 Closing. The closing of the execution and delivery of this Agreement (the "Closing") shall take place at the offices of McMillan Binch Mendelsohn LLP at (i) 1:00 p.m., Toronto time, on September 14, 2005, or (ii) at such other time and place or on such other date as the Purchaser and the Company may agree upon (the "Closing Date"). Each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing.

         Section 2.4 Delivery of Documents at Closing. At the Closing, the Company shall deliver to the Purchaser an opinion of McMillan Binch Mendelsohn LLP, Canadian counsel to the Company and Skadden, Arps, Slate, Meagher & Flom LLP, US counsel to the Company, each dated the Closing Date, in the form of Exhibit A and Exhibit B hereto, respectively, and subject to customary assumptions and qualifications, a secretary's certificate dated the Closing Date, in the form of Exhibit C hereto, an order and ruling of the Commission in the form of Exhibit D hereto (the "Order"), a draft of the press release to be issued by the Company immediately after the execution of this Agreement in accordance with the Order and such other certificates and documents as the Purchaser or its counsel shall reasonably require in connection with the Closing.

                                  ARTICLE III
                         Representations and Warranties

         Section 3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the
Purchaser:

         (a) Organization and Power. The Company is a corporation duly continued and validly existing under the laws of Canada and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The Company does not have any Significant Subsidiaries except as set out in Schedule 3.1(h). The Company and each of its subsidiaries is duly qualified to transact business and is in good standing (in respect of the filing of annual returns and other information filings where required under applicable corporations information legislation) in each jurisdiction where such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not have a Material Adverse Effect.

         (b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and perform this Agreement and to issue and sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its board of directors or shareholders is required. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and other equitable principles of general application and subject to the qualification that rights of indemnity and contribution provided for herein may be limited under applicable law.

         (c) Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Class A preference shares and an unlimited number of Class B preference shares, of which 194,066,361 Common Shares and no Class A preference shares and no Class B preference shares are issued and outstanding as at the date hereof. All of the outstanding Common Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares in the capital of the Company. No person is entitled to pre-emptive or similar rights to subscribe for or purchase Common Shares that would apply to the issuance of Shares hereunder. Except as set forth in Schedule 3.1(c), as at the date hereof, no Common Shares are entitled to registration rights and there are no outstanding options, warrants, scrips, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares in the capital of the Company. Furthermore, except as set forth in Schedule 3.1(c), as of the date hereof, there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares in the capital of the Company or options, securities or rights convertible into shares in the capital of the Company. Except for customary transfer restrictions contained in agreements entered into by the Company in order to sell restricted securities or as set forth in Schedule 3.1(c), as of the date hereof, the Company is not a party to any agreement granting registration rights to any person with respect to any of its equity or debt securities. The Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares in the capital of the Company. The offer and sale of all shares, convertible securities, rights, warrants, or options of the Company issued by the Company prior to the Closing complied in all material respects with all applicable Canadian provincial and U.S. federal and state securities laws, and no shareholder has a right of rescission or damages with respect thereto against the Company which would have a Material Adverse Effect. The Company has furnished or made available to the Purchaser true and correct copies of the Company's articles of continuance as in effect on the date hereof (the "Charter"), and the Company's by-laws as in effect on the date hereof (the "By-laws").

         (d) Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX and the AMEX and the Company is in compliance in all material respects with the rules and policies of the TSX and the AMEX.

         (e) Issuance of Shares. The Shares to be issued under this Agreement have been duly authorized by all necessary corporate action and, when paid for and issued in accordance with the terms hereof, the Shares shall be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company, and the Purchaser shall be entitled to all rights accorded to a holder of Common Shares and may trade the Shares over the TSX in accordance with the terms of the Order.

         (f) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein do not (i) violate any provision of the Charter or By-laws,
(ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, loan, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its subsidiaries is a party, (iii) create or impose a lien, charge or encumbrance on any property of the Company or any of its subsidiaries under any agreement or any commitment to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or by which any of their respective properties or assets are bound, or (iv) result in a violation of any Canadian or U.S. federal, provincial, state, local or foreign statute, rule, regulation, order, judgment or decree (including securities legislation in Canada and U.S. federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, except, in all cases (other than violations pursuant to clauses (i) and (iv) (to the extent of securities legislation in Canada and U.S. federal securities law)), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The Company is not required under Canadian or U.S. federal, provincial, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Shares in accordance with the terms hereof (other than any filings which may be required to be made by the Company pursuant to the Order or otherwise with securities commissions in Canada, the SEC, the TSX or AMEX under applicable securities laws and any Canadian prospectus or registration statement or supplement thereto which may be filed pursuant hereto); provided that, for purpose of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of the Purchaser herein.

         (g) Public Documents, SEC Documents, Financial Statements, Sarbanes-Oxley Act. The Company is a reporting issuer under the securities legislation of each province of Canada other than Saskatchewan, New Brunswick and Prince Edward Island and, except as publicly disclosed, has complied in all material respects with all filing obligations of a reporting issuer under securities legislation. The documents, including all documents incorporated by reference in any document filed by the Company under securities legislation (the "Public Documents") since January 1, 2003 complied in all material respects with the requirements of securities legislation and at the date of filing did not contain any misrepresentation as defined under the Securities Act (Ontario).

         The Common Shares are registered pursuant to Section 12(b) of the 1934 Act, and, except as publicly disclosed, since January 1, 2003 the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act, including material filed pursuant to Section 13(a) or 15(d) of the 1934 Act (all of the foregoing, including filings incorporated by reference therein being referred to herein as the "SEC Documents").

         The Company has not provided to the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. The AIF complied in all material respects with the requirements of applicable securities legislation, the Company's Form 40-F for the year ended December 31, 2004 complied in all material respects with the requirements of the 1934 Act and the said AIF and Form 40-F did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Public Documents and SEC Documents comply as to form in all material respects with applicable accounting requirements, applicable securities legislation and applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except consolidated unaudited interim statements may not include complete footnotes as provided by GAAP and are subject to normal and recurring year-end adjustments), fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of operations and cash flows of the Company for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments) and have been reconciled to U.S. generally accepted accounting principles as required by Form 40-F.

         The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the 1934 Act, such controls and procedures are effective to ensure that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of the Company's filings with the SEC and the Canadian securities regulatory authorities.

         The Company is in compliance with and has complied with the applicable provisions of the Sarbanes-Oxley Act in all material respects.

         Deloitte & Touche LLP, which has expressed its opinion on the audited financial statements of the Company incorporated by reference in the Prospectus and the U.S. Prospectus, has been independent with respect to the Company at all relevant times within the meaning of the rules and regulations of the Canadian securities regulatory authorities and the SEC.

         (h) Subsidiaries: Schedule 3.1(h) attached hereto sets forth each Significant Subsidiary of the Company as of the date hereof, showing the jurisdiction of its incorporation or organization and showing the percentage of each person's ownership of the outstanding shares or other interests of such subsidiary.

         (i) No Material Adverse Effect. Since December 31, 2004, the Company has not experienced or suffered a Material Adverse Effect.

         (j) No Undisclosed Liabilities. The Company has no liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed on a balance sheet of the Company or any subsidiary (including the notes thereto) in conformity with GAAP not disclosed in the Public Documents, other than those incurred in the ordinary course of the Company's or its subsidiaries' respective businesses since December 31, 2004 and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

         (k) No Undisclosed Events or Circumstances. To the knowledge of the Company, no event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable securities legislation, TSX rules and policies or other applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

         (l) Indebtedness. Schedule 3.1(l) sets forth as at August 31, 2005 all outstanding secured and unsecured Indebtedness of the Company and its subsidiaries, or for which the Company or any subsidiary has commitments with respect to Indebtedness. For the purposes of this Agreement, "Indebtedness" shall mean (a) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any subsidiary is in default with respect to any Indebtedness.

         (m) [Intentionally Deleted].

         (n) Agreements re Material Assets. Except as disclosed in the Prospectus, the U.S. Prospectus and the Public Documents, any and all agreements pursuant to which the Company or the subsidiaries hold their respective material assets or are entitled to the use of material assets, including, without limitation, the mine operation agreement dated September 17, 2002 between the Company and Corporacion Venezolana de Guayana pursuant to which the Company was granted the right to develop the Las Cristinas 4, 5, 6 and 7 deposits in the Municipality of Sifontes, Bolivar State, Venezuela, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and neither the Company nor the subsidiaries are in material default of any of the provisions of any such agreements nor has any such default been alleged, and the Company and the subsidiaries are not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, and all leases, licenses, concessions and claims pursuant to which the Company or the subsidiaries derive their respective interests in such material assets are in good standing and there has been no material default under any such leases, licenses, concessions, and claims and all taxes (except such taxes as may be the subject of a bona fide dispute) required to be paid with respect to such assets to the date hereof have been paid.

         (o) Technical Information. All technical information set forth in the Prospectus and the U.S. Prospectus, including in any documents incorporated by reference therein relating to any mining properties that are material to the Company, has been reviewed by the Company and an independent qualified person as required under NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and all exploration results set forth in the Prospectus and the U.S. Prospectus have been verified by an independent qualified person as required under NI 43-101, and the information upon which such estimates was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Prospectus.

         (p) Foreign Corrupt Practices Act. From 1998 through to the date hereof, the Company has not made any payment to any person in violation of the United States Foreign Corrupt Practices Act nor to the knowledge of the Company has any person made such a payment on the Company's behalf or with funds supplied by the Company and the Company is not aware of any such payments made prior to 1998.

         (q) Actions Pending. There is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto. Except as disclosed in the Prospectus and the U.S. Prospectus, there is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Company, threatened, against or involving the Company or any subsidiary, or any of their respective contracts, rights, properties or assets which, if adversely determined, is reasonably likely to result in a Material Adverse Effect.

         (r) Compliance with Law. The business of the Company and its subsidiaries has been and is presently being conducted in accordance with all applicable federal, provincial, state and local governmental laws, rules, regulations and ordinances, except where failure to do so would not have a Material Adverse Effect. Each of the Company and its subsidiaries has all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted except where failure to do so would not have a Material Adverse Effect.

         (s) Certain Fees. No brokers, finders or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement, other than as set out in Section 9.1(b).

         (t) Disclosure. Neither this Agreement nor the Schedules hereto nor any other documents, certificates or instruments furnished to the Purchaser by or on behalf of the Company in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

         (u) Intellectual Property. There are no intellectual property rights (including without limitation patents, trademarks, service marks, trade names, copyrights, licenses, business methods, trade secrets or industrial designs) that are material to the Company or any of its subsidiaries or that are necessary for the conduct of their respective business as now conducted.

         (v) Environmental Compliance. Except as disclosed in the Prospectus and the U.S. Prospectus: (i) the operations carried on by the Company and its subsidiaries are in material compliance with all applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits (including those of Venezuela) except to the extent that any such non-compliance would not have a Material Adverse Effect; (ii) none of such operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment; (iii) except in material compliance with applicable environmental laws, none of the premises currently occupied by the Company or any of its subsidiaries has at any time been used by the Company or its subsidiaries or, to the knowledge of the Company, by any other occupier, as a waste storage or waste disposal site or to operate a waste management business; (iv) neither the Company nor any of its subsidiaries has any material contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the premises currently occupied by the Company or any of its subsidiaries or from the operations carried out thereon except to the extent such release is in compliance with all applicable laws or to the extent such non-compliance, if any, would not have a Material Adverse Effect; (v) neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any occupier (other than illegal miners) of the premises currently occupied by the Company or any of its subsidiaries, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the premises currently occupied by the Company or any of its subsidiaries in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health except to the extent that any such contravention would not have a Material Adverse Effect; and (vi) no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the premises currently occupied by the Company or any of its subsidiaries in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health, except to the extent that any such contravention would not have a Material Adverse Effect. For the purposes of this subparagraph, "Hazardous Material" means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health.

         (w) Material Contracts. Except for this Agreement and as set forth in the Public Documents and the SEC Documents, neither the Company nor any of its subsidiaries is a party to any contract, instrument, agreement, commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the SEC as an exhibit to a registration statement on Form F-10 or disclosed in a prospectus as a material contract if the Company was registering securities or qualifying the distribution of securities under the Securities Act (Ontario) or that is otherwise material to it or its business (collectively, "Material Contracts"). Except as set forth in the Prospectus and the U.S. Prospectus, the Company has in all material respects performed all the obligations required to be performed by it to date under the Material Contracts, has received no notice of default and, to the best of the Company's knowledge is not in default under any Material Contract now in effect, the result of which could reasonably be expected to have a Material Adverse Effect.

         (x) Transactions with Associates. Except as discussed in the Public Documents, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions exceeding $100,000 between (a) the Company, or any of its customers (excluding agreements relating to purchase or lease of the Company's products) or suppliers on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any person who is an associate, as defined in the Securities Act (Ontario), of, or any corporation or other entity controlled by, such officer, employee, consultant, director or person. There are no outstanding loans made by the Company or any of its subsidiaries to any executive officer (as defined under Rule 3b-7 of the 1934 Act) or director of the Company, other than loans outstanding at the time of the effectiveness of the Sarbanes-Oxley Act that have not been amended since that time.

         (y) Securities Legislation. The Company has complied in all material respects with securities legislation, the Order and TSX rules and policies in connection with the offer, issuance and sale of the Shares hereunder. The Prospectus, as supplemented, complied when so filed in all material respects with Ontario securities law. The Company is eligible to use the shelf prospectus procedures under National Instrument 44-102 - Shelf Distributions. No securities regulatory authority has issued an order preventing or suspending the use of the Prospectus. The Company has not distributed, and prior to the completion of the sale of the Shares to the Purchaser will not distribute, any offering material in connection with the offering and sale of the Shares other than the Prospectus, the U.S. Prospectus or other materials contemplated under the Order or permitted under applicable securities legislation.

         (z) 1933 Act.

                      (i) Each U.S. Prospectus included as part of the
               Registration Statement complied when so filed in all material respects with the provisions of the 1933 Act.

                      (ii) The Company meets the requirements for the use of
               Form F-10 under the 1933 Act. The Registration Statement in the form in which it became effective and also in such form as it may be when any post-effective amendment thereto becomes effective and any supplement to the U.S. Prospectus when filed with the SEC pursuant to General Instruction II-L of Form F-10 under the 1933 Act, complied or will comply in all material respects with the provisions of the 1933 Act and did not at any such times contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the U.S. Prospectus, in the light of the circumstances under which they made) not misleading, except that this representation and warranty does not apply to statements in or omissions from the Registration Statement or the U.S. Prospectus made in reliance upon and in conformity with information relating to the Purchaser furnished to the Company in writing by or on behalf of the Purchaser expressly for use therein.

         (aa) Prospectus Receipt and Effective Registration Statement. A receipt has been issued by the Commission for the Prospectus, as amended and supplemented, qualifying the distribution of the Shares and the Registration Statement registering the offer and sale of the Shares has become effective and there is no cease trade order suspending qualification for distribution of the Shares or stop order suspending effectiveness of the Registration Statement.

         (bb) Employees. Except as set forth in Schedule 3.1(bb) as of the date hereof, neither the Company nor any of its subsidiaries has any collective bargaining arrangements or agreements covering any of its employees. Except as set forth on Schedule 3.1(bb) attached hereto, as of the date hereof neither the Company nor any of its subsidiaries has any employment contract or any other similar contract or restrictive covenant with any senior officer. Except as set forth on Schedule 3.1(bb), as of the date hereof, since December 31, 2004, no officer, consultant or key employee of the Company or any of its subsidiaries whose termination, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, has terminated or, to the knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any of its subsidiaries.

         (cc) Use of Proceeds. The proceeds from the sale of the Shares will be used by the Company and its subsidiaries for working capital and general corporate purposes.

         (dd) Investment Company Act. The Company is not, and as a result of and immediately upon Closing will not be, an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

         (ee) Acknowledgment Regarding Purchaser's Purchase of Shares. The Company acknowledges that the Purchaser is acting solely in the capacity of arm's length purchaser with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Purchaser or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Purchaser's purchase of the Shares.

         (ff) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction has been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

         (gg) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority has been commenced, and, to the knowledge of the Company, no investigation by any governmental authority has been threatened, against the Company, or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

         Section 3.2 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the
Company:

         (a) Organization and Standing of the Purchaser. The Purchaser is a company duly organized, validly existing and in good standing under the laws of the Territory of the British Virgin Islands. The head office of the Purchaser is in the Territory of the British Virgin Islands.

         (b) Authorization and Power. The Purchaser has the requisite corporate power and authority to enter into and perform this Agreement and to purchase the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Purchaser, its Board of Directors or shareholders is required. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and other equitable principles of general application and subject to the qualification that rights of indemnity and contribution provided for herein may be limited under applicable law.

         (c) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not (i) result in a violation of the Purchaser's charter documents or by-laws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Purchaser is a party, (iii) create or impose or lien, charge or encumbrance on any property of the Purchaser under any agreement or any commitment to which the Purchaser is party or by which the Purchaser is bound or by which any of its properties or assets are bound or (iv) result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Purchaser or its properties, except for such conflicts, defaults and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Purchaser to enter into and perform its obligations under this Agreement in any material respect. The Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Shares in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

         (d) Information. The Purchaser and its advisors, if any, have been furnished with copies of the Prospectus and the U.S. Prospectus and all other materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares which have been requested by the Purchaser. The Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Shares. The Purchaser acknowledges that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

         (e) U.S. Person. The Purchaser is not a U.S. Person as defined under Regulation S made under the 1933 Act.

         (f) Insider Status. The Purchaser is not an "insider" of the Company as defined under Ontario securities law.

         (g) Underwriter Acknowledgement. The Purchaser acknowledges that, pursuant to the SEC's current interpretations of the 1933 Act, the Purchaser will be required to be identified as an "underwriter" within the meaning of the 1933 Act in the U.S. Prospectus in connection with sales of Shares to U.S. Persons.

         (h) Financial Resources. The Purchaser has the financial resources to perform its obligations under this Agreement (including payment in full for the Shares).

                                   ARTICLE IV
                                    Covenants

         Section 4.1 Covenants of the Company. The Company covenants with the Purchaser, which covenants are for the benefit of the Purchaser, that during the term of this Agreement, and for a period of 40 days following expiration of the term of this Agreement if the Purchaser holds Shares purchased pursuant to a Draw Down hereunder during such period:

         (a) Securities. The Company shall notify the Commission and the other applicable Canadian securities regulatory authorities, the SEC and the TSX and AMEX or any Alternate Market, if applicable, in accordance with their rules and regulations, of the transactions contemplated by this Agreement, and shall use commercially reasonable efforts to take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance and sale of the Shares to the Purchaser and the sale of the Shares by the Purchaser to TSX Purchasers (as defined in the Order).

         (b) Reporting Issuer Status, Registration and Listing. The Company will use commercially reasonable efforts to take all action necessary to be a reporting issuer in good standing under the securities legislation of each province of Canada other than Saskatchewan, New Brunswick and Prince Edward Island and will use commercially reasonable efforts not to take any action to cease to be a reporting issuer. The Company will use commercially reasonable efforts to take all action necessary to cause its Common Shares to continue to be registered under Section 12(b) or 12(g) of the 1934 Act and comply with its reporting and filing obligations under the 1934 Act, and will use commercially reasonable efforts not to take any action or file any document (whether or not permitted by the 1933 Act) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the 1933 Act or 1934 Act, except as permitted herein. The Company will use commercially reasonable efforts to take all action necessary to continue the listing and trading of its Common Shares and the listing of the Shares purchased by Purchaser hereunder on the TSX and will comply in all material respects with the Company's reporting, filing and other obligations under the TSX rules and policies. If at any time the Company's Common Shares are no longer listed or posted for trading on the TSX, the Company shall use commercially reasonable efforts to obtain and/or maintain listing or quotation of the Company's Common Shares on an Alternate Market and will comply in all material respects with the Company's reporting, filing and other obligations under the by-laws and rules of any Alternate Market, and will use commercially reasonable efforts to make such other filings or obtain such other consents or orders as may be necessary under any applicable laws (including securities laws) in any applicable jurisdiction for the Purchaser to sell Shares acquired by it hereunder on such Alternate Market. The Company shall immediately notify the Purchaser if it becomes aware of any actual, pending or threatened suspension, de-listing or other change in the status of any listing or quotation for its Common Shares on the TSX or any other exchange or market on which the Common Shares may be listed or quoted, or any actual, pending or threatened change in its status as a reporting issuer not in default under Ontario securities laws.

         (c) Prospectus and Registration Statement. Before the Company issues a Draw Down Notice, the Company shall have caused a sufficient number of Common Shares to be qualified for distribution in Ontario by prospectus and registered under the 1933 Act to cover the Shares to be issued in connection with this Agreement.

         (d) Compliance with Laws.

                  (i) The Company shall comply with applicable Ontario securities law, U.S. federal securities law and all other applicable laws, rules, regulations and orders, and shall cause its subsidiaries to comply with all applicable laws, rules, regulations and orders, non-compliance with which could, individually or in the aggregate, have a Material Adverse Effect.

                  (ii) In no event will the Company be obligated to issue such number of Common Shares pursuant to this Agreement and the unit purchase agreement dated September 14, 2005 between the Company and the Purchaser which, in the aggregate, would be more than 38,619,205 Common Shares, which is 19.9% of the outstanding Common Shares on August 31, 2005, unless the approval of the Company's shareholders and AMEX is obtained prior to issuance.

                  (iii) The Company will not be obligated to issue and the Purchaser will not be obligated to purchase such number of Common Shares as would result in the issuance under this Agreement and other equity lines of credit, whether entered into by the Company with the Purchaser or another party,
(i) during the 12 months commencing on the date of this Agreement of more than 10 per cent of the number of Common Shares outstanding on a date within 60 days before the date of this Agreement and (ii) during the 12 months commencing on the first anniversary date of this Agreement of more than 10 per cent of the number of Common Shares outstanding on a date within 60 days before the first anniversary date of this Agreement.

         (e) Keeping of Records and Books of Account. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company and its subsidiaries, and in which, for each fiscal period, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

         (f) Non-public Information. Neither the Company nor any of its officers or agents shall disclose any material non-public information (including, for greater certainty, a Draw Down Notice that would constitute material non-public information) about the Company to the Purchaser and neither the Purchaser nor any of its affiliates, officers or agents will solicit any material non-public information from the Company.

         (g) Prospectus Supplement and Post-effective Amendment. If it is necessary for a supplement to the Prospectus, as supplemented, to be filed under Ontario securities law or a post-effective amendment to the Registration Statement or a supplement to the U.S. Prospectus, as supplemented, to be filed under the 1933 Act before the distribution of the Shares may commence, the Company will file the supplement to the Prospectus, post-effective amendment or supplement to the U.S. Prospectus as soon as reasonably practicable and will advise the Purchaser promptly and, if requested by the Purchaser, will confirm such advice in writing, when the Prospectus supplement, post-effective amendment or supplement to the U.S. Prospectus has been filed.

         (h) No Cease Trade Orders or Stop Orders. The Company will advise the Purchaser promptly and, if requested by the Purchaser, will confirm such advice in writing: (i) of its receipt of notice of any request by the Commission or the SEC for amendment of or a supplement to the Prospectus, the Registration Statement, the U.S. Prospectus or for additional information; (ii) of its receipt of notice of the issuance by a Canadian securities regulatory authority of a cease trade order regarding the Common Shares or the SEC of any stop order suspending the effectiveness of the Registration Statement or of the suspension of qualification of the Shares for offering or sale in any jurisdiction or the initiation of any proceeding for such purpose; and (iii) of its becoming aware of the happening of any event which makes any statement of a material fact made in the Prospectus, as supplemented, the Registration Statement or the U.S. Prospectus (as then amended or supplemented), untrue or which requires the making of any additions to or changes in the Prospectus, as supplemented, the Registration Statement or the U.S. Prospectus (as then amended or supplemented), in order to state a material fact required by the securities legislation or the 1933 Act to be stated therein or necessary in order to make the statements therein not misleading, or of the necessity to amend or supplement the Prospectus (as then amended or supplemented) to comply with applicable securities legislation or the U.S. Prospectus (as then amended or supplemented) to comply with the 1933 Act or any other applicable law. If at any time a Canadian securities regulatory authority shall issue any cease trade order suspending the qualification for distribution of the Shares or the SEC shall issue a stop order suspending the effectiveness of the Registration Statement, the Company will make all reasonable efforts to obtain the withdrawal of such order at the earliest possible time.

         (i) Amendments to the Prospectus and Registration Statement. The Company will not (i) file any amendment to the Registration Statement or amendment or supplement to the Prospectus or the U.S. Prospectus of which the Purchaser shall not previously have been advised or to which the Purchaser shall reasonably object after being so advised or (ii) so long as, in the reasonable opinion of counsel for the Purchaser, a Prospectus is required to be made available, or a U.S. Prospectus is required to be delivered, in connection with sales by the Purchaser, file any information, documents or reports pursuant to securities legislation or the 1934 Act without delivering a copy of such information, documents or reports to the Purchaser, promptly following such filing unless such information, document or report is publicly available on the SEDAR website of the Canadian Securities Administrators, on the EDGAR website of the SEC, or by similar means.

         (j) Prospectus Delivery. The Company shall file a prospectus supplement to its Prospectus and U.S. Prospectus on the first business day immediately following the end of each Draw Down Pricing Period, and will deliver to the Purchaser, without charge, in such quantities as reasonably requested by the Purchaser, copies of the Prospectus, as amended and supplemented, and the U.S. Prospectus, as amended and supplemented if delivery of such is required under the 1933 Act on each Settlement Date. The Company consents to the use by the Purchaser of the Prospectus (and of any amendment or supplement thereto) in accordance with the provisions of Ontario securities law and of the U.S. Prospectus (and of any amendment or supplement thereto) in accordance with the provisions of the 1933 Act and the securities or Blue Sky laws of the jurisdictions in which the Shares may be sold by the Purchaser, in connection with the offering and sale of the Shares and for such period of time thereafter as the Prospectus is required by Ontario securities law to be made available and as the U.S. Prospectus is required by the 1933 Act to be delivered in connection with sales of the Shares. If during such period of time any event shall occur that in the judgment of the Company is required to be set forth in the Prospectus, as amended and supplemented, or the U.S. Prospectus as amended or supplemented, or should be set forth therein in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary to supplement or amend the Prospectus or the U.S. Prospectus to comply with securities legislation, the 1933 Act or any other law, the Company will forthwith prepare and, subject to the provisions of Section 4.1(i) above, file with the Commission and the SEC an appropriate supplement or amendment thereto, and will expeditiously furnish to the Purchaser a reasonable number of copies thereof.

         (k) Other Financing. If the Company enters into an Other Financing during a Draw Down Pricing Period, the Company shall promptly notify the Purchaser of the Other Financing and the Purchaser shall have the options set forth in Section 6.1(j) hereof. If the Company enters into an Other Financing during the term of this Agreement at a time that is not during a Draw Down Pricing Period, the Company shall promptly (and, in any event, no later than five Trading Days before the proposed closing date of the Other Financing) notify the Purchaser of such Other Financing and the Purchaser shall have the option, which option shall be exercised no later than 8:00 p.m. (Toronto time) on the second Trading Day prior to the closing date of the Other Financing, to purchase Common Shares with an aggregate purchase price of up to $6,000,000 in accordance with standard market practice, based on the price per share to be paid by purchasers of the Common Shares in the Other Financing rather than the price per Share as would otherwise be determined pursuant to Section 6.1(b) and otherwise on the same terms and conditions contemplated in the Other Financing. If the Purchaser exercises such purchase option as described above, the Company shall have the right to close the Other Financing in an amount equal to the originally contemplated amount thereof on the scheduled closing date for such Other Financing, provided that all of the terms and conditions of such Other Financing are similar in all material respects to those notified to the Purchaser. If the Purchaser does not exercise such purchase option as described above, the Company shall have the right to close the Other Financing on the scheduled closing date for the Other Financing, provided that all of the terms and conditions of such closing are similar in all material respects to those notified to the Purchaser.

         (l) Notices. The Company shall immediately notify the Purchaser if (i) a Material Adverse Effect or a Change of Control has occurred, or (ii) the Company has entered into an Other Financing.

         Section 4.2 Covenants of the Purchaser. The Purchaser covenants with the Company, which covenants are for the benefit of the Company, that during the term of this Agreement:

         (a) Selling Restriction. Neither the Purchaser nor any of its subsidiaries nor any entity managed by the Purchaser will sell Common Shares other than the quantity of Common Shares (i) that the Purchaser has accumulated to purchase under the terms of this Agreement, or (ii) held in any accounts directly or indirectly managed by the Purchaser or any subsidiary of the Purchaser or any entity managed by the Purchaser. The Purchaser has the right to sell Common Shares during the term of this Agreement subject to the restriction set forth in the foregoing sentence.

         (b) Non-Public Information. Neither the Purchaser nor any of its affiliates, officers or agents will solicit any material non-public information from the Company.

         (c) Ownership of Common Shares. The Purchaser will not, at any time during the Investment Period, own Common Shares representing more than 10% of the outstanding Common Shares.

         (d) Compliance with Laws. The Purchaser will comply with the terms of the Order and all other applicable Ontario securities laws in connection with the purchase and sale of Shares hereunder and will comply with the TSX's Rules, Policies and Company Manual including compliance with the short sale rules with regard to any Shares to be sold and declaring short positions for Shares not yet received.

         (e) Completion of Distribution. If the Purchaser completes the sale of all Shares purchased in a particular Draw Down on or before the 40th day after a Settlement Date, the Purchaser will so notify the Company.

         (f) Regulation M. If and to the extent it is applicable, neither the Purchaser nor any of its affiliates nor any entity managed by the foregoing will enter into transactions in contravention of Regulation M of the 1933 Act.

         (g) Certain Sales. The Purchaser will not enter into an agreement or arrangement of any kind, written or otherwise, with a non-arm's length party of the Company, to sell any Shares received hereunder to such non-arm's length party.

                                   ARTICLE V
               Conditions to Draw Downs and Additional Purchases

         Section 5.1 Conditions Precedent to the Obligation of the Purchaser to Accept a Draw Down Notice. The obligation of the Purchaser to accept a Draw Down Notice is subject to the satisfaction or waiver by the Purchaser, at or before the Draw Down Exercise Date, of each of the conditions set forth below. These conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion.

         (a) Accuracy of the Company's Representations and Warranties. Each of the representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Draw Down Exercise Date as though made at that time, (except to the extent that any such representation and warranty is expressly stated to be made as of a specified date, in which case such representation and warranty shall be true and correct in all material respects as of the date when made).

         (b) Prospectus and Registration Statement. The Company shall have a number of Shares qualified for distribution in Ontario under the Prospectus and registered under the Registration Statement at least equal to the maximum number of Shares issuable pursuant to such Draw Down Notice including any Additional Purchase (as determined by reference to the Threshold Price specified in such Draw Down Notice and the applicable Draw Down Discounted Percentage). The Commission shall have issued (and not withdrawn) a receipt for the Prospectus qualifying the distribution of the Shares and the Prospectus shall have been amended or supplemented prior to the Draw Down Exercise Date to disclose the distribution of the Shares as contemplated by the Order. The Registration Statement registering the offer and sale of the Shares shall have become effective under the 1933 Act and shall have been amended or supplemented, as required, prior to the Draw Down Exercise Date to disclose the sale of the Shares. There shall be no cease trade order suspending the qualification of the Shares for distribution or stop order suspending the effectiveness of the Registration Statement.

         (c) TSX Listing; No Suspension, Etc. The Common Shares shall be listed and posted for trading on the TSX and the Company shall be a reporting issuer not in default under Ontario securities laws. Trading in the Common Shares shall not have been suspended by the Commission or another Canadian securities regulatory authority, the SEC or any other applicable securities regulatory authority, the TSX, an Alternate Market or any other stock exchange, quotation system or other market on which the Common Shares may be listed, quoted or traded (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall have been terminated prior to the Draw Down Exercise Date), and, at any time prior to the Draw Down Exercise Date applicable to the Draw Down Notice, or the date of this Agreement (in respect of the first Draw Down hereunder), (i) trading in securities generally as reported by the TSX, an Alternate Market or any other stock exchange, quotation system or other market on which the Common Shares may be listed, quoted or traded shall not have been suspended or limited, and
(ii) minimum prices shall not have been established on securities whose trades are reported by the TSX, an Alternate Market or any other stock exchange, quotation system or other market on which the Common Shares may be listed, quoted or traded.

         (d) Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Draw Down Exercise Date.

         (e) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

         (f) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

         (g) No Material Adverse Effect or Change of Control. No Material Adverse Effect or Change of Control shall have occurred.

         Section 5.2 Conditions Precedent to the Obligation of the Purchaser to Purchase Shares pursuant to a Draw Down Notice or Additional Purchase Notice. The obligation hereunder of the Purchaser to purchase the Shares subject to a Draw Down Notice or Additional Purchase Notice is subject to the satisfaction or waiver by the Purchaser, at or before the Settlement Date, of each of the conditions set forth below. These conditions are for the Purchaser's sole benefit and may be waived by the Purchaser at any time in its sole discretion.

         (a) Accuracy of the Company's Representations and Warranties. Each of the representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Settlement Date as though made at that time, (except to the extent that any such representation and warranty is expressly stated to be made as of a specified date, in which case such representation and warranty shall be true and correct in all material respects as of the date when made).

         (b) Prospectus and Registration Statement. The Company shall have a number of Shares qualified for distribution in Ontario under the Prospectus and registered under the Registration Statement at least equal to the maximum number of Shares issuable pursuant to such Draw Down Notice or Additional Purchase Notice (as determined by reference to the Threshold Price specified in such Draw Down Notice and the applicable Draw Down Discounted Percentage). The Commission shall have issued (and not withdrawn) a receipt for the Prospectus qualifying the distribution of the Shares and the Prospectus shall have been amended or supplemented prior to the Settlement Date to disclose the distribution of the Shares as contemplated by the Order. The Registration Statement registering the offer and sale of the Shares shall have become effective under the 1933 Act and shall have been amended or supplemented, as required, prior to the Settlement Date to disclose the sale of the Shares. There shall be no cease trade order suspending the qualification of the Shares for distribution or stop order suspending the effectiveness of the Registration Statement.

         (c) Listing; No Suspension, Etc. The Common Shares shall be listed and posted for trading on the TSX and the Company shall be a reporting issuer not in default under Ontario securities laws. Trading in the Common Shares shall not have been suspended by the Commission or another Canadian securities regulatory authority, the SEC or any other applicable securities regulatory authority, the TSX, an Alternate Market or any other stock exchange, quotation system or other market on which the Common Shares may be listed, quoted or traded (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall have been terminated prior to the Settlement Date) and, at any time prior to the Settlement Date, (i) trading in securities generally as reported by the TSX, an Alternate Market or any other stock exchange, quotation system or other market on which the Common Shares may be listed, quoted or traded shall not have been suspended or limited, and
(ii) minimum prices shall not have been established on securities whose trades are reported by the TSX, an Alternate Market or any other stock exchange, quotation system or other market on which the Common Shares may be listed, quoted or traded.

         (d) Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Settlement Date. The issuance by the Company of the number of Shares to be issued on the Settlement Date will not result in the Company exceeding the applicable threshold set out in
Section 4.1(d)(iii). The Company shall have issued the press release contemplated under the terms of the Order with respect to the issuance of a Draw Down Notice and shall have provided a copy of the Draw Down Notice to the TSX and, if requested to do so, the Commission, prior to or immediately upon its issuance. The Company shall have delivered the Compliance Certificate substantially in the form attached hereto as Exhibit E.

         (e) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

         (f) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

         (g) No Material Adverse Effect; No Change of Control. No Material Adverse Effect or Change of Control shall have occurred.

                                  ARTICLE VI
                     Draw Down Terms; Additional Purchases

         Section 6.1 Draw Down Terms. Subject to the satisfaction of the conditions set forth in this Agreement, the parties agree as follows:

         (a) The Company may, in its sole discretion, issue a Draw Down Notice with respect to a Draw Down during the Investment Period of up to the Draw Down Amount, provided that the Company may issue a Draw Down Notice with respect to any Draw Down Amount at any Threshold Price or any Draw Down Discounted Percentage pursuant to terms mutually agreed upon by the Purchaser and the Company, which Draw Down the Purchaser will, subject to the terms of this Agreement, be obligated to accept. Prior to issuing any Draw Down Notice, the Company shall have Shares qualified for distribution in Ontario by the Prospectus and registered under the Registration Statement at least equal to the maximum number of Shares issuable pursuant to such Draw Down Notice including any Additional Purchase (as determined by reference to the Threshold Price specified in such Draw Down Notice and the applicable Draw Down Discounted Percentage).

         (b) Subject to Section 6.1(g), the number of Shares to be issued in connection with each Draw Down shall be equal to the sum of the quotients (such quotients to be determined for each Trading Day of the Draw Down Pricing Period for which the VWAP equals or exceeds the Threshold Price) obtained by applying the following formula for each Trading Day in respect of which a quotient is determined: (x) 1/20th (or such other fraction, the numerator of which is 1 and the denominator of which is the number of Trading Days in the Draw Down Pricing Period) of the Draw Down Amount divided by (y) the Draw Down Discounted Percentage multiplied by the VWAP of the Common Shares for such Trading Day. No fractional Shares shall be issued and the aggregate amount of the Draw Down Amount shall be reduced by an amount equal to the amount that would otherwise have been used for the purchase of a fractional Share.

         (c) Only one Draw Down shall be allowed in each Draw Down Pricing Period. The number of Shares that may be issued in connection with any Draw Down shall not exceed 3.5% of the number of outstanding Common Shares on the date of the Draw Down Notice.

         (d) The number of Shares to be purchased by the Purchaser with respect to each Draw Down shall be determined pursuant to Section 6.1(b) and the purchase of such Shares shall be settled on the second business day following the end of each Draw Down Pricing Period (the "Settlement Date").

         (e) A Draw Down Pricing Period shall not commence prior to the third Trading Day following the immediately preceding Settlement Date or on or after the date that is 23 Trading Days prior to the end of the Investment Period, unless otherwise mutually agreed upon between the Purchaser and the Company.

         (f) There shall be a maximum of 20 Draw Downs during the Investment Period. The Purchaser shall not be obligated to purchase Shares pursuant to any Draw Down or Additional Purchases exercised if the purchase would result in gross proceeds to the Company hereunder in excess of $60 million.

         (g) If the VWAP on a given Trading Day is less than the Threshold Price specified in the applicable Draw Down Notice, then no quotient shall be determined for such Trading Day pursuant to Section 6.1(b) and the applicable Draw Down Amount will be reduced by 1/20th (or such other fraction the numerator of which is 1 and the denominator of which is such other number of Trading Days in the Draw Down Pricing Period as may be mutually agreed upon by the Purchaser and the Company). If trading in the Common Shares is suspended for any reason for more than three hours in any Trading Day during a Draw Down Pricing Period, at the Purchaser's option, the price of the Common Shares shall be deemed to be below the Threshold Price for that Trading Day and no quotient shall be determined for such Trading Day pursuant to Section 6.1(b) and the applicable Draw Down Amount shall be reduced by 1/20th (or such other fraction the numerator of which is 1 and the denominator of which is such other number of Trading Days in the Draw Down Pricing Period as may be mutually agreed upon by the Purchaser and the Company). Notwithstanding anything in the foregoing to the contrary, for each Trading Day during a Draw Down Pricing Period that the VWAP is less than the Threshold Price specified in the Draw Down Notice relating to such Draw Down Pricing Period or is deemed to be below such Threshold Price pursuant to the immediately preceding sentence, the Purchaser may elect in its sole discretion to purchase Shares allocable to that Trading Day at a price equal to the Threshold Price multiplied by the Draw Down Discounted Percentage applicable to such Draw Down. The Purchaser will inform the Company via facsimile transmission no later than 8:00 p.m. (Toronto time) on the last Trading Day of such Draw Down Pricing Period as to the number of Shares, if any, the Purchaser chooses to purchase under the circumstances set forth in this Section 6.1(g).

         (h) The Company must notify the Purchaser via facsimile transmission as to the Draw Down Amount the Company wishes to exercise in respect of any Draw Down before commencement of trading on the first Trading Day of the Draw Down Pricing Period (the "Draw Down Notice"), such notice to be substantially in the form attached hereto as Exhibit F. In addition to the Draw Down Amount, the Company shall specify the Threshold Price applicable to such Draw Down (which shall not be less than the Minimum Threshold Price) in the Draw Down Notice and shall specify therein the first Trading Day of the Draw Down Pricing Period, which shall not be later than the fifth Trading Day after the date of the Draw Down Notice. Notwithstanding anything in the foregoing to the contrary, if the Company wishes the date of the Draw Down Notice to be the first Trading Day of the Draw Down Pricing Period, the Draw Down Notice must be delivered via facsimile transmission to the Purchaser and receipt of such Draw Down Notice confirmed via facsimile transmission by the Purchaser prior to the commencement of trading on the date of such Draw Down Notice.

         (i) On each Settlement Date, the Company shall deliver the Shares purchased by the Purchaser during the applicable Draw Down Pricing Period pursuant to Section 6.1 and Section 6.2 to

CDS Inc. on the Purchaser's behalf and, upon receipt of the Shares, the Purchaser shall cause payment of the applicable aggregate purchase price therefor (the "Settlement Amount") to be made to the account designated by the Company by wire transfer of immediately available funds provided that the Shares are received no later than 1:00 p.m., Toronto time, or next day available funds if the Shares are received thereafter. The Purchaser acknowledges that, pursuant to the Canada Business Corporations Act, until such time as the Company receives payment in full from the Purchaser for the Shares purchased in respect of any Draw Down, such Shares will not have been duly and validly issued by the Company to the Purchaser.

         (j) If during any Draw Down Pricing Period the Company shall enter into an Other Financing, the Purchaser may in its sole discretion (i) purchase the Draw Down Amount of Shares applicable to such Draw Down Pricing Period and/or make Additional Purchases granted during such Draw Down Pricing Period at the price per Share at which the Company issued or agreed to issue Common Shares in the Other Financing during such Draw Down Pricing Period, net of any underwriters' fees and commissions, and otherwise on the terms (including closing date) applicable to such Other Financing in place of purchasing Shares pursuant to the Draw Down for such Draw Down Pricing Period, (ii) purchase the Draw Down Amount of Shares and/or make Additional Purchases granted during such Draw Down Pricing Period in the manner contemplated by Sections 6.1(b) and 6.2(b), or (iii) elect not to purchase any Shares with respect to such Draw Down. The Purchaser shall notify the Company of its election on or before the earlier of: (i) the second Trading Day immediately prior to the closing date of the Other Financing and (ii) the business day preceding the Settlement Date for such Draw Down.

         (k) If on the Settlement Date, the Company fails to deliver the Shares to be purchased by the Purchaser, and such failure continues for 10 days, the Company shall pay in cash, as liquidated damages and not as a penalty, to the Purchaser an amount equal to 2% of the Settlement Amount for the initial 30 day period following such failure to pay, such amount to be paid on the first day following expiration of such 10-day grace period, and an amount equal to 2% of the Settlement Amount for each additional 30 day period thereafter until such failure has been cured, in each case such amount to be paid on the first day of each such 30 day period, and which shall be pro rated for such periods less than 30 days (the "Periodic Amount"). The aggregate amount of liquidated damages payable by the Company hereunder shall not exceed the applicable Settlement Amount. Payments to be made pursuant to this clause (k) shall be due and payable immediately upon demand in immediately available cash funds. The parties agree that the Periodic Amount represents a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of damages that may be incurred by the Purchaser if the Company fails to deliver the Shares on the Settlement Date.

         (l) If the Company breaches any of its covenants, agreements or conditions hereunder, or the Purchaser learns of any such breach, during a Draw Down Pricing Period, the Purchaser may, at its option, (i) cancel in full the applicable Draw Down, in which case the Purchaser shall not be obliged to purchase any Shares pursuant to such Draw Down, (ii) cancel the remainder of the applicable Draw Down, in which case the Purchaser shall only be obliged to purchase Shares pursuant to such Draw Down in respect of Trading Days prior to such breach occurring or becoming known to the Purchaser, as the case may be, or (iii) continue with the applicable Draw Down in accordance with the applicable Draw Down notice, subject to the terms and conditions hereof.

         (m) If on the Settlement Date the conditions set out in Section 5.2 are not satisfied by the Company or waived by the Purchaser and the settlement of the Draw Down does not occur, neither the Company nor the Purchaser shall be under any liability to the other with respect to settlement of the Draw Down, except as provided in Section 9.9.

         Section 6.2       Additional Purchases.

         (a) In respect of a Draw Down, the Company may, in its sole discretion, specify that the Purchaser may elect to purchase additional Shares in an aggregate amount up to the applicable Draw Down Amount or such other amount mutually agreed upon by the Purchaser and the Company (the "Additional Purchase Amount"). The Additional Purchase Amount, if any, shall be set forth in the Draw Down Notice for such Draw Down. For each Trading Day during the Draw Down Pricing Period for such Draw Down, the Purchaser may, by providing notice to the Company of the decision to make an Additional Purchase (the "Additional Purchase Notice"), substantially in the form attached hereto as Exhibit G, elect to purchase (each such purchase, an "Additional Purchase") Shares in an amount up to the lesser of (i) $250,000, and (ii)(A) the Additional Purchase Amount less (B) the portion of the Additional Purchase Amount that has already been made the subject of an Additional Purchase Notice for such Draw Down Pricing Period or, in each case, such other amount mutually agreed upon by the Purchaser and the Company. If the Purchaser provides an Additional Purchase Notice for a given Trading Day, the Purchaser shall be required to purchase Shares for the amount specified in such notice on the Settlement Date for the relevant Draw Down Pricing Period and the provisions of Section 6.1(i) shall apply. If the Purchaser does not provide an Additional Purchase Notice for a given Trading Day, the Purchaser shall not be entitled to make an Additional Purchase for such Trading Day provided, however, that the remaining portion of the Additional Purchase Amount may be exercised as provided herein on a later Trading Day but not later than the last Trading Day of the relevant Draw Down Pricing Period.

         (b) The number of Shares to be issued in respect of a Trading Day in connection with each Additional Purchase shall equal the quotient of (i) the amount, if any, of the Additional Purchase elected to be made in respect of such Trading Day, divided by (ii) the applicable Draw Down Discounted Percentage multiplied by the greater of (A) the VWAP of the Common Shares on the Trading Day the Purchaser delivers its Additional Purchase Notice and (B) the Threshold Price. No fractional Shares will be issued and the Additional Purchase elected to be made by the Purchaser in respect of a particular Trading Day shall be reduced by an amount equal to the amount that would otherwise have been used for the purchase of a fractional Share.

         (c) The Threshold Price designated by the Company in the relevant Draw Down Notice shall apply to each Additional Purchase made during the relevant Draw Down Pricing Period.

         (d) In order for an Additional Purchase Notice to be effective, the Purchaser must deliver the Additional Purchase Notice via facsimile to the Company no later than 8:00 p.m. (Toronto time) on the day of the applicable Additional Purchase.

                                  ARTICLE VII
                                 Termination

         Section 7.1 Expiry. The term of this Agreement shall commence on the date hereof and shall expire on the earliest of (i) the date that is 24 months after the date of this Agreement (such 24-month period being herein referred to as the "Investment Period"), (ii) the date that all of the Shares qualified by the Prospectus and registered under the Registration Statement have been issued and sold and (iii) the date that the Purchaser has purchased Shares resulting in gross proceeds to the Company aggregating $60 million pursuant to all Draw Downs and Additional Purchases exercised.

         Section 7.2 Other Termination. The Company shall inform the Purchaser, and the Purchaser shall have the right to terminate this Agreement within the subsequent 30 days (the "Event Period"), if (x) the Company enters into an Other Financing (other than an underwritten public offering by way of prospectus) which provides for (i) the issuance of Common Shares or securities convertible, exercisable or exchangeable into Common Shares at a discount to the then current market price of the Common Shares, (ii) a mechanism for the reset of the purchase price of the Common Shares to below the then current market price of the Common Shares, or (iii) the issuance of Common Shares with warrants which have an exercise price such that together with the price of the Common Shares would result in the issuance of Common Shares at a per share price below the then current market price of the Common Shares or (y) an event resulting in a Material Adverse Effect or Change of Control has occurred. The Purchaser may terminate this Agreement upon one day's notice during the Event Period.

         Section 7.3 Effect of Termination. In the event of termination by the Company or the Purchaser, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by either party. If this Agreement is terminated as provided in Section 7.1 or 7.2 herein, this Agreement shall become void and of no further force and effect, except as provided in Section
9.9 hereof. Nothing in this Section 7.3 shall be deemed to release the Company or the Purchaser from any liability for any breach under this Agreement, or to impair the rights of the Company or the Purchaser to compel specific performance by the other party of its obligations under this Agreement.

                                 ARTICLE VIII
                               Indemnification

         Section 8.1       General Indemnity.

         (a) Indemnification by the Company. The Company will indemnify and hold harmless the Purchaser, each of its directors, fund managers and officers, and each person, if any, who controls the Purchaser within the meaning of the Securities Act (Ontario) from and against any losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys' fees) to which the Purchaser, each of its directors, fund managers and officers, and each person, if any, who controls the Purchaser may become subject, insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained, or incorporated by reference, in the Prospectus, as amended and supplemented, or the Registration Statement relating to Shares being sold to the Purchaser (including any prospectus supplement filed in connection with the transactions contemplated hereunder) (the "Prospectus Supplement"), or
(ii) the omission or alleged omission to state in the Prospectus or the Registration Statement or any document incorporated by reference in the Prospectus or the Registration Statement, a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that the Company shall not be liable under this Section 8.1(a) to the extent that a court of competent jurisdiction shall have determined by a final judgment (with no appeals available) that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act, undertaken or omitted to be taken by the Purchaser or such person through its bad faith or willful misconduct; and provided, that the foregoing indemnity shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Purchaser expressly for use in the Prospectus or the Registration Statement, any preliminary prospectus or the U.S. Prospectus (or any amendment or supplement thereto or document incorporated by reference therein); and provided, further, that with respect to the Prospectus or the U.S. Prospectus, the foregoing indemnity shall not inure to the benefit of the Purchaser or any such person from whom the person asserting any loss, claim, damage, liability or expense purchased Common Shares, if copies of the Prospectus were timely delivered to the Purchaser pursuant hereto and a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not made available by or on behalf of the Purchaser or any such person to such person, if required by law so to have been made available, at or prior to the written confirmation of the sale of the Common Shares to such person, and if the Prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage, liability or expense.

The Company will reimburse the Purchaser and each such controlling person promptly upon demand for any legal or other costs or expenses reasonably incurred by the Purchaser or any controlling person in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding, except that the Company will not be liable to the extent a claim or action which results in a loss, claim, damage, liability or expense arises out of, or is based upon, an untrue statement, alleged untrue statement, omission or alleged omission, included in any Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or any amendment or supplement thereto or document incorporated by reference therein made in reliance upon, and in conformity with, written information furnished by the Purchaser to the Company for inclusion in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement.

         (b) Indemnification by the Purchaser. The Purchaser will indemnify and hold harmless the Company, each of its directors and officers, and each person, if any, who controls the Company within the meaning of the Securities Act (Ontario) from and against any expenses (including reasonable costs of defense and investigation and all attorneys' fees) to which the Company and each director, officer and person, if any, who controls the Company may become subject, insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or any amendment or supplement thereto or document incorporated by reference therein or (ii) the omission or alleged omission to state in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or any amendment or supplement thereto or document incorporated by reference therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, the untrue statement, alleged untrue statement, omission or alleged omission was made in reliance upon, and in conformity with, written information furnished by the Purchaser to the Company for inclusion in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or an amendment or supplement thereto, and the Purchaser will reimburse the Company and each such director, officer or controlling person promptly upon demand for any legal or other costs or expenses reasonably incurred by the Company or the other person in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding.

         Section 8.2 Indemnification Procedures. Promptly after a person receives notice of a claim or the commencement of an action for which the person intends to seek indemnification under paragraph (a) or (b) of Section 8.1, the person will notify the indemnifying party in writing of the claim or commencement of the action, suit or proceeding, but failure to notify the indemnifying party will not relieve the indemnifying party from liability under paragraph (a) or (b) of Section 8.1, except to the extent it has been materially prejudiced by the failure to give notice. The indemnifying party will be entitled to participate in the defense of any claim, action, suit or proceeding as to which indemnification is being sought, and if the indemnifying party acknowledges in writing the obligation to indemnify the party against whom the claim or action is brought, the indemnifying party may (but will not be required to) assume the defense against the claim, action, suit or proceeding with counsel satisfactory to it. After an indemnifying party notifies an indemnified party that the indemnifying party wishes to assume the defense of a claim, action, suit or proceeding the indemnifying party will not be liable for any legal or other expenses incurred by the indemnified party in connection with the defense against the claim, action, suit or proceeding except that if, in the opinion of counsel to the indemnifying party, one or more of the indemnified parties should be separately represented in connection with a claim, action, suit or proceeding the indemnifying party will pay the reasonable fees and expenses of one separate counsel for the indemnified parties. Each indemnified party, as a condition to receiving indemnification as provided in Paragraph (a) or (b) or
Section 8.1, will cooperate in all reasonable respects with the indemnifying party in the defense of any action or claim as to which indemnification is sought. No indemnifying party will be liable for any settlement of any action effected without its prior written consent. No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of a pending or threatened action with respect to which an indemnified party is, or is informed that it may be, made a party and for which it would be entitled to indemnification, unless the settlement includes an unconditional release of the indemnified party from all liability and claims which are the subject matter of the pending or threatened action.

         If for any reason the indemnification provided for in this Agreement is not available to, or is not sufficient to hold harmless, an indemnified party in respect of any loss or liability referred to in paragraph (a) or (b) of Section 8.1, each indemnifying party will, in lieu of indemnifying the indemnified party, contribute to the amount paid or payable by the indemnified party as a result of the loss or liability, (i) in the proportion which is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and by the indemnified party on the other from the sale of Shares which is the subject of the claim, action, suit or proceeding which resulted in the loss or liability or (ii) if that allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits of the sale of Shares, but also the relative fault of the indemnifying party and the indemnified party with respect to the statements or omissions which are the subject of the claim, action, suit or proceeding that resulted in the loss or liability, as well as any other relevant equitable considerations.

                                  ARTICLE IX
                                 Miscellaneous

         Section 9.1       Fees and Expenses.

         (a) The Company shall pay all reasonable fees and expenses related to the transactions contemplated by this Agreement. The Company shall pay at the Closing all reasonable attorneys' fees and expenses incurred by Innerkip Capital Management Inc. in connection with the preparation, negotiation, execution and delivery of this Agreement, the filing by the Company of the shelf prospectus and prospectus supplement and the obtaining of the Order and the Purchaser shall provide the Company with applicable accounts or invoices for such fees and expenses. In addition, the Company shall pay all reasonable fees and expenses incurred by Innerkip Capital Management Inc. in connection with any amendments, modifications or waivers of this Agreement or incurred in connection with the enforcement of this Agreement, including, without limitation, all reasonable attorneys' fees and expenses and the Purchaser shall provide the Company with applicable accounts or invoices for such fees and expenses.

         (b) The Company shall pay MGI Securities Inc. (the "Agent"), a company registered with the Commission as a broker and investment dealer, on each Settlement Date a fee of 1% of the lesser of the Draw Down Amount and the Settlement Amount.

         Section 9.2       Specific Enforcement, Consent to Jurisdiction.

         (a) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

         (b) Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the courts of the Province of Ontario for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

         Section 9.3 Entire Agreement; Amendment. This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

         Section 9.4 Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery, by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:                     Crystallex International Corporation
                                       18 King Street East, Suite 1210
                                       Toronto, Ontario
                                       M5C 1C4
                                       Tel. No.:  (416) 203-2448
                                       Fax No.:  (416) 203-0099
                                       Attention: Chief Financial Officer

with a copy to:                        McMillan Binch Mendelsohn LLP
                                       BCE Place, Suite 4400
                                       Bay Wellington Tower
                                       181 Bay Street
                                       Toronto, Ontario
                                       M5J 2T3
                                       Tel. No.: (416) 865-7910
                                       Fax No.: (416) 865-7048
                                       Attention: Sean Farrell

If to the Purchaser:                   Azimuth Opportunity, Ltd.
                                       c/o Hedge Fund Services (BVI) Limited
                                       James Frett Building
                                       P.O. Box 761 Wickhams Cay 1 Road Town,
                                       Tortola British Virgin Islands Tel. No:
                                       (284) 494-6046 Fax No.: (284) 494-6898
                                       Attention:  Anthony L.M. Inder Rieden

with a copy to:                        Innerkip Capital Management Inc.
                                       50th Floor, Commerce Court West
                                       Toronto, Ontario   M5L 1E2
                                       Canada

                                       Tel No.: 416-504-3503
                                       Fax No.: 416-504-3200
                                       Attention:  Barry Foster

and with a copy to:                    Blake, Cassels & Graydon LLP
                                       Box 25 Commerce Court West
                                       199 Bay Street, Suite 2800
                                       Toronto, Ontario M5L 1A9
                                       Canada
                                       Tel. No.: 416-863-2226
                                       Fax No.: 416-863-2653
                                       Attention:  Pamela Hughes


         Any party hereto may from time to time change its address for notices by giving at least 10 days' written notice of such changed address to the other party hereto.

         Section 9.5 Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         Section 9.6 Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

         Section 9.7 Successors and Assigns. The Purchaser may not assign this Agreement to any person other than to an affiliate without the prior written consent of the Company, which consent will not be unreasonably withheld. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. The parties hereto may not amend this Agreement or any rights or obligations hereunder without the prior written consent of the Company and the Purchaser. After Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.

         Section 9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without giving effect to the choice of law provisions.

         Section 9.9 Survival. The representations and warranties of the Company and the Purchaser contained in Article III and the covenants contained in Article IV and Article IX shall survive the execution and delivery hereof, the Closing and the purchase and sale of Shares hereunder until the termination of this Agreement, and the agreements and covenants set forth in
Article VIII of this Agreement shall survive the execution and delivery hereof, the Closing hereunder and the purchase and sale of Shares hereunder for a period of three years following the termination of this Agreement.

         Section 9.10 Counterparts. This Agreement may be executed in two counterparts, both of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other party hereto, it being understood that both parties need not sign the same counterpart. In the event any signature is delivered by facsimile transmission, the party using such means of delivery shall cause two additional executed signature pages to be physically delivered to the other party within five days of the execution and delivery hereof.

         Section 9.11 Publicity. Neither party shall issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement without the prior written consent of the other. Notwithstanding the foregoing, if the Company is required by law or regulation, including, but not limited to, Ontario securities law, to issue a press release or otherwise make a public statement or announcement with respect to this Agreement or the transaction contemplated hereby prior to or after the Closing, the Company may make such press release or other disclosure but shall consult with the Purchaser on the form and substance of such press release or other disclosure before it does so.

         Section 9.12 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

         Section 9.13 Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or the Company, each of the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

                                         CRYSTALLEX INTERNATIONAL
                                         CORPORATION


                                         By: /s/ J.T. BRUCE
                                             ---------------------------------
                                             Name:  J.T. Bruce
                                             Title: President and CEO


                                         AZIMUTH OPPORTUNITY, LTD.


                                         By: /s/ DEIRDRE M. MCCOY
                                             ---------------------------------
                                             Name:  Deirdre M. McCoy
                                             Title: Director

                                    EXHIBIT A
                     TO THE COMMON SHARE PURCHASE AGREEMENT


                    OPINION OF MCMILLAN BINCH MENDELSOHN LLP

1. The Company is a corporation validly existing under the laws of Canada. The Company has the corporate power and capacity to own and operate its properties and assets and to carry on its business as it is currently being conducted.

2. The Company has the corporate power and capacity to enter into and perform its obligations under the Purchase Agreement and to issue and sell the Shares. All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Purchase Agreement and the performance by it of its obligations thereunder.

3. The Purchase Agreement has been duly authorized, executed and delivered by the Company and the Purchase Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

4. The issuance of Common Shares is not subject to preemptive rights under the Company's Charter or By-Laws.

5. The Shares have been duly authorized for issuance and, when delivered against payment in full of the consideration therefor as contemplated under the Purchase Agreement, will be validly issued and outstanding as fully paid and nonassessable shares in the capital of the Company.

6. The execution, delivery and performance of and compliance with the terms of the Purchase Agreement and the consummation by the Company of the transactions contemplated thereby (i) do not violate any provision of the Company's Charter or By-Laws, (ii) breach or violate any existing applicable statute, rule or regulation of the Province of Ontario (including Ontario securities law) or of Canada.

7. A receipt has been issued for the Prospectus and, except as specifically contemplated in the Order, all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained under Ontario securities law (as defined in the Purchase Agreement) to permit: (i) the Shares to be sold to the Purchaser and (ii) the Shares to be sold to TSX Purchasers (as defined in the Order), in each case, on the terms and subject to the provisions of the Order.

8. The TSX has conditionally approved the listing of up to 24,000,000 Shares upon their issuance in accordance with the terms of the Purchase Agreement.

9. The Company is a reporting issuer in the Province of Ontario and is not on the list of reporting issuers in default maintained by the Ontario Securities Commission.

                                   EXHIBIT B
                    TO THE COMMON SHARE PURCHASE AGREEMENT

              OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP


1. Pursuant to Rule 467(a) under the 1933 Act the Registration Statement has become effective and such counsel has been orally advised by the SEC that no stop order suspending the effectiveness of the Registration Statement has been issued.

2. No Governmental Approval, which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required for, the execution or delivery of the Purchase Agreement by the Company or the consummation by the Company of the transactions contemplated thereby.

For purposes of this opinion, the following terms shall be defined as:

(i) "Applicable Laws" means those laws, rules and regulations of the United States of America, in each case that, in such counsel's experience, are normally applicable to transactions of the type contemplated by the Purchase Agreement (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; and

(ii) "Governmental Approval" means any consent, approval, license, authorization or validation of, or filing, qualification or registration with, any Governmental Authority required to be made or obtained by the Company pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing, qualification or registration that may have become applicable as a result of the involvement of any party (other than the Company) in the transactions contemplated by the Purchase Agreement or because of such parties' legal or regulatory status or because of any other facts specifically pertaining to such parties.

(iii) "Governmental Authority" means any court, regulatory body, administrative agency or governmental body of the United States of America having jurisdiction over the Company under Applicable Laws.

                                   EXHIBIT C
                    TO THE COMMON SHARE PURCHASE AGREEMENT

                             SECRETARY'S CERTIFICATE

                               September 14, 2005

         The undersigned, Daniel R. Ross, Executive Vice President and Corporate Counsel and Secretary of Crystallex International Corporation, a corporation continued under the laws of Canada (the "Company"), delivers this certificate in connection with the issuance and sale of Common Shares of the Company in an aggregate purchase price of $60 million to Azimuth Opportunity, Ltd. (the "Purchaser") pursuant to the Common Share Purchase Agreement, dated September 14, 2005 (the "Agreement"), by and between the Company and the Purchaser, and hereby certifies on the date hereof, that (capitalized terms used herein without definition have the meanings assigned to them in the Agreement):


         1. Attached hereto as Exhibit A is a true, complete and correct copy of the Articles of Continuance of the Company as in full force and effect on the date hereof. The Articles of Continuance of the Company have not been further amended or restated, and no document with respect to any amendment to the Articles of Continuance of the Company has been filed since a Certificate of Amendment dated October 30, 2003, a copy of which is attached as part of Exhibit A, and no action has been taken by the Company in contemplation of any such amendment or the dissolution, merger or consolidation of the Company.

         2. Attached hereto as Exhibit B is a true and complete copy of the by-laws of the Company, as amended and restated, and as in full force and effect on, the date hereof, and no proposal for any amendment, repeal or other modification to the by-laws of the Company has been taken or is currently pending before the board of directors or shareholders of the Company.

         3. Attached hereto as Exhibit C is a true and correct copy of all written actions and resolutions of the board of directors (including any committees thereof) of the Company relating to the transactions contemplated by the Agreement; said actions and resolutions have not been amended, rescinded or modified since their adoption and remain in full force and effect as of the date hereof; said actions and resolutions are the only resolutions adopted by the board of directors of the Company, or any committee thereof, pertaining to (A) the offering of the Common Shares to be sold by the Company pursuant to the Agreement, (B) the execution and delivery of the Agreement and (C) all other transactions in connection with the foregoing.

         4. Each person who, as an officer of the Company, or as attorney-in-fact of an officer of the Company, signed (A) the Agreement, (B) the Prospectus, (C) the Registration Statement, (D) the U.S. Prospectus, (E) any other document delivered prior hereto or on the date hereof in connection with the transactions contemplated by the Agreement, was duly elected, qualified and acting as such officer or duly appointed and acting as such attorney-in-fact, and the signature of each such person appearing on any such document is his genuine signature.

         5. The Agreement as executed and delivered on behalf of the Company has been approved by the Company.

         6. The actions, resolutions and other records of the Company relating to all of the proceedings of the shareholders of the Company, the board of directors of the Company and any committees thereof, and other Company documentation, made available to the Purchaser and its counsel are the true, correct and complete copies thereof.

         Capitalized terms used but not defined herein have the meanings given to them in the Agreement.

         IN WITNESS WHEREOF, I have signed my name as of the date first above written.


                              By:
                                  ----------------------------------------
                                    Name:  Daniel R. Ross
                                    Title: Executive Vice President and
                                           Corporate Counsel and Secretary


          I, Todd Bruce, President and Chief Executive Officer of Crystallex International Corporation, do hereby certify that Daniel R. Ross is the duly elected, qualified and acting Executive Vice President and Corporate Counsel and Secretary of the above mentioned company, and that the signature set forth above is his true and genuine signature.


         IN WITNESS WHEREOF, I have hereunto signed my name as of the date first above written.


                              By:
                                 -----------------------------------------
                                   Name:  Todd Bruce
                                   Title: President and Chief Executive
                                          Officer

                                    EXHIBIT D
                     TO THE COMMON SHARE PURCHASE AGREEMENT

                                    OSC ORDER

                      IN THE MATTER OF THE SECURITIES ACT,
                 (R.S.O. 1990, c. S.5, as amended) (the "Act")

                                      AND

             IN THE MATTER OF CRYSTALLEX INTERNATIONAL CORPORATION

                                      AND

                                IN THE MATTER OF
                           AZIMUTH OPPORTUNITY, LTD.

                                RULING AND ORDER
                 (Subsection 74(1) and Section 147 of the Act)

                                    DECISION
                  (Section 5.1 of National Instrument 41-101,
                 Section 15.1 of National Instrument 44-101 and
                  Section 11.1 of National Instrument 44-102)


UPON the application (the "Issuer Application") of Crystallex International Corporation (the "Issuer") for

       (a) an order pursuant to section 147 of the Act that the requirement in subsection 59(1) of the Act that, in the case of a distribution by prospectus involving an underwriter, the prospectus contain a certificate in prescribed form signed by the underwriter or underwriters who, with respect to the securities offered by the prospectus, are in a contractual relationship with the issuer whose securities are being offered by the prospectus (the "Underwriter Certificate Requirement") does not apply to the Issuer in connection with the Distribution or Distributions (as defined below) by the Issuer of common shares (the "Shares") of the Issuer qualified by prospectus and made through Azimuth Opportunity, Ltd. (the "Purchaser"), as underwriter, pursuant to an equity draw down facility; and

       (b) an order that this ruling, order and decision and the Issuer Application and Purchaser Application (as defined below) made in respect thereto (collectively, the "Confidential Materials") be held in confidence by the Commission until the occurrence of the earliest of the following:

              (i) the date on which a supplement to a base shelf prospectus is filed by the Issuer in respect of an equity draw down facility proposed to be entered into between the Issuer and the Purchaser;

              (ii) the date the Issuer advises the Commission that there is no longer any need to hold the Confidential Materials in confidence; and

              (iii)  90 days from the date of this ruling, order and decision;

       (c) a decision pursuant to section 5.1 of National Instrument 41-101 ("NI 41-101"), section 15.1 of National Instrument 44-101 ("NI 44-101") and section 11.1 of National Instrument 44-102 ("NI 44-102") that the requirements to include the following information in a prospectus (collectively, the "Prospectus Form Requirements") do not apply to the Issuer in connection with the Distribution;

              (i)    disclosure required by items 3.1 and 4.1 of NI 41-101;

              (ii) the statement respecting statutory rights of withdrawal and rescission or damages in the form prescribed in item
                     4.1 of NI 41-101 and item 19 of Form 44-101F3 of NI 44-101
                     ("Form 44-101F3"), provided the following is substituted therefor:

                          Securities legislation in the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or damages if the prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment are not delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, TSX Purchasers of Shares will not have any right to withdraw from an agreement to purchase the Shares because the Prospectus relating to Shares purchased by a TSX Purchaser is not being delivered as permitted under an order of the Ontario Securities Commission dated September o, 2005, and they also will not have remedies of rescission or damages for non-delivery of the Prospectus.

                          Securities legislation in the Province of Ontario also provides purchasers with remedies for rescission or damages if the prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment contain a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under Ontario securities legislation that a TSX Purchaser of Shares may have against the Issuer for rescission or damages if the prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment contain a misrepresentation remain unaffected by the non-delivery of the Prospectus.

                          Purchasers should refer to the applicable provisions of the securities legislation and the order of the Ontario Securities Commission referred to above for the particulars of their rights or consult with a legal adviser.

              (iii) the disclosure required by items 1.4, 1.8 and 6.1 of Form 44-101F3;

              (iv) a certificate signed by the underwriter, if any, with respect to the securities being distributed as required by item 21.2 of Form 44-101F3, as well as item 21.4 of Form 44-101F3 to the extent that it refers to item 21.2; and

              (v)    in respect of NI 44-102:

                     (A)    the second sentence of the disclosure required by
                            section 5.5.2;

                     (B)    the statement in section 5.5.3;

                     (C)    the underwriter's certificate as required by
                            section 5.5.8; and

                     (D) an underwriter's certificate as required by section 6.3.3(b).

       (d) a decision pursuant to section 11.1 of NI 44-102 that the requirement to deliver the shelf prospectus, as supplemented and amended, as set out in section 6.7 of NI 44-102 does not apply to the Issuer in connection with the Distribution.

AND UPON the application (the "Purchaser Application") of the Purchaser for:

              (i) a ruling pursuant to subsection 74(1) of the Act that the requirement in paragraph 25(1)(a) of the Act that prohibits a person or company from trading in a security or acting as an underwriter unless the person or company is registered as a dealer, or is registered as a salesperson or as a partner or as an officer of a registered dealer and is acting on behalf of the dealer (the "Registration Requirement") does not apply to the Purchaser or the directors, officers or employees of the Purchaser in connection with the Distribution; and

              (ii) an order pursuant to section 147 of the Act that the requirement in subsection 71(1) of the Act that a dealer not acting as agent of the purchaser who receives an order or subscription for a security offered in a distribution to which subsection 53(1) or section 62 of the Act is applicable deliver to the purchaser or its agent the latest prospectus and any amendment to the prospectus either before entering into an agreement of purchase and sale or not later than midnight on the second business day after entering into such agreement (the "Prospectus Delivery Requirement") does not apply to the Purchaser or to dealers through whom the Purchaser distributes the Shares and consequently no rights of withdrawal arise under subsection 71(2) of the Act;

AND UPON considering the Issuer Application and the Purchaser Application and the recommendations of staff of the Commission;

AND UPON the Purchaser having represented to the Commission the following:

1. The Purchaser is a corporation incorporated under the laws of the Territory of the British Virgin Islands.

2. The Purchaser has been established to purchase and sell, as principal, securities of public companies, including, without limitation, the purchase of equity securities pursuant to equity draw down facilities, as described below.

3. Acqua Wellington Asset Management Ltd. ("Acqua Wellington"), also an international business company incorporated in the Bahamas, is the investment adviser to the Purchaser.

4. Innerkip Capital Management Inc. is a corporation incorporated under the laws of Ontario and registered with the Commission as an investment counsel portfolio manager and limited market dealer.

5. Neither the Purchaser nor Acqua Wellington nor any entity affiliated with either of them is a registrant under the securities legislation of any province or territory of Canada or under U.S. securities legislation.

6. The Purchaser is proposing to enter into an equity draw down facility (the "Agreement") with the Issuer, under which the Purchaser would agree to purchase up to C$60 million of Shares over a defined period not to exceed two years in a series of draw downs.

7. The Agreement will provide that during the term of the Agreement neither the Purchaser nor any of its subsidiaries nor any entity managed by the Purchaser will sell common shares of the Issuer other than those common shares (i) that the Purchaser has accumulated to purchase under the terms of the Agreement, or (ii) held in any accounts directly or indirectly managed by the Purchaser or any subsidiary of the Purchaser or any entity managed by the Purchaser.

8. An equity draw down facility (also known as an equity line of credit), is an agreement with a public company under which a purchaser makes a commitment at signing to purchase a specified dollar amount of common shares on terms that enable the company to determine the timing and dollar amount of securities the purchaser will receive. Specifically, the company has the right, but not the obligation, to sell the securities which are the subject of the equity facility to the purchaser, up to a specified maximum dollar amount, in a series of draw downs over a specified period of time (in general, 12 to 24 months).

9. The company has the sole ability to determine how many securities to sell within specific minimum and maximum dollar amounts for each draw down, subject to the aggregate maximum dollar amount for the entire equity facility. The number of shares the purchaser must purchase is determined by the dollar amount specified by the company in its draw down notice.

10. When the company gives the purchaser notice that the company intends to make a draw down under the equity facility, the purchaser is obligated to purchase the dollar amount of securities from the company at a predetermined percentage discount from the daily volume weighted average price of the company's securities over a period of trading days.

11. After receipt of a draw down notice, the purchaser may seek to sell the securities purchased under the draw down, or engage in hedging strategies, in order to reduce the economic risk associated with the purchase of the securities that it has agreed to purchase under the draw down.

12. The purchaser may be considered to be acting as an "underwriter" as defined in subsection 1(1) of the Act, and a draw down under an equity draw down facility may be considered to be an indirect distribution of securities by the company to purchasers of the securities directly from the purchaser through the Toronto Stock Exchange (the "TSX") with the purchaser acting as the underwriter of the distribution.

13. An issuer distributing securities by prospectus through an underwriter is subject to the Underwriter Certificate Requirement.

14. A person or company acting as an underwriter is subject to the Registration Requirement.

15. A dealer not acting as agent of the purchaser who sells securities offered in a distribution to which the prospectus requirement applies is subject to the Prospectus Delivery Requirement.

16. The Purchaser is seeking an exemption from the Prospectus Delivery Requirement on behalf of itself and dealers through whom it sells the Shares because the purchasers of the Shares from the Purchaser through the TSX will not be readily identifiable as the dealer acting on behalf of the Purchaser may combine the sell orders made under the prospectus with other sell orders and the dealer acting on behalf of a purchaser from the Purchaser may combine a number of purchase orders.

17. The Purchaser will effect all sales of Shares during the Distribution Period, as defined below, through the TSX.

AND UPON the Issuer having represented to the Commission and the Director the following:

1. The Issuer is a corporation existing under the laws of Canada and a reporting issuer under the securities legislation of the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland.

2. The Issuer and its subsidiaries explore for, mine and produce gold, with a primary focus on Venezuela. The Issuer's registered and head office is located in Toronto, Ontario.

3. The Issuer is authorized to issue an unlimited number of common shares, an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares, of which 194,066,689 common shares were issued and outstanding as at August 22, 2005.

4. The common shares of the Issuer are listed and posted for trading on the TSX and AMEX.

5. As at August 22, 2005, the aggregate market value of the outstanding common shares calculated in accordance with section 2.9 of NI 44-101 was $642,360,741.

6.     The Issuer is eligible to file a short form prospectus under NI 44-101.

7. The Issuer has filed a base shelf prospectus (the "Base Shelf Prospectus") and intends to file with the Commission under NI 44-102:

       (a) in connection with the Agreement, as defined below, a prospectus supplement (the "Distribution Supplement") relating to the Distribution of the Shares to the Purchaser and to purchasers ("TSX Purchasers") who purchase Shares directly from the Purchaser during the Distribution Period through the TSX; and

       (b) a prospectus supplement (the "Pricing Supplement") within two business days after the end of the pricing period with respect to each draw down disclosing the number of Shares sold pursuant to that draw down to the Purchaser and the price per Share.

8. The Issuer will amend the Base Shelf Prospectus as supplemented by the Distribution Supplement and the Pricing Supplement qualifying the Distribution described in 9 below, if required by Ontario securities legislation, so that the Prospectus is current up to and including the date of settlement (the "Settlement Date") of the Shares sold to the Purchaser pursuant to the draw down disclosed in the Pricing Supplement filed the business day before the Settlement Date. The "Prospectus" means the Base Shelf Prospectus, Distribution Supplement and such Pricing Supplement, as so amended.

9.     The Prospectus will qualify the distribution of

       (a) the Shares to the Purchaser on the settlement of the draw down disclosed in the Pricing Supplement; and

       (b) the Shares in (a) above to TSX Purchasers during the period (the "Distribution Period") that commences on the Settlement Date and ends on the date that is the 40th day after the Settlement Date

       (together, the "Distribution").

10. For the purposes of section 130 of the Act, a TSX Purchaser during the Distribution Period constitutes a purchaser who purchases Shares pursuant to the Prospectus.

AND UPON the Commission being satisfied that to do so would not be prejudicial to the public interest;

THE ORDER of the Commission pursuant to section 147 of the Act is that the Underwriter Certificate Requirement does not apply to the Issuer in connection with the Distribution so long as:

1. the number of common shares ("maximum number of common shares") distributed by the Issuer under one or more equity lines of credit, including the Agreement, in each of

       (a)    the 12 month period commencing on the date of the Agreement; and

       (b) the 12 month period commencing on the first anniversary of the date of the Agreement does not exceed 10 per cent of the aggregate number of outstanding common shares on

       (a) a date within 60 days before the date of the Agreement in the case of the period in (a) above; and

       (b) a date within 60 days before the first anniversary of the date of the Agreement in the case of the period in (b) above;

2.     the Issuer issues a press release immediately

       (a) upon entering into the Agreement, disclosing the terms of the Agreement including the

              (i) aggregate maximum issue price of the Shares that may be distributed under the Agreement,

              (ii)   maximum number of common shares, and

              (iii) minimum threshold price per Share (the "minimum threshold price"), being the lowest price not taking into account the draw down discounted percentage, at which the Issuer may sell Shares to the Purchaser under the Agreement, which price may be adjusted by the Issuer and the Purchaser pursuant to the terms of the Agreement; and

       (b) upon the adjustment, if any, of the minimum threshold price, disclosing the revised minimum threshold price;

3. the Issuer files the Distribution Supplement relating to the Distribution of the Shares to the Purchaser and to TSX Purchasers;

4. the Distribution Supplement discloses the terms of the Agreement and states in effect that

              In addition to the distribution of the Shares to the Purchaser, the prospectus qualifies the distribution of the Shares to purchasers who purchase Shares directly from the Purchaser during the Distribution Period through the TSX. The Purchaser may be considered to be an "underwriter" within the meaning of securities legislation in Ontario, but pursuant to an order granted by the Commission, we are exempt from the requirement to include a certificate of the Purchaser in this prospectus.

              The Purchaser has informed us that it intends to use dealers registered under the Securities Act (Ontario) to distribute the Shares through the TSX. Such sales will be made at prices and on terms then prevailing or at prices related to the then current market price.;

5. the Issuer files a Pricing Supplement within two business days after the end of the pricing period with respect to each draw down disclosing the number of Shares sold pursuant to that draw down to the Purchaser and the price per Share;

6.     the Prospectus qualifies the Distribution of

       (a) the Shares to the Purchaser on the settlement of the draw down disclosed in the Pricing Supplement filed the business day before such settlement; and

       (b) the Shares in (a) above to TSX Purchasers during the Distribution Period;

7. the Issuer provides a copy of each draw down notice under the Agreement to the TSX, and, if requested to do so, the Commission, prior to or immediately upon its issuance;

8. immediately upon issuance of the draw down notice, the Issuer issues a press release disclosing that a draw down notice has been delivered and stating that a Pricing Supplement will be filed within two business days after the end of the pricing period and will be available on SEDAR;

9. the commencement date of the draw down pricing period is no later than five trading days after the issuance of the draw down notice; and

10. immediately following the closing of a draw down, the Issuer forthwith issues a press release in Canada (i) announcing the settlement of a draw down under the Agreement; (ii) stating that pursuant to an order granted by the Commission the Prospectus is not required to be delivered and confirming availability of the Prospectus on SEDAR; (iii) stating that the purchasers of Shares under the Prospectus have the statutory rights of rescission or damages described in the Distribution Supplement; and
       (iv) stating that the Distribution Period ends no later than the date that is the 40th day after the settlement of the draw down disclosed in the Prospectus, as supplemented by the Pricing Supplement relating to the draw down.

THE RULING of the Commission pursuant to subsection 74(1) of the Act is that the Registration Requirement does not apply to the Purchaser or the directors, officers or employees of the Purchaser in connection with the Distribution so long as:

1. the Purchaser does not solicit offers to purchase the Shares and effects all Distributions of Shares during the Distribution Period through the TSX using a dealer unaffiliated with the Purchaser or the Issuer;

2. no extraordinary commission or consideration is paid by the Purchaser to a person or company in respect of the Distribution of the Shares; and

3. the Purchaser makes available to the Commission, upon request, full particulars of trading and hedging activities by the Purchaser (and, if relevant, trading and hedging activities by affiliates of the Purchaser) in relation to securities of the Issuer during the term of the Agreement.

THE ORDER of the Commission pursuant to section 147 of the Act is that the Prospectus Delivery Requirement does not apply to the Purchaser or to dealers through whom the Purchaser distributes the Shares, and consequently no rights of withdrawal arise under subsection 71(2) of the Act, so long as the immediately preceding conditions 1 through 3 are met.

THE ORDER of the Commission is that the Confidential Materials will be held in confidence by the Commission until the occurrence of the earliest of the following:

       1. the date on which the Distribution Supplement is filed by the Issuer;

       2. the date the Issuer advises the Commission that there is no longer any need to hold the Confidential Materials in confidence; and

       3.     90 days from the date of this ruling, order and decision.


DATED at Toronto, Ontario this 6th day of September, 2005.


/S/                                                /S/
--------------------------                         --------------------------


THE DECISION of the Director pursuant to section 5.1 of NI 41-101, section 15.1 of NI 44-101 and section 11.1 of NI 44-102 that the Prospectus Form Requirements do not apply to the Issuer in connection with the Distribution so long as the Issuer includes the following statement in the Distribution
Supplement:

             Securities legislation in the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or damages if the prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment are not delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, TSX Purchasers of Shares will not have any right to withdraw from an agreement to purchase the Shares because the Prospectus relating to Shares purchased by a TSX Purchaser is not being delivered as permitted under an order of the Ontario Securities Commission dated September o, 2005, and they also will not have remedies of rescission or damages for non-delivery of the Prospectus.

             Securities legislation in the Province of Ontario also provides purchasers with remedies for rescission or damages if the prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment contain a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under Ontario securities legislation that a TSX Purchaser of Shares may have against the Issuer for rescission or damages if the prospectus, prospectus supplements relating to securities purchased by a purchaser and any amendment contain a misrepresentation remain unaffected by the non-delivery of the Prospectus.

             Purchasers should refer to the applicable provisions of the securities legislation and the order of the Ontario
             Securities Commission referred to above for the particulars of their rights or consult with a legal adviser.

THE DECISION of the Director pursuant to section 11.1 of NI 44-102 is that the requirement in section 6.7 of NI 44-102 does not apply to the Issuer in connection with the Distribution so long as the following statements are included in the Distribution Supplement:

             The legislation requires the filing of a prospectus supplement containing the omitted information within a specified period of time after the Purchaser agrees to purchase any of the securities.

             All shelf information permitted under securities legislation to be omitted from the base shelf prospectus will be contained in one or more shelf prospectus supplements that we are required to file under Ontario securities law.

DATED at Toronto, Ontario this 6th day of September, 2005.


/S/
----------------------------

                                    EXHIBIT E
                     TO THE COMMON SHARE PURCHASE AGREEMENT

                             COMPLIANCE CERTIFICATE

                  In connection with the issuance of Common Shares of Crystallex International Corporation (the "Company") pursuant to the Draw Down Notice, dated ___________ delivered by the Company to Azimuth Opportunity, Ltd. (the "Purchaser") pursuant to Article VI of the Common Share Purchase Agreement dated September 14, 2005, by and between the Company and the Purchaser (the "Agreement"), the undersigned hereby certifies as follows:

    1. The undersigned is the duly appointed Chief [Executive/Financial] Officer of the Company.

    2.      The representations and warranties of the Company set forth in
Section 3.1 of the Agreement are true and correct in all material respects as though made on and as of the date hereof, except to the extent that any such representation and warranty is expressly stated to be made as of a specified date, in which case such representation and warranty shall be true and correct in all material respects as of the date when made.

    3. The Company has performed in all material respects all covenants and agreements to be performed by the Company on or prior to the Draw Down Exercise Date and on or prior to the Settlement Date related to the Draw Down Notice and all of the conditions contained in Sections 5.1 and 5.2 of the Agreement have been satisfied at or before the Draw Down Exercise Date and the Settlement Date, as applicable.

         Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Agreement.

         The undersigned has executed this Certificate this _____ day of _________, 200_.


                                            By:
                                               -------------------------------

                                            Name:
                                                 -----------------------------

                                            Title:
                                                  ----------------------------

                                    EXHIBIT F
                     TO THE COMMON SHARE PURCHASE AGREEMENT

                            FORM OF DRAW DOWN NOTICE

         Reference is made to the Common Share Purchase Agreement dated as of September 14, 2005 (the "Purchase Agreement") between Crystallex International Corporation (the "Company") and Azimuth Opportunity, Ltd. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement.

         In accordance with and pursuant to Section 6.1 of the Purchase Agreement, the Company hereby issues this Draw Down Notice.

         Draw Down Amount:
                           --------------------------------------------

         Additional Purchase Amount:
                                      ---------------------------------

         Draw Down Pricing Period start date:
                                             --------------------------

         Draw Down Pricing Period end date:
                                           ----------------------------

         Settlement Date:
                         ----------------------------------------------

         Threshold Price:
                         ----------------------------------------------

         Minimum Threshold Price:
                                 --------------------------------------

         Dollar Amount and/or Number of Common Shares
         Currently Unissued under the Prospectus:
                                                 -------------------------------

         Number of Common Shares remaining unissued under 10% limit:
                                                                    ------------

Dated:
       -----------------------------

                                                     ---------------------------

                                                     By:
                                                        ------------------------
                                                        Name:
                                                        Title:

                                                     Address:
                                                     Facsimile No.:
                                                     Wire Instructions:
                                                                       ---------
                                                     Contact Name:
                                                                       ---------

Receipt Acknowledged:

Azimuth Opportunity, Ltd.

By:
     -------------------------------
     Name:
     Title:

                                    EXHIBIT G
                     TO THE COMMON SHARE PURCHASE AGREEMENT

                       FORM OF ADDITIONAL PURCHASE NOTICE

To: Crystallex International Corporation
Fax #:

         Reference is made to the Common Share Purchase Agreement dated as of September 14, 2005 (the "Purchase Agreement") between Crystallex International Corporation (the "Company") and Azimuth Opportunity, Ltd. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement.

         In accordance with and pursuant to Section 6.2 of the Purchase Agreement, the Purchaser hereby issues this Additional Purchase Notice to make an Additional Purchase for the Additional Purchase Amount indicated below.

         Amount of Additional Purchase to be made:

         Number of Shares to be purchased:
                                            ---------------------------

         VWAP on the date hereof:
                                   ------------------------------------

         Draw Down Discounted Percentage:
                                           ----------------------------

         Settlement Date:
                         ----------------------------------------------

         Threshold Price:
                         ----------------------------------------------

         Minimum Threshold Price:
                                 --------------------------------------


Dated:
       -----------------------------
                                                     Azimuth Opportunity, Ltd.


                                                     By:
                                                          ----------------------
                                                         Name:
                                                         Title:

                              DISCLOSURE SCHEDULES
                          RELATING TO THE COMMON SHARE
               PURCHASE AGREEMENT, DATED AS OF SEPTEMBER 14, 2005
                BETWEEN CRYSTALLEX INTERNATIONAL CORPORATION AND
                            AZIMUTH OPPORTUNITY, LTD.


         ALL SECTION AND SUBSECTION NUMBERS AND LETTERS RELATE AND COINCIDE TO SUCH NUMBERS AND LETTERS AS SET FORTH IN THE COMMON SHARE PURCHASE AGREEMENT (THE "AGREEMENT"). ANY TERMS REQUIRING DEFINITION HEREIN ARE DEFINED IN THE AGREEMENT.

         ALL REPRESENTATIONS AND WARRANTIES SET FORTH IN THE AGREEMENT ARE MODIFIED IN THEIR ENTIRETY BY THESE DISCLOSURE SCHEDULES. THE DISCLOSURES CONTAINED IN THESE DISCLOSURE SCHEDULES SHALL BE READ IN THEIR ENTIRETY, AND ALL THE DISCLOSURES SHALL BE READ TOGETHER.

                                 SCHEDULE 3.1(c)
                             Convertible Securities



CRYSTALLEX INTERNATIONAL CORPORATION
August 31, 2005
-------------------------------------------------------------------------------------------------------------------------
                                 Common Share                                                               Common Share
   Summary of common              Purchase                                          #                         Purchase
    share purchase                Warrants    Expiry     Date of     Exercise    Warrants     Exercise        Warrants
 warrants outstanding             Issued       Date     Granting       Price     Exercised      Date        Outstanding
-------------------------------------------------------------------------------------------------------------------------


$US priced warrants
-------------------

12,800,000 Special warrants @US$2.20
------------------------------------
Private placement               6,400,000    8-Sep-06     8-Sep-03     $  2.75    125,000      16-Apr-04
                                                                                  500,000      1-Feb-05       5,775,000

4,545,455 Special warrants @US$2.20
-----------------------------------
Private placement               2,272,727   29-Dec-05    29-Aug-03     $  2.75                                2,272,727

500,000 Warrants @US$2.00 (relating to Las Cristinas)
-----------------------------------------------------
BNP Parabis - Conditional on      500,000    7-Apr-07     7-Apr-03     $  2.00                                  500,000
financing

500,000 Warrants @US$1.75 (relating to Las Cristinas)
-----------------------------------------------------
BNP Parabis                       500,000    7-Apr-07     7-Apr-03     $  1.75                                  500,000

492,008 Convertible Note Warrants @US$2.82
------------------------------------------
Private placement                 492,008   23-Sep-05    23-Sep-02     $  2.82                                  492,008
                               ----------                                        ---------                   ----------
  Subtotal - $US priced
     warrants                  10,164,735                                         625,000                     9,539,735
                               ----------                                        ---------                   ----------

$Can priced warrants
--------------------

400,000 Warrants @Cdn$3.34
Orion Securities                  400,000   20-Nov-05    21-Nov-03     $  3.34          -                       400,000
                               ----------                                        ----------                   ----------
----------------------------------------------------------------------------------------------------------------------------
Total common share purchase
warrants outstanding -
August 31, 2005                10,564,735                                         625,000                     9,939,735
----------------------------------------------------------------------------------------------------------------------------
450,000 warrants issued to
Azimuth Opportunity, Ltd. On
September 14, 2005


Crystallex International Corporation

Schedule of Outstanding Options

As of August 31, 2005
---------------------


                               Employees & Directors   Employees & Directors
                                     N America              S America             Services         Total
                               ---------------------   ----------------------   ------------   --------------

Balance, August 31, 2005             9,295,250                619,500             842,500        10,757,250
                               =====================   ======================   ============   ==============


                                 SCHEDULE 3.1(h)
                            Significant Subsidiaries


                             [organizational chart]

                                 SCHEDULE 3.1(l)
                                  Indebtedness

Crystallex International Corporation

Schedule of Indebtedness

As of August 31, 2005
---------------------


                                                              $US
                                                        ------------------

Bank loan due to Standard Bank Plc;
balance due January 13, 2006                                2,058,470


U.S$100 million Note Offering to
multiple holders closed December 13,
2004 (see Short Form Prospectus
dated December 17, 2004 as publicly
field); Lead Underwriters - Orion
Securities Inc. and Sprott Securities Inc.                100,000,000
                                                       -------------------
Total Indebtedness                                        102,058,470
                                                       ===================

                                SCHEDULE 3.1(bb)
                          Officer and Employee Matters

                                Schedule 3.1(bb)
                                ----------------


1.     Collective Bargaining Agreement

       Collective Bargaining Agreement between Crystallex de Venezuela C.A. and SintraCrystallex (Sindicato de Trabajadores de la Empresa Crystallex de Venezuela C.A.)

2.     Senior Officers Employment Contracts

(i)    Todd Bruce dated 1/1/05 (CEO)
(ii)   Ken Thomas dated 1/1/05 (COO)
(iii)  Borden Rosiak dated 1/1/05 (CFO)
(iv)   Daniel Ross dated 1/1/05 (EVP)
(v)    John Binns dated 1/1/05 (VP Environment)
(vi)   Ron Colquhoun dated 1/1/05 (VP Technical Services)
(vii)  Robert Crombie dated 1/1/05 (VP Corporate Development and Planning)
(viii) Dr. Sadek El-Alfy dated 1/1/ (VP Operations)
(ix)   Daniel Hamilton dated 1/1/05 (VP Controller)
(x)    Richard Marshall dated 1/1/05 (VP Investor Relations)
(xi)   Richard Spencer dated 1/1/05 (VP Exploration)

                                                                    Exhibit 10.2

                                                                  Execution Copy



                             UNIT PURCHASE AGREEMENT


                         Dated as of September 14, 2005


                                 by and between


                      CRYSTALLEX INTERNATIONAL CORPORATION


                                       and


                            AZIMUTH OPPORTUNITY, LTD.

                                TABLE OF CONTENTS

                                                                            Page


ARTICLE I            Definitions and Interpretation...........................1

         Section 1.1       Definitions........................................1

         Section 1.2       Interpretation.....................................3

ARTICLE II           Purchase and Sale of Units...............................3

         Section 2.1       Purchase and Sale of Units.........................3

         Section 2.2       Closing............................................3

         Section 2.3       Closing Deliveries.................................4

ARTICLE III          Representations and Warranties...........................4

         Section 3.1       Representations and Warranties of the Company......4

         Section 3.2       Representations and Warranties of the Purchaser...13

ARTICLE IV           Covenants, Condition and Waiver.........................15

         Section 4.1       Covenant of the Company and Condition of Closing..15

         Section 4.2       Share Issuance....................................15

         Section 4.3       Waiver............................................15

ARTICLE V            [Intentionally Deleted].................................15

ARTICLE VI           Indemnification.........................................15

         Section 6.1       General Indemnity.................................15

         Section 6.2       Indemnification Procedures........................16

ARTICLE VII          Miscellaneous...........................................17

         Section 7.1       Fees and Expenses.................................17

         Section 7.2       Specific Enforcement, Consent to Jurisdiction.....18

         Section 7.3       Entire Agreement; Amendment.......................18

         Section 7.4       Notices...........................................18

         Section 7.5       Waivers...........................................20

         Section 7.6       Headings..........................................20

         Section 7.7       Successors and Assigns............................20

         Section 7.8       Governing Law.....................................20

         Section 7.9       Survival..........................................20

         Section 7.10      Counterparts......................................20

                                TABLE OF CONTENTS
                                   (continued)


         Section 7.11      Publicity.........................................20

         Section 7.12      Severability......................................21

         Section 7.13      Further Assurances................................21

                             UNIT PURCHASE AGREEMENT


         This UNIT PURCHASE AGREEMENT (this "Agreement") is dated as of September 14, 2005 by and between Crystallex International Corporation, a corporation existing under the laws of Canada and Azimuth Opportunity, Ltd., a company existing under the laws of the Territory of the British Virgin Islands.

         The parties hereto agree as follows:

                                    ARTICLE I
                         Definitions and Interpretation

         Section 1.1       Definitions.

         (a) "AIF" means the annual information form of the Company dated May 30, 2005 in respect of the year ended December 31, 2004.

         (b)  "AMEX" means the American Stock Exchange.

         (c) "By-Laws" has the meaning assigned to such term in Section 3.1(c) hereof.

         (d) "Charter" has the meaning assigned to such term in Section 3.1(c) hereof.

         (e) "Closing" has the meaning assigned to such term in Section 2.2 hereof.

         (f)  "Closing Date" has the meaning assigned to such term in Section
2.2 hereof.

         (g)  "Commission" means the Ontario Securities Commission.

         (h) "Common Shares" means the common shares in the capital of the Company.

         (i)  "Company" means Crystallex International Corporation.

         (j) "GAAP" has the meaning assigned to such term in Section 3.1(j) hereof.

         (k) "Material Adverse Effect" means any effect on the business, prospects, operations, assets or financial condition of the Company or any of its subsidiaries that is material and adverse to the Company and its subsidiaries, taken as a whole, and/or any condition, circumstance, or situation that would prohibit the Company or otherwise interfere with the ability of the Company to enter into and perform any of its obligations under this Agreement in any material respect.

         (l) "Notes" means the 5% Senior Unsecured Notes due March 13, 2006 (Series 2) issued by the Company pursuant to the Second Supplemental Trust Indenture in an aggregate principal amount of $10,000,000.

         (m) "Ontario securities law" has the meaning assigned to such term in the Securities Act (Ontario).

         (n) "Prospectus" means the short form base shelf prospectus dated August 23, 2005, as amended and supplemented, including without limitation the documents incorporated by reference therein, filed by the Company with the Commission qualifying the distribution of the Units pursuant to this Agreement.

         (o)  "Public Documents" has the meaning assigned to such term in
Section 3.1(j) hereof.

         (p) "Purchaser" means Azimuth Opportunity, Ltd. and any permitted assignees thereof.

         (q) "Receipt Date" means August 25, 2005, the date the Commission issued a receipt for the Prospectus.

         (r) "Registration Statement" means the registration statement on Form F-10, Commission File Number 333-126997 under the 1933 Act filed by the Company with the SEC for the registration of the Units, as such Registration Statement may be amended from time to time.

         (s) "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002 and the rules and regulations made thereunder.

         (t)  "SEC" means the United States Securities and Exchange Commission.

         (u) "SEC Documents" has the meaning assigned to such term in Section 3.1(j) hereof.

         (v) "Second Supplemental Trust Indenture" means the second supplemental trust indenture dated September 14, 2005 between the Company and the Trustee that supplements the Trust Indenture and provides for the issue of $10,000,000 aggregate principal amount of Notes and which shall be in form and substance satisfactory to the Purchaser.

         (w) "securities legislation" has the meaning assigned to such term in National Instrument 14-101 Definitions.

         (x) "Shares" means the Common Shares that comprise a portion of the Units purchased by the Purchaser pursuant to this Agreement.

         (y) "Significant Subsidiary" means a "significant subsidiary" as defined in Regulation S-X.

         (z) "subsidiary" has the meaning assigned to such term in the Securities Act (Ontario).

         (aa) "Trust Indenture" means the trust indenture dated as of December 23, 2004 between the Company and the Trustee, as amended, supplemented or restated from time to time.

         (bb) "Trustee" means CIBC Mellon Trust Company or its successor as appointed under the terms of the Trust Indenture.

         (cc) "TSX" means the Toronto Stock Exchange.

         (dd) "Underlying Shares" means the Common Shares issuable upon the exercise of the Warrants purchased by the Purchaser pursuant to this Agreement.

         (ee) "Unit" means, collectively, a Note in the principal amount of $1,000, 20 Shares and 45 Warrants.

         (ff) "U.S. Prospectus" means the prospectus in the form included in the Registration Statement, as supplemented by any prospectus supplement filed with the SEC registering the distribution of the Units pursuant to this Agreement.

         (gg) "Warrant" means a warrant entitling the holder to purchase one Common Share on or before September 13, 2006 at an exercise price of an amount equal to 110% of the closing price of the Common Shares on the TSX on the trading day before the Closing Date and on the terms described in Exhibit A hereto.

         (hh) "1933 Act" means the Securities Act of 1933, as amended, and the rules and regulations made thereunder.

         (ii) "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder.

         Section 1.2 Interpretation. All dollar amounts in this Agreement are in Canadian dollars, unless otherwise specified.

                                   ARTICLE II
                           Purchase and Sale of Units

         Section 2.1 Purchase and Sale of Units. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase and the Company agrees to issue and sell to the Purchaser, 10,000 Units at a price of $1,000 per Unit (the "Offering") for an aggregate purchase price of $10,000,000. Each Unit is comprised of the following securities which will separate immediately upon issue: $1,000 principal amount of Notes, 20 Shares and 45 Warrants.

         Section 2.2 Closing. The closing of the purchase and sale of the Units (the "Closing") shall take place at the offices of McMillan Binch Mendelsohn LLP at (i) 1:00 p.m.,

Toronto time, on September 14, 2005, or (ii) at such other time and place or on such other date as the Purchaser and the Company may agree upon (the "Closing Date"). Each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing.

         Section 2.3 Closing Deliveries. At the Closing, subject to the terms and conditions of this Agreement, the Company shall deliver to the Purchaser certificates representing the Notes, Shares and Warrants comprising the Units, opinions of McMillan Binch Mendelsohn LLP, Canadian counsel to the Company and Skadden, Arps, Slate, Meagher & Flom LLP, US counsel to the Company, each dated the Closing Date, in the form of Exhibits B and C, respectively, and subject to customary assumptions and qualifications, a secretary's certificate dated the Closing Date, in the form of Exhibit D hereto and such other certificates and documents as the Purchaser or its counsel shall reasonably require in connection with the Closing against delivery of payment by the Purchaser of the purchase price for the Units, less the amount of the fees and the expenses in accordance with Section 7.1 of this Agreement, by cheque, electronic funds transfer or wire transfer of immediately available funds.

                                  ARTICLE III
                         Representations and Warranties

         Section 3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the
Purchaser:

         (a) Organization and Power. The Company is a corporation duly continued and validly existing under the laws of Canada and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. The Company does not have any Significant Subsidiaries except as set out in Schedule 3.1(k). The Company and each of its subsidiaries is duly qualified to transact business and is in good standing (in respect of the filing of annual returns and other information filings where required under applicable corporations information legislation) in each jurisdiction where such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not have a Material Adverse Effect.

         (b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Warrants, the Second Supplemental Trust Indenture and the Notes and to issue and sell the Units in accordance with the terms hereof. The execution, delivery and performance of this Agreement, the Warrants, the Second Supplemental Trust Indenture and the Notes by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its board of directors or shareholders is required. The Trust Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and other equitable principles of general application. This Agreement, the Warrants, the Second Supplemental Trust Indenture and the Notes have been, or will on the Closing Date be, duly executed and delivered by the Company. This Agreement constitutes, and upon their execution and delivery by the Company the Warrants, the Second Supplemental Trust Indenture and the Notes will constitute, a valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and other equitable principles of general application and subject to the qualification that rights of indemnity and contribution provided for herein may be limited under applicable law.

         (c) Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Class A preference shares and an unlimited number of Class B preference shares, of which 194,066,361 Common Shares and no Class A preference shares and no Class B preference shares are issued and outstanding as at the date hereof. All of the outstanding Common Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares in the capital of the Company. No person is entitled to pre-emptive or similar rights to subscribe for or purchase Common Shares, Notes or Warrants that would apply to the issuance of Units hereunder. Except as set forth in Schedule 3.1(c), as at the date hereof, no Common Shares are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrips, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares in the capital of the Company. Furthermore, except as set forth in Schedule 3.1(c), as of the date hereof, there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares in the capital of the Company or options, securities or rights convertible into shares in the capital of the Company. Except for customary transfer restrictions contained in agreements entered into by the Company in order to sell restricted securities or as set forth in Schedule 3.1(c), as of the date hereof, the Company is not a party to any agreement granting registration rights to any person with respect to any of its equity or debt securities. The Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares in the capital of the Company. The offer and sale of all shares, convertible securities, rights, warrants, or options of the Company issued by the Company prior to the Closing complied in all material respects with all applicable Canadian provincial and U.S. federal and state securities laws, and no shareholder has a right of rescission or damages with respect thereto against the Company which would have a Material Adverse Effect. The Company has furnished or made available to the Purchaser true and correct copies of the Company's articles of continuance as in effect on the date hereof (the "Charter"), and the Company's by-laws as in effect on the date hereof (the "By-laws").

         (d) Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX and the AMEX and the Company is in compliance in all material respects with the rules and policies of the TSX and the AMEX. The Company has received the conditional approval of the TSX and the approval of AMEX to listing of the Shares and the Underlying Shares and provided a true copy of such approvals to the Purchaser.

         (e) Issuance of Notes. The Company has taken all necessary corporate action to authorize the issuance of the Notes and when paid for and issued in accordance with the terms hereof and the Trust Indenture, as supplemented by the Second Supplemental Trust Indenture, and certified by the Trustee, the Notes will be validly issued and the Purchaser shall be entitled to the benefit of the Trust Indenture, as supplemented by the Second Supplemental Trust Indenture. The Trust Indenture complies with the provisions of the Canada Business Corporations Act, the Business Corporations Act (Ontario) and the Business Corporations Act (British Columbia). No registration, filing or recording of the Trust Indenture or the Second Supplemental Trust Indenture under the laws of Canada or Ontario is necessary in order to permit the valid offer, issue and sale of the Notes in the manner contemplated by this Agreement or to preserve or protect the validity and enforceability of the Trust Indenture, the Second Supplemental Trust Indenture and the Notes.

         (f) Issuance of Shares. The Shares to be issued under this Agreement have been duly authorized by all necessary corporate action and, when paid for and issued in accordance with the terms hereof, the Shares shall be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company, and the Purchaser shall be entitled to all rights accorded to a holder of Common Shares, and the Shares will be freely tradable in the United States and in the Province of Ontario.

         (g) Issuance of Warrants. The Warrants to be issued under this Agreement have been duly authorized by all necessary corporate action and, when paid for and issued in accordance with the terms hereof, the Warrants shall be validly issued and outstanding and the Purchaser shall be entitled to all rights accorded to a holder of Warrants.

         (h) Issuance of Underlying Shares. The Underlying Shares have been duly authorized and reserved for issuance and upon the exercise of the Warrants in accordance with their terms and conditions, will be validly issued as fully paid and non-assessable Common Shares and subject to compliance with the conditions contained in Section 2.10 of Multilateral Instrument 45-102 - Resale of Securities, will be freely tradable in the United States and in the Province of Ontario.

         (i) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein do not (i) violate any provision of the Charter or By-laws,
(ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, loan, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company or any of its subsidiaries is a party, (iii) create or impose a lien, charge or encumbrance on any property of the Company or any of its subsidiaries under any agreement or any commitment to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or by which any of their respective properties or assets are bound, or (iv) result in a violation of any Canadian or U.S. federal, provincial, state, local or foreign statute, rule, regulation, order, judgment or decree (including securities legislation in Canada and U.S. federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, except, in all cases (other than violations pursuant to clauses (i) and (iv) (to the extent of securities legislation in Canada and U.S. federal securities law)), for such conflicts, defaults, terminations, amendments, acceleration, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect. The Company is not required under Canadian or U.S. federal, provincial, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Notes, Shares and Warrants comprising the Units in accordance with the terms hereof or to issue the Underlying Shares upon exercise of the Warrants (other than any filings which may be required to be made by the Company with securities commissions in Canada, the SEC, the TSX or AMEX under applicable securities laws and any Canadian prospectus or registration statement or amendment thereto which may be filed pursuant hereto); provided that, for purpose of the representation made in this sentence, the
Company is assuming and relying upon the accuracy of the relevant representations and agreements of the Purchaser herein.

         (j) Public Documents, SEC Documents, Financial Statements, Sarbanes-Oxley Act. The Company is a reporting issuer under the securities legislation of each province of Canada other than Saskatchewan, New Brunswick and Prince Edward Island and, except as publicly disclosed, has complied in all material respects with all filing obligations of a reporting issuer under securities legislation. The documents, including all documents incorporated by reference in any document, filed by the Company under securities legislation (the "Public Documents") since January 1, 2003 complied in all material respects with the requirements of securities legislation and at the date of filing did not contain any misrepresentation as defined under the Securities Act (Ontario).

         The Common Shares are registered pursuant to Section 12(b) of the 1934 Act, and, except as publicly disclosed, since January 1, 2003 the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act, including material filed pursuant to Section 13(a) or 15(d) of the 1934 Act (all of the foregoing, including filings incorporated by reference therein being referred to herein as the "SEC Documents").

         The Company has not provided to the Purchaser any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. The AIF complied in all material respects with the requirements of applicable securities legislation, the Company's Form 40-F for the year ended December 31, 2004 complied in all material respects with the requirements of the 1934 Act and the said AIF and Form 40-F did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Public Documents and SEC Documents comply as to form in all material respects with applicable accounting requirements, applicable securities legislation and applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except consolidated unaudited interim statements may not include complete footnotes as provided by GAAP and are subject to normal and recurring year-end adjustments) fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of operations and cash flows of the Company for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments) and have been reconciled to U.S. generally accepted accounting principles as required by Form 40-F.

         The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the 1934 Act, such controls and procedures are effective to ensure that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of the Company's filings with the SEC and the Canadian securities regulatory authorities.

         The Company is in compliance with and has complied with the applicable provisions of the Sarbanes-Oxley Act in all material respects.

         Deloitte & Touche LLP, which has expressed its opinion on the audited financial statements of the Company incorporated by reference in the Prospectus and the U.S. Prospectus, has been independent with respect to the Company at all relevant times within the meaning of the rules and regulations of the Canadian securities regulatory authorities and the SEC.

         (k) Subsidiaries. Schedule 3.1(k) attached hereto sets forth each Significant Subsidiary of the Company as of the date hereof, showing the jurisdiction of its incorporation or organization and showing the percentage of each person's ownership of the outstanding shares or other interests of such subsidiary.

         (l) No Material Adverse Effect. Since December 31, 2004, the Company has not experienced or suffered a Material Adverse Effect.

         (m) No Undisclosed Liabilities. The Company has no liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed on a balance sheet of the Company or any subsidiary (including the notes thereto) in conformity with GAAP not disclosed in the Public Documents, other than those incurred in the ordinary course of the Company's or its subsidiaries' respective businesses since December 31, 2004 and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

         (n) No Undisclosed Events or Circumstances. To the knowledge of the Company, no event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable securities legislation, TSX rules and policies or other applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

         (o) Indebtedness. Schedule 3.1(o) sets forth as at August 31, 2005 all outstanding secured and unsecured Indebtedness of the Company and its subsidiaries, or for which the Company or any subsidiary has commitments with respect to Indebtedness. For the purposes of this Agreement, "Indebtedness" shall mean (a) any liabilities for borrowed money or amounts owed in excess of $100,000 (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any subsidiary is in default with respect to any Indebtedness.

         (p) [Intentionally Deleted.]

         (q) Agreements re Material Assets. Except as disclosed in the Prospectus, the U.S. Prospectus and the Public Documents, any and all agreements pursuant to which the Company or any of its subsidiaries hold their respective material assets or are entitled to the use of material assets, including, without limitation, the mine operation agreement dated September 17, 2002 between the Company and Corporacion Venezolana de Guayana pursuant to which the Company was granted the right to develop the Las Cristinas 4, 5, 6 and 7 deposits in the Municipality of Sifontes, Bolivar State, Venezuela, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and neither the Company nor any of its subsidiaries are in material default of any of the provisions of any such agreements nor has any such default been alleged, and the Company and its subsidiaries are not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, and all leases, licenses, concessions and claims pursuant to which the Company or any of its subsidiaries derive their respective interests in such material assets and rights are in good standing and there has been no material default under any such leases, licenses, concessions, and claims and all taxes (except such taxes as may be the subject of a bona fide dispute) required to be paid with respect to such assets to the date hereof have been paid.

         (r) Technical Information. All technical information set forth in the Prospectus and the U.S. Prospectus, including in any documents incorporated by reference therein relating to any mining properties that are material to the Company, has been reviewed by the Company and an independent qualified person as required under NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and all exploration results set forth in the Prospectus and the U.S. Prospectus have been verified by an independent qualified person as required under NI 43-101, and the information upon which such estimates was based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Prospectus.

         (s) Foreign Corrupt Practices Act. From 1998 through to the date hereof, the Company has not made any payment to any person in violation of the United States Foreign Corrupt Practices Act nor to the knowledge of the Company has any person made such a payment on the Company's behalf or with funds supplied by the Company and the Company is not aware of any such payments made prior to 1998.

         (t) Actions Pending. There is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto. Except as disclosed in the Prospectus and the U.S. Prospectus, there is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Company, threatened, against or involving the Company or any subsidiary, or any of their respective contracts, rights, properties or assets which, if adversely determined, is reasonably likely to result in a Material Adverse Effect.

         (u) Compliance with Law. The business of the Company and its subsidiaries has been and is presently being conducted in accordance with all applicable federal, provincial, state and local governmental laws, rules, regulations and ordinances, except where failure to do so would not have a Material Adverse Effect. Each of the Company and its subsidiaries has all franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of its business as now being conducted except where failure to do so would not have a Material Adverse Effect.

         (v) Certain Fees. No agents, brokers, finders or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement, other than as set out in Section 7.1(b).

         (w) Disclosure. Neither this Agreement nor the Exhibits and Schedules hereto nor any other documents, certificates or instruments furnished to the Purchaser by or on behalf of the Company in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

         (x) Intellectual Property. There are no intellectual property rights (including without limitation patents, trademarks, service marks, trade names, copyrights, licenses, business methods, trade secrets or industrial designs) that are material to the Company or any of its subsidiaries or that are necessary for the conduct of their respective business as now conducted.

         (y) Environmental Compliance. Except as disclosed in the Prospectus and the U.S. Prospectus: (i) the operations carried on by the Company and its subsidiaries are in material compliance with all applicable federal, provincial, state and municipal environmental, health and safety statutes, regulations and permits (including those of Venezuela) except to the extent that any such non-compliance would not have a Material Adverse Effect; (ii) none of such operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial, state or municipal environmental, health or safety statute or regulation or is subject to any investigation concerning whether any remedial action is needed to respond to a release of any Hazardous Material (as defined below) into the environment; (iii) except in material compliance with applicable environmental laws, none of the premises currently occupied by the Company or any of its subsidiaries has at any time been used by the Company or its subsidiaries or, to the knowledge of the Company, by any other occupier, as a waste storage or waste disposal site or to operate a waste management business; (iv) neither the Company nor any of its subsidiaries has any material contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the premises currently occupied by the Company or any of its subsidiaries or from the operations carried out thereon except to the extent such release is in compliance with all applicable laws or to the extent such non-compliance, if any, would not have a Material Adverse Effect; (v) neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any occupier (other than illegal miners) of the premises currently occupied by the Company or any of its subsidiaries, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial, state or municipal legislation) on any of the premises currently occupied by the Company or any of its subsidiaries in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health except to the extent that any such contravention would not have a Material Adverse Effect; and (vi) no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the premises currently occupied by the Company or any of its subsidiaries in contravention of applicable federal, provincial, state or municipal laws or regulations enacted for the protection of the natural environment or human health, except to the extent that any such contravention would not have a Material Adverse Effect. For the purposes of this subparagraph, "Hazardous Material" means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as
defined  by  applicable  federal,   provincial,   state  or  municipal  laws  or
regulations enacted for the protection of the natural environment or human health.

         (z) Material Contracts. Except for this Agreement and as set forth in the Public Documents and the SEC Documents neither the Company nor any of its subsidiaries is a party to any contract, instrument, agreement, commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the SEC as an exhibit to a registration statement on Form F-10 or disclosed in a prospectus as a material contract if the Company was registering securities or qualifying the distribution of securities under the Securities Act (Ontario) or that is otherwise material to it or its business (collectively, "Material Contracts"). Except as set forth in the Prospectus and the U.S. Prospectus, the Company has in all material respects performed all the obligations required to be performed by it to date under the Material Contracts, has received no notice of default and, to the best of the Company's knowledge is not in default under any Material Contract now in effect, the result of which could reasonably be expected to have a Material Adverse Effect.

         (aa) Transactions with Associates. Except as discussed in the Public Documents there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions exceeding $100,000 between (a) the

Company, or any of its customers (excluding agreements relating to purchase or lease of the Company's products) or suppliers on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any person who is an associate, as defined in the Securities Act (Ontario), of, or any corporation or other entity controlled by, such officer, employee, consultant, director or person. There are no outstanding loans made by the Company or any of its subsidiaries to any executive officer (as defined under Rule 3b-7 of the 1934 Act) or director of the Company, other than loans outstanding at the time of the effectiveness of the Sarbanes-Oxley Act that have not been amended since that time.

         (bb) Securities Legislation. The Company has complied in all material respects with securities legislation as well as the AMEX and TSX rules and policies in connection with the offer, issuance and sale of the Notes, Shares and Warrants comprising the Units hereunder. The Prospectus, as supplemented, complied when so filed in all material respects with Ontario securities law. The Company is eligible to use the shelf prospectus procedures under National Instrument 44-102 - Shelf Distributions. No securities regulatory authority has issued an order preventing or suspending the use of the Prospectus. The Company has not distributed, and prior to the completion of the sale of the Units to the Purchaser will not distribute, any offering material in connection with the offering and sale of the Units other than the Prospectus, the U.S. Prospectus or other materials, if any, permitted under applicable securities legislation.

         (cc) 1933 Act.

                  (i) Each U.S. Prospectus included as part of the Registration Statement complied when so filed in all material respects with the provisions of the 1933 Act.

                  (ii) The Company meets the requirements for the use of Form F-10 under the 1933 Act. The Registration Statement in the form in which it became effective and the supplement to the U.S. Prospectus filed with the SEC on September 14, 2005 pursuant to General Instruction II-L of Form F-10 under the 1933 Act, complied in all material respects with the provisions of the 1933 Act and did not at any such times contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the U.S. Prospectus, in the light of the circumstances under which they made) not misleading, except that this representation and warranty does not apply to statements in or omissions from the Registration Statement or the U.S. Prospectus made in reliance upon and in conformity with information relating to the Purchaser furnished to the Company in writing by or on behalf of the Purchaser expressly for use therein.

         (dd) Prospectus Receipt and Effective Registration Statement. A receipt has been issued by the Commission for the Prospectus, as amended and supplemented, qualifying the distribution of the Units and the Registration Statement registering the offer and sale of the Units has become effective and there is no cease trade order suspending qualification for distribution of the Units or stop order suspending effectiveness of the Registration Statement.

         (ee) Employees. Except as set forth in Schedule 3.1(ee) as of the date hereof, neither the Company nor any of its subsidiaries has any collective bargaining arrangements or agreements covering any of its employees. Except as set forth on Schedule 3.1(ee) attached hereto, as of the date hereof neither the Company nor any of its subsidiaries has any employment contract or any other similar contract or restrictive covenant with any senior officer. Except as set forth in Schedule 3.1(ee), as of the date hereof, since December 31, 2004, no officer, consultant or key employee of the Company or any of its subsidiaries whose termination, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, has terminated or, to the knowledge of the Company, has any present intention of terminating his or her employment or engagement with the Company or any of its subsidiaries.

         (ff) Use of Proceeds. The proceeds from the sale of the Units will be used by the Company and its subsidiaries for working capital and general corporate purposes.

         (gg) Investment Company Act. The Company is not, and as a result of and immediately upon Closing will not be, an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

         (hh) Acknowledgment Regarding Purchaser's Purchase of Units. The Company acknowledges that the Purchaser is acting solely in the capacity of arm's length purchaser with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Purchaser or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Purchaser's purchase of the Units.

         (ii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction has been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

         (jj) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority has been commenced, and, to the knowledge of the Company, no investigation by any governmental authority has been threatened, against the Company, or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

         (kk) Trustee Under Trust Indenture. CIBC Mellon Trust Company, at its office in Toronto, has been duly appointed as the transfer agent and registrar for the Common Shares and the Trustee under the Trust Indenture.

         Section 3.2 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the
Company:

         (a) Organization and Standing of the Purchaser. The Purchaser is a company duly organized, validly existing and in good standing under the laws of the Territory of the

British Virgin Islands. The head office of the Purchaser is in the Territory of the British Virgin Islands.

         (b) Authorization and Power. The Purchaser has the requisite corporate power and authority to enter into and perform this Agreement and to purchase the Units in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Purchaser, its Board of Directors or shareholders is required. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and other equitable principles of general application and subject to the qualification that rights of indemnity and contribution provided for herein may be limited under applicable law.

         (c) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not (i) result in a violation of the Purchaser's charter documents or by-laws or (ii) result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Purchaser or its properties, except for such violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Purchaser to enter into and perform its obligations under this Agreement in any material respect. The Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Units in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

         (d) Information. The Purchaser and its advisors, if any, have been furnished with copies of the Prospectus and the U.S. Prospectus and all other materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Units which have been requested by the Purchaser. The Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Units. The Purchaser acknowledges that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

         (e) U.S. Person. The Purchaser is not a U.S. Person as defined under Regulation S made under the 1933 Act.

         (f) Insider Status. The Purchaser is not an "insider" of the Company as defined under Ontario securities law.

                                   ARTICLE IV
                         Covenants, Condition and Waiver

         Section 4.1 Covenant of the Company and Condition of Closing. The Company agrees with the Purchaser that the Company shall have filed a prospectus supplement to its Prospectus and U.S. Prospectus describing, qualifying and registering the distribution of the Units, as applicable, on or before the Closing Date and shall concurrently deliver such prospectus supplement to the Purchaser. Such filing shall be a condition of Closing hereunder.

         Section 4.2 Share Issuance. In no event will the Company be obligated to issue such number of Common Shares pursuant to this Agreement and the common share purchase agreement dated September 14, 2005 between the Company and the Purchaser which, in the aggregate, would be more than 38,619,205 Common Shares, which is 19.9% of the outstanding Common Shares on August 31, 2005, unless the approval of the Company's shareholders and AMEX is obtained prior to issuance.

         Section 4.3 Waiver. The Purchaser hereby waives any rights that it may have under Section 71(2) of the Securities Act (Ontario).

                                   ARTICLE V
                             [Intentionally Deleted]

                                   ARTICLE VI
                                 Indemnification

         Section 6.1       General Indemnity.

         (a) Indemnification by the Company. The Company will indemnify and hold harmless the Purchaser, each of its directors, fund managers and officers, and each person, if any, who controls the Purchaser within the meaning of the Securities Act (Ontario) from and against any losses, claims, damages, liabilities and expenses (including reasonable costs of defense and investigation and all reasonable attorneys' fees) to which the Purchaser, each of its directors, fund managers and officers, and each person, if any, who controls the Purchaser may become subject, insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained, or incorporated by reference, in the Prospectus, as amended and supplemented, or the Registration Statement relating to Units being sold to the Purchaser (including any prospectus supplement filed in connection with the transactions contemplated hereunder) (the "Prospectus Supplement"), or
(ii) the omission or alleged omission to state in the Prospectus or the Registration Statement or any document incorporated by reference in the Prospectus or the Registration Statement, a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that the Company shall not be liable under this Section 6.1(a) to the extent that a court of competent jurisdiction shall have determined by a final judgment (with no appeals available) that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act, undertaken or omitted to be taken by the Purchaser or such person through its bad faith or willful misconduct; and provided, that the foregoing indemnity shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Purchaser expressly for use in the Prospectus or the Registration Statement, any preliminary prospectus or the U.S. Prospectus (or any amendment or supplement thereto or document incorporated by reference therein).

         The Company will reimburse the Purchaser and each such controlling person promptly upon demand for any legal or other costs or expenses reasonably incurred by the Purchaser or any controlling person in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding, except that the Company will not be liable to the extent a claim or action which results in a loss, claim, damage, liability or expense arises out of, or is based upon, an untrue statement, alleged untrue statement, omission or alleged omission, included in any Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or any amendment or supplement thereto or document incorporated by reference therein made in reliance upon, and in conformity with, written information furnished by the Purchaser to the Company for inclusion in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement.

         (b) Indemnification by the Purchaser. The Purchaser will indemnify and hold harmless the Company, each of its directors and officers, and each person, if any, who controls the Company within the meaning of the Securities Act (Ontario) from and against any expenses (including reasonable costs of defense and investigation and all attorneys' fees) to which the Company and each director, officer and person, if any, who controls the Company may become subject, insofar as such losses, claims, damages, liabilities and expenses (or actions in respect thereof) arise out of or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or any amendment or supplement thereto or document incorporated by reference therein or (ii) the omission or alleged omission to state in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or any amendment or supplement thereto or document incorporated by reference therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, the untrue statement, alleged untrue statement, omission or alleged omission was made in reliance upon, and in conformity with, written information furnished by the Purchaser to the Company for inclusion in the Prospectus, Registration Statement, U.S. Prospectus or Prospectus Supplement or an amendment or supplement thereto, and the Purchaser will reimburse the Company and each such director, officer or controlling person promptly upon demand for any legal or other costs or expenses reasonably incurred by the Company or the other person in investigating, defending against, or preparing to defend against any such claim, action, suit or proceeding.

         Section 6.2 Indemnification Procedures. Promptly after a person receives notice of a claim or the commencement of an action for which the person intends to seek indemnification under paragraph (a) or (b) of Section 6.1, the person will notify the indemnifying party in writing of the claim or commencement of the action, suit or proceeding, but failure to notify the indemnifying party will not relieve the indemnifying party from liability under paragraph (a) or (b) of Section 6.1, except to the extent it has been materially prejudiced by the failure to give notice. The indemnifying party will be entitled to participate in the defense of any claim, action, suit or proceeding as to which indemnification is being sought, and if the indemnifying party acknowledges in writing the obligation to indemnify the party against whom the claim or action is brought, the indemnifying party may (but will not be required to) assume the defense against the claim, action, suit or proceeding with counsel satisfactory to it. After an indemnifying party notifies an indemnified party that the indemnifying party wishes to assume the defense of a claim, action, suit or proceeding the indemnifying party will not be liable for any legal or other expenses incurred by the indemnified party in connection with the defense against the claim, action, suit or proceeding except that if, in the opinion of counsel to the indemnifying party, one or more of the indemnified parties should be separately represented in connection with a claim, action, suit or proceeding the indemnifying party will pay the reasonable fees and expenses of one separate counsel for the indemnified parties. Each indemnified party, as a condition to receiving indemnification as provided in Paragraph (a) or (b) or Section 6.1, will cooperate in all reasonable respects with the indemnifying party in the defense of any action or claim as to which indemnification is sought. No indemnifying party will be liable for any settlement of any action effected without its prior written consent. No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of a pending or threatened action with respect to which an indemnified party is, or is informed that it may be, made a party and for which it would be entitled to indemnification, unless the settlement includes an unconditional release of the indemnified party from all liability and claims which are the subject matter of the pending or threatened action.

         If for any reason the indemnification provided for in this Agreement is not available to, or is not sufficient to hold harmless, an indemnified party in respect of any loss or liability referred to in paragraph (a) or (b) of Section 6.1, each indemnifying party will, in lieu of indemnifying the indemnified party, contribute to the amount paid or payable by the indemnified party as a result of the loss or liability, (i) in the proportion which is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and by the indemnified party on the other from the sale of securities which is the subject of the claim, action, suit or proceeding which resulted in the loss or liability or (ii) if that allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits of the sale of securities, but also the relative fault of the indemnifying party and the indemnified party with respect to the statements or omissions which are the subject of the claim, action, suit or proceeding that resulted in the loss or liability, as well as any other relevant equitable considerations.

                                   ARTICLE VII
                                  Miscellaneous

         Section 7.1       Fees and Expenses.

         (a) The Company shall pay all reasonable fees and expenses related to the transactions contemplated by this Agreement. The Company shall pay at the Closing all reasonable attorneys' fees and expenses incurred by Innerkip Capital Management Inc. in connection with the preparation, negotiation, execution and delivery of this Agreement, the filing by the Company of the Prospectus, Registration Statement and U.S. Prospectus and any Prospectus Supplement and shall provide the Company with applicable accounts or invoices for such fees and expenses.

         (b) At the closing, the Company shall pay $200,000 to the Purchaser and $200,000 to MGI Securities Inc., a company registered with the Commission as a broker and investment dealer.

         Section 7.2       Specific Enforcement, Consent to Jurisdiction.

         (a) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

         (b) Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the courts of the Province of Ontario for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

         Section 7.3 Entire Agreement; Amendment. This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

         Section 7.4 Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery, by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:


If to the Company:                     Crystallex International Corporation
                                       18 King Street East, Suite 1210
                                       Toronto, Ontario
                                       M5C 1C4
                                       Tel. No.: (416) 203-2448 Fax No.: (416)
                                       203-0099 Attention: Chief Financial
                                       Officer

with a copy to:                        McMillan Binch Mendelsohn LLP
                                       BCE Place, Suite 4400
                                       Bay Wellington Tower
                                       181 Bay Street
                                       Toronto, Ontario
                                       M5J 2T3
                                       Tel. No.: (416) 865-7910
                                       Fax No.: (416) 865-7048
                                       Attention: Sean Farrell

If to the Purchaser:                   Azimuth Opportunity, Ltd.
                                       c/o Hedge Fund Services (BVI) Limited
                                       James Frett Building
                                       P.O. Box 761
                                       Wickhams Cay 1
                                       Road Town, Tortola
                                       British Virgin Islands
                                       Tel. No:  (284) 494-6046
                                       Fax No.:  (284) 494-6898
                                       Attention:  Anthony L.M. Inder Rieden

with a copy to:                        Innerkip Capital Management Inc.
                                       50th Floor, Commerce Court West
                                       Toronto, Ontario   M5L 1E2
                                       Canada
                                       Tel No.: 416-504-3503
                                       Fax No.: 416-504-3200
                                       Attention:  Barry Foster

and with a copy to:                    Blake, Cassels & Graydon LLP
                                       Box 25 Commerce Court West
                                       199 Bay Street, Suite 2800
                                       Toronto, Ontario M5L 1A9
                                       Canada
                                       Tel. No.: 416-863-2226

                                       Fax No.: 416-863-2653
                                       Attention:  Pamela Hughes

         Any party hereto may from time to time change its address for notices by giving at least 10 days' written notice of such changed address to the other party hereto.

         Section 7.5 Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

         Section  7.6       Headings.   The  article,  section  and  subsection
headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

         Section 7.7 Successors and Assigns. The Purchaser may not assign this Agreement to any person other than an affiliate without the prior written consent of the Company, which consent will not be unreasonably withheld. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. The parties hereto may not amend this Agreement or any rights or obligations hereunder without the prior written consent of the Company and the Purchaser. After Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.

         Section 7.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without giving effect to the choice of law provisions.

         Section 7.9 Survival. The representations and warranties of the Company and the Purchaser contained in Article III and the covenants contained in Article IV, Article VI and Article VII of this Agreement shall survive the execution and delivery hereof, the Closing hereunder and the purchase and sale of the Units hereunder for a period of three years.

         Section 7.10 Counterparts. This Agreement may be executed in two counterparts, both of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other party hereto, it being understood that both parties need not sign the same counterpart. In the event any signature is delivered by facsimile transmission, the party using such means of delivery shall cause two additional executed signature pages to be physically delivered to the other party within five days of the execution and delivery hereof.

         Section 7.11 Publicity. Neither party shall issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement without the prior written consent of the other. Notwithstanding the foregoing, if the Company is required by law or regulation, including, but not limited to, Ontario securities law, to issue a press release or otherwise make a public statement or announcement with respect to this Agreement or the transaction contemplated hereby prior to or after the Closing, the Company may make such press release or other disclosure but shall consult with the Purchaser on the form and substance of such press release or other disclosure before it does so.

         Section 7.12 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

         Section 7.13 Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or the Company, each of the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.


                                            CRYSTALLEX INTERNATIONAL
                                            CORPORATION


                                            By: /s/ J.T. BRUCE
                                                ----------------------------
                                                Name:  J.T. Bruce
                                                Title: President and CEO


                                            AZIMUTH OPPORTUNITY, LTD.


                                            By: /s/ DEIRDRE M. MCCOY
                                                ----------------------------
                                                Name:  Deirdre M. McCoy
                                                Title: Director

                                    EXHIBIT A


              THIS WARRANT SHALL EXPIRE AND BE OF NO FURTHER LEGAL
            EFFECT UNLESS EXERCISED WITHIN THE TIME HEREIN PROVIDED


                      CRYSTALLEX INTERNATIONAL CORPORATION

                       (Existing under the laws of Canada)

September 14, 2005

                                     WARRANT

                    FOR THE PURCHASE OF 450,000 COMMON SHARES

         THIS CERTIFIES THAT for value received Azimuth Opportunity, Ltd., c/o Hedge Fund Services (BVI) Limited, James Frett Building, P.O. Box 761, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, is entitled to purchase from Crystallex International Corporation (the "Company") up to 450,000 fully paid and non-assessable common shares (the "Common Shares") in the capital of the Company, subject to adjustment as set out herein at a price (in Canadian funds) per Common Share equal to $3.19 (the "Exercise Price"), subject to adjustment as hereinafter referred to, upon the terms and conditions hereinafter set forth.

         Certain capitalized terms used herein without definition have the meanings given to them in a unit purchase agreement dated September 14, 2005 between the Company and Azimuth Opportunity, Ltd.

1. Exercise of Warrant. The rights represented by this Warrant may be exercised by the holder hereof, in whole or in part (but not as to a fractional Common Share) from time to time commencing at 9:00 a.m. (Toronto time) on September 14, 2005 and expiring at 5:00 p.m. (Toronto time) on September 13, 2006 (the "Time of Expiry"), by the surrender of this Warrant, with the attached subscription form duly executed, at the principal office of the Company at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4, and upon payment to it, by certified cheque, electronic funds transfer or wire transfer in immediately available funds, of the Exercise Price for the number of Common Shares in respect of which this Warrant is being exercised. The Company agrees that the Common Shares subscribed for and purchased upon exercise of this Warrant shall be and be deemed to be issued to the holder hereof as the registered owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares. Certificates for the Common Shares so purchased shall be delivered to the holder hereof within a reasonable time, not exceeding five days, after the rights represented by this Warrant shall have been so exercised and a new Warrant representing the right to purchase such number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the holder hereof within such time. The Company shall, upon request, provide such account details and other information necessary for the holder of this Warrant to provide payment of the Exercise Price by electronic funds transfer or wire transfer.

2.          Covenants of the Company. The Company hereby agrees as follows:

     (a) It will at all times maintain its corporate existence and carry on and conduct its business, and cause its subsidiaries to maintain their respective existence and carry on and conduct their respective businesses, in accordance with good business practice.

     (b) It will use commercially reasonable efforts to maintain its status as a reporting issuer not in default under securities legislation in the Province of Ontario, and to not be in default in any material respect of the applicable requirements of securities legislation in the Province of Ontario or the United States. The Company will use commercially reasonable efforts to take all action necessary to cause its Common Shares to continue to be registered under Section 12(b) or 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), and comply with its reporting and filing obligations under the 1934 Act, and will use commercially reasonable efforts not to take any action or file any document (whether or not permitted by the U.S. Securities Act of 1933, as amended (the "1933 Act")) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the 1933 Act or 1934 Act, except as permitted herein.

     (c) If, in the opinion of counsel, any instrument is required to be filed with or any permission, order or ruling is required to be obtained from any applicable securities regulatory authority or any other step is required under applicable securities laws before any Common Shares, securities or other property that a holder of this Warrant is entitled to receive upon exercise hereof may properly and legally be issued or delivered upon exercise of this Warrant, the Company shall take all such action, at its expense, as is required.

     (d) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of its Common Shares to provide for the exercise of the rights represented by this Warrant.

     (e) It will cause all shares which may be issued upon the exercise of the rights represented by this Warrant to, upon issuance, be validly issued, fully paid and non-assessable and free from any and all taxes, liens and charges with respect to the issue thereof.

     (f) It will use commercially reasonable efforts to maintain the listing of the Common Shares on the Toronto Stock Exchange (the "TSX") and the American Stock Exchange ("AMEX") or an Alternate Market and to ensure that the Common Shares issuable upon exercise hereof will be listed and posted for trading, or quoted, on such exchanges or markets immediately following their issue.

     (g) It will give such notice of, and make such filings with respect to, the issue of Common Shares (or other securities or property) pursuant to the exercise of this Warrant, as may be required, to the TSX, AMEX, any Alternate Market and any securities regulatory authority.

     (h) The Company shall take all necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Common Shares to the Purchaser upon the exercise of the Warrants and the first trade of the Common Shares without any "hold period" applying under applicable securities laws, provided the conditions of Section 2.10 of Multilateral Instrument 45-102 - Resale of Securities are met.

For the purposes hereof, "Alternate Market" shall mean the Nasdaq National Market, Nasdaq Small Cap Market, New York Stock Exchange, London Stock Exchange, Alternative Investment Market (AIM) of the London Stock Exchange, or such other stock exchange or market as is acceptable to the Holder.

3. Expiration. All rights hereunder in respect of which the right of subscription and purchase herein provided for have not been exercised on or before the Time of Expiry shall wholly cease and determine immediately following the Time of Expiry.

4. Adjustment of Rights. The rights of subscription and purchase herein are, however, subject to the following:

     (a) If there is a reclassification of the Common Shares at any time outstanding (other than any subdivision or consolidation of Common Shares into a greater or lesser number of Common Shares) or a change of the Common Shares into other shares or securities, or in case of a Corporate Reorganization (as defined below) of the Corporation (other than a Corporate Reorganization which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares or securities), and if the holder of this Warrant has not exercised its right of purchase prior to the effective date of such reclassification, change or Corporate Reorganization, upon the exercise of such right, the holder of this Warrant shall be entitled to receive, and shall accept in lieu of the number of Common Shares then subscribed for but for the same aggregate consideration payable therefor, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change or Corporate Reorganization if, on the effective date thereof, it had been the registered holder of the number of Common Shares subscribed for. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this paragraph with respect to the rights and interests thereafter of the holder of this Warrant to the end that the provisions set forth in this paragraph shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon subscription by the holder of this Warrant. Any such adjustments shall be made by and set forth in a supplemental Warrant approved by the board of directors of the Company and must be acceptable to the holder.

     (b) If and whenever the Company shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares; or (iii) issue any Common Shares of the
            Company  (or   securities   convertible   into  or   exercisable  or
            exchangeable for Common Shares) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution on its Common Shares (each of the events described in (i), (ii) and (iii) being a "Common Share Reorganization") the number of Common Shares which may be acquired pursuant to this Warrant in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a stock dividend or other distribution, as the case may be, shall be increased, in the case of the events referred to in (i) and (iii) above, in the proportion which the number of Common Shares outstanding before such subdivision, redivision or dividend or distribution bears to the number of Common Shares outstanding after such subdivision, redivision or dividend or distribution (including, in the case where securities convertible into or exercisable or exchangeable for Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been converted into or exercised or exchanged for Common Shares on such effective date or record date), or shall be decreased, in the case of the event referred to in (ii) above, in the proportion which the number of Common Shares outstanding before such reduction, combination or consolidation bears to the number of Common Shares outstanding after such reduction, combination or consolidation. Any such issue of Common Shares by way of a stock dividend or other distribution shall be deemed to have been made on the record date fixed for such stock dividend or other distribution for the purpose of calculating the number of outstanding Common Shares under this paragraph.

     (c) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the issuance of rights, options or warrants (other than options or warrants issued pursuant to any stock option plan in force at the date hereof for directors, officers, employees or consultants of the Company) to all or substantially all the holders of the outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exercisable or exchangeable for Common Shares) at a price per share (or having a conversion, exercise or exchange price per share) less than 95% of the Current Market Price, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date, or the date of such agreement, by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date, or the date of such agreement, plus the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion, exercise or exchange price of the convertible, exercisable or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date, or the date of such agreement, plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible, exercisable or exchangeable securities so offered are convertible, exercisable or exchangeable); and Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed or such an agreement is entered into; to the extent that any rights, options or warrants are not so issued or any such rights, options or warrants are not converted, exercised or exchanged prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon the number and aggregate price of Common Shares (or securities convertible into or exercisable or exchangeable for Common Shares) actually issued upon the conversion, exercise or exchange of such rights, options or warrants, as the case may be. "Current Market Price", as at any date when Current Market Price is to be determined, shall mean the weighted average price per share at which the Common Shares have traded (i) on the TSX; (ii) if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Directors, acting reasonably; or
            (iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market; during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the second trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold, or if the Common Shares are not traded on any recognized market or exchange, a price determined by the directors of the Company, acting reasonably.

     (d) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

               (i) securities of any class other than Common Shares, whether of the Company or any other corporation;

               (ii)   evidences of its indebtedness; or

               (iii)  other property or assets;

            then, and in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the directors of the Company, acting reasonably) of such shares, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date has not been fixed or to the Exercise Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed, as the case may be.

     (e) The adjustments provided for in this paragraph 4 are cumulative. After any adjustment pursuant to this paragraph, the term "Common Shares" or "shares" where used in this Warrant shall be interpreted to mean the Common Shares or shares or other securities or property which, as a result of all previous adjustments pursuant to this paragraph, the holder hereof would have been entitled to receive upon the exercise of this Warrant, and the number of Common Shares indicated in any subscription made pursuant to this Warrant shall be interpreted to mean the number of Common Shares or shares or other securities or property which, as a result of all previous adjustments pursuant to this paragraph, the holder hereof would have been entitled to receive upon the full application of this paragraph 4.

     (f) If a Common Share Reorganization shall occur which results in an adjustment in the number of Common Shares which may be acquired pursuant to this Warrant pursuant to the provisions of this paragraph 4 prior to the Time of Expiry (in respect of the Exercise Price), the Exercise Price shall be adjusted as of the effective date or record date, as the case may be, at which the holders of Common Shares are determined for the purpose of such Common Share Reorganization by multiplying the Exercise Price in effect immediately  prior  to  such  effective  date  or  record  date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities convertible into or exercisable or exchangeable for Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been converted into or exercised or exchanged for Common Shares on such effective date or record date).

     (g) Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies or stock exchanges having jurisdiction in respect thereof.

     (h) For the purposes of this paragraph 4 "Corporate Reorganization" means, in respect of a corporation, any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person, whether by way of arrangement, reorganization, consolidation, amalgamation, merger, continuance under any other jurisdiction of incorporation or otherwise.

5.          Additional Requirements Relating to Adjustment of Rights.

     (a) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Exercise Price, or the number of Common Shares or other shares, securities or property which at the time would be received upon exercise of this Warrant, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the holder of this Warrant, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Exercise Price at the time in effect and (iii) the number of Common Shares and the amount, if any, of shares, securities or other property which at the time would be received upon the exercise of this Warrant.

     (b)    Notice of Corporate Action. If at any time:

            (i) the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of any class or any other securities or property, or to receive any other right, or

            (ii) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

            (iii) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

            then, in any one or more of such cases, the Company shall give to the holder of this Warrant (i) prior written notice of the record date selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up at the same time as it publicly announces or otherwise provides notice to its shareholders of such record date, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, prior written notice of the date when the same shall take place at the same time as it publicly announces or otherwise provides notice to its shareholders of such date. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Shares shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to the holder at the last address of the holder appearing on the register required to be maintained hereunder.

     (c) No Impairment. The Company shall not by any action, including, without limitation, amending its articles of continuance or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the holder against impairment. Without limiting the generality of the foregoing, the Company will (i) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant, and (ii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form reasonably satisfactory to the holder, the continuing validity of this Warrant and the obligations of the Company hereunder.

6. Authorized Shares. As a condition precedent to the taking of any action which would require an adjustment pursuant to paragraph 4 of this Warrant, the Company shall take any corporate action which may be necessary in order that the Company has issued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable, all of the shares which the holder of this Warrant is entitled to receive on the full exercise hereof.

7. No Fractional Common Shares. The Company shall not be required to issue fractional Common Shares in satisfaction of its obligations hereunder. If any fractional interest in a Common Share would, except for the provisions of this paragraph 7, be deliverable upon the exercise of this Warrant, the Company shall in lieu of delivering the fractional Common Shares therefor satisfy the right to receive such fractional interest by payment to the holder of this Warrant of an amount in cash equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price at the date of exercise of this Warrant.

8. Warrantholder Not a Shareholder. Nothing herein shall be construed as conferring upon the holder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends or other distributions.

9.           The Register. The Company shall keep:

         (a) at the principal office of the Company, a register of holders of this Warrant or any portion hereof in which shall be entered in alphabetical order the names and addresses of the holders and particulars of the Warrants held by them; and

         (b) at the principal office of the Company, a register of transfers in which all transfers of this Warrant or any portion hereof and the date and other particulars of each transfer shall be entered.

10. Transfer of Warrant. Subject to the following provisions of this paragraph 10 and applicable law, this Warrant and/or any portion of the rights to subscribe for and purchase Common Shares hereunder may be transferred by the holder. No transfer of this Warrant or any portion of the rights hereunder will be valid unless duly entered on the appropriate register of transfers, upon the surrender to the Company of this Warrant, duly endorsed by, or accompanied by a written instrument of transfer in a form satisfactory to the Company executed by the registered holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Company, and upon compliance with all applicable securities laws and such other reasonable requirements as the Company may prescribe, such transfer will be duly recorded by the Company on the applicable registers.

11. Exchange of Warrant. This Warrant is exchangeable, upon the surrender hereof by the holder hereof at the principal office of the Company, for new warrants of like tenor representing in the aggregate the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder, each such new warrant to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by such holder hereof at the time of such surrender. In the event that this Warrant is exercised for less than the maximum number of Common Shares which may be purchased hereunder, at the time of and as a condition to the obligation of the Company to deliver the certificates representing the Common Shares, the holder hereof shall surrender this Warrant and the Company shall issue a new warrant to represent the right to subscribe for the remaining number of Common Shares calculated in accordance with the provisions hereof.

12. Mutilated or Missing Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery of a bond or indemnity satisfactory to the Company, or, in the case of any such mutilation, upon surrender or cancellation of this Warrant, the Company will issue to the holder hereof a new warrant of like tenor, in lieu of this Warrant, representing the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder.

13. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

         IN WITNESS WHEREOF the Company has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated as of the ____ day of September, 2005.


                                        CRYSTALLEX INTERNATIONAL
                                        CORPORATION


                                        By:
                                                  -----------------------------
                                        Name:
                                        Title:

                                SUBSCRIPTION FORM

TO:               Crystallex International Corporation
                  18 King Street East, Suite 1210
                  Toronto, Ontario
                  M5C 1C4

         The undersigned holder of the within Warrant hereby subscribes for Common Shares of Crystallex International Corporation (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the provisions of the Warrant) pursuant to the within Warrant at a price of $____________ per Common Share (or the adjusted dollar amount per share at which the undersigned is entitled to purchase such shares under the provisions of the Warrant) on the terms specified in the said Warrant certificate and encloses herewith a certified cheque, bank draft or money order or has transmitted good same day funds by electronic funds transfer, wire transfer or other similar transfer, in lawful money of Canada, payable to or to the order of Crystallex International Corporation in payment of the aggregate exercise price.

         The undersigned hereby directs that the said Common Shares subscribed for (or other applicable shares, securities or property) be issued and delivered as follows:

----------------------- --------------------------- ----------------------------
Name(s) in full         Address(es)                 Number(s) of Common Shares
                        (Include Postal Code)
----------------------- --------------------------- ----------------------------

----------------------- --------------------------- ----------------------------
                                                    TOTAL
----------------------- --------------------------- ----------------------------

(Please print the full name in which share certificates are to be issued. If any of the Common Shares (or other securities or property) are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay all requisite taxes or other governmental charges.)


         Dated this                 day of                              , 200  .
                    ----------------        ----------------------------     --


                                                 [Name of Warrantholder:]
                                                 ----------------------------

                                                 ----------------------------
                                                 Signature

                                    EXHIBIT B
                         TO THE UNIT PURCHASE AGREEMENT


                    OPINION OF MCMILLAN BINCH MENDELSOHN LLP

1. The Company is a corporation validly existing under the laws of Canada. The Company has the corporate power and capacity to own and operate its properties and assets and to carry on its business as it is currently being conducted.

2. The Company has the corporate power and capacity to enter into and perform its obligations under the Agreement and to issue, sell and deliver the Notes, Shares and Warrants comprising the Units. All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Agreement and the performance by it of its obligations thereunder.

3. The Company has the corporate power and capacity to enter into and perform its obligations under the Trust Indenture and the Second Supplemental Trust Indenture. All necessary corporate action has been taken by the Company to authorize the issuance of the Notes and the execution and delivery of the Trust Indenture and the Second Supplemental Trust Indenture by the Company and the performance by it of its obligations thereunder.

4. The Agreement has been duly authorized, executed and delivered by the Company and the Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

5. Each of the Trust Indenture, the Second Supplemental Trust Indenture, the certificate evidencing the Notes and the certificate evidencing the Warrants has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms and the holders of the Notes are entitled to the benefit of the Trust Indenture, as supplemented by the Second Supplemental Trust Indenture.

6. The issuance of the Shares and the Warrants is not subject to preemptive rights under the Company's Charter or By-Laws.

7. The Notes have been issued (assuming that the Notes have been duly certified by the Trustee pursuant to the Trust Indenture).

8. The Shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares in the capital of the Company.

9. The Warrants have been duly authorized and have been validly created and issued.

10. The Underlying Shares have been duly authorized and, when delivered against payment in full upon exercise of the Warrants in accordance with the terms thereof, will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company.

11. The TSX has conditionally approved the listing of the Shares and the Underlying Shares.

12. The Company is a reporting issuer in the Province of Ontario and is not on the list of reporting issuers in default maintained by the Ontario Securities Commission.

13. The execution, delivery and performance of and compliance with the terms of the Agreement, the Trust Indenture, the Second Supplemental Trust Indenture and the Warrants and the consummation by the Company of the transactions contemplated thereby (i) do not conflict with or violate any provision of the Company's Charter or By-Laws, or (ii) breach or violate any existing applicable statute, rule or regulation of the Province of Ontario (including Ontario securities law) or of Canada.

14. A receipt has been issued for the Prospectus and all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained under Ontario securities law to permit the Notes, Shares and Warrants comprising the Units to be offered, sold and delivered to the Purchaser.

15. The issuance of the Underlying Shares by the Company on the exercise of the Warrants by the Purchaser will be exempt from the prospectus and registration requirements of the Securities Act (Ontario) and, subject to compliance with the conditions contained in Section 2.10 of Multilateral Instrument 45-102 - Resale of Securities, no other documents will be required to be filed, or proceedings taken, or approvals obtained to permit a holder of such Underlying Shares to trade such securities in Ontario either through registrants, brokers or dealers registered under Ontario securities law who comply with the terms and conditions of their registration or in circumstances where there is an exemption from the registration requirements of Ontario securities law.

                                    EXHIBIT C
                         TO THE UNIT PURCHASE AGREEMENT

               OPINION OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP



1. Pursuant to Rule 467(a) under the 1933 Act the Registration Statement has become effective and such counsel has been orally advised by the SEC that no stop order suspending the effectiveness of the Registration Statement has been issued.

2. No Governmental Approval, which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required for, the execution or delivery of the Purchase Agreement by the Company or the consummation by the Company of the transactions contemplated thereby.

For purposes of this opinion, the following terms shall be defined as:

(i) "Applicable Laws" means those laws, rules and regulations of the United States of America, in each case that, in such counsel's experience, are normally applicable to transactions of the type contemplated by the Purchase Agreement (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; and

(ii) "Governmental Approval" means any consent, approval, license, authorization or validation of, or filing, qualification or registration with, any Governmental Authority required to be made or obtained by the Company pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing, qualification or registration that may have become applicable as a result of the involvement of any party (other than the Company) in the transactions contemplated by the Purchase Agreement or because of such parties' legal or regulatory status or because of any other facts specifically pertaining to such parties.

(iii) "Governmental Authority" means any court, regulatory body, administrative agency or governmental body of the United States of America having jurisdiction over the Company under Applicable Laws.

                                    EXHIBIT D
                         TO THE UNIT PURCHASE AGREEMENT

                             SECRETARY'S CERTIFICATE

                               September 14, 2005

         The undersigned, Daniel R. Ross, Secretary of Crystallex International Corporation, a corporation continued under the laws of Canada (the "Company"), delivers this certificate in connection with the issuance and sale of Units consisting of senior unsecured notes, Common Shares of the Company and Common Share purchase warrants of the Company for an aggregate purchase price of $10,000,000 to Azimuth Opportunity, Ltd. (the "Purchaser") pursuant to the Unit Purchase Agreement dated September 14, 2005 (the "Agreement") between the Company and the Purchaser, and hereby certifies on the date hereof that:

         1. Attached hereto as Exhibit A is a true, complete and correct copy of the Articles of Continuance of the Company as in full force and effect on the date hereof. The Articles of Continuance of the Company have not been further amended or restated, and no document with respect to any amendment to the Articles of Continuance of the Company has been filed since a Certificate of Amendment dated October 30, 2003, a copy of which is attached as part of Exhibit A, and no action has been taken by the Company in contemplation of any such amendment or the dissolution, merger or consolidation of the Company.

         2. Attached hereto as Exhibit B is a true and complete copy of the by-laws of the Company, as amended and restated, and as in full force and effect on, the date hereof, and no proposal for any amendment, repeal or other modification to the by-laws of the Company has been taken or is currently pending before the board of directors or shareholders of the Company.

         3. Attached hereto as Exhibit C is a true and correct copy of all written actions and resolutions of the board of directors (including any committees thereof) of the Company relating to the transactions contemplated by the Agreement; said actions and resolutions have not been amended, rescinded or modified since their adoption and remain in full force and effect as of the date hereof; said actions and resolutions are the only resolutions adopted by the board of directors of the Company, or any committee thereof, pertaining to (A) the offering of the Units to be sold by the Company pursuant to the Agreement,
(B) the execution and delivery of the Agreement and (C) all other transactions in connection with the foregoing.

         4. Each person who, as an officer of the Company, or as attorney-in-fact of an officer of the Company, signed (A) the Agreement, (B) the Prospectus, (C) the Registration Statement, (D) the U.S. Prospectus, (E) the Trust Indenture, Second Supplemental Trust Indenture and Warrant certificate and
(F) any other document delivered prior hereto or on the date hereof in connection with the transactions contemplated by the Agreement, was duly elected, qualified and acting as such officer or duly appointed and acting as such attorney-in-fact, and the signature of each such person appearing on any such document is his genuine signature.

         5. The Agreement as executed and delivered on behalf of the Company has been approved by the Company.

         6. The actions, resolutions and other records of the Company relating to all of the proceedings of the shareholders of the Company, the board of directors of the Company and any committees thereof, and other Company documentation, made available to the Purchaser and its counsel are the true, correct and complete copies thereof.

         Capitalized terms used but not defined herein have the meanings given to them in the Agreement.

         IN WITNESS WHEREOF, I have signed my name as of the date first above written.



                                       By:
                                          --------------------------------------
                                          Name:  Daniel R. Ross
                                          Title: Executive Vice President and
                                                 Corporate Counsel and Secretary


          I, Todd Bruce, President and Chief Executive Officer of Crystallex International Corporation, do hereby certify that Daniel R. Ross is the duly elected, qualified and acting Executive Vice President and Corporate Counsel and Secretary of the above mentioned company, and that the signature set forth above is his true and genuine signature.


         IN WITNESS WHEREOF, I have hereunto signed my name as of the date first above written.


                                       By:
                                          ------------------------------------
                                          Name:  Todd Bruce
                                          Title: President and Chief Executive
                                                 Officer

                              DISCLOSURE SCHEDULES
                     RELATING TO THE UNIT PURCHASE AGREEMENT
                         DATED AS OF SEPTEMBER 14, 2005
                BETWEEN CRYSTALLEX INTERNATIONAL CORPORATION AND
                            AZIMUTH OPPORTUNITY, LTD.


         ALL SECTION AND SUBSECTION NUMBERS AND LETTERS RELATE AND COINCIDE TO SUCH NUMBERS AND LETTERS AS SET FORTH IN THE UNIT PURCHASE AGREEMENT REFERRED TO ABOVE (THE "AGREEMENT"). ANY TERMS REQUIRING DEFINITION HEREIN ARE DEFINED IN THE AGREEMENT.

         ALL REPRESENTATIONS AND WARRANTIES SET FORTH IN THE AGREEMENT ARE MODIFIED IN THEIR ENTIRETY BY THESE DISCLOSURE SCHEDULES. THE DISCLOSURES CONTAINED IN THESE DISCLOSURE SCHEDULES SHALL BE READ IN THEIR ENTIRETY, AND ALL THE DISCLOSURES SHALL BE READ TOGETHER.

                                 SCHEDULE 3.1(c)
                             Convertible Securities



CRYSTALLEX INTERNATIONAL CORPORATION
August 31, 2005
-------------------------------------------------------------------------------------------------------------------------
                                 Common Share                                                               Common Share
   Summary of common              Purchase                                          #                         Purchase
    share purchase                Warrants    Expiry     Date of     Exercise    Warrants     Exercise        Warrants
 warrants outstanding             Issued       Date     Granting       Price     Exercised      Date        Outstanding
-------------------------------------------------------------------------------------------------------------------------


$US priced warrants
-------------------

12,800,000 Special warrants @US$2.20
------------------------------------
Private placement               6,400,000    8-Sep-06     8-Sep-03     $  2.75    125,000      16-Apr-04
                                                                                  500,000      1-Feb-05       5,775,000

4,545,455 Special warrants @US$2.20
-----------------------------------
Private placement               2,272,727   29-Dec-05    29-Aug-03     $  2.75                                2,272,727

500,000 Warrants @US$2.00 (relating to Las Cristinas)
-----------------------------------------------------
BNP Parabis - Conditional on      500,000    7-Apr-07     7-Apr-03     $  2.00                                  500,000
financing

500,000 Warrants @US$1.75 (relating to Las Cristinas)
-----------------------------------------------------
BNP Parabis                       500,000    7-Apr-07     7-Apr-03     $  1.75                                  500,000

492,008 Convertible Note Warrants @US$2.82
------------------------------------------
Private placement                 492,008   23-Sep-05    23-Sep-02     $  2.82                                  492,008
                               ----------                                        ---------                   ----------
  Subtotal - $US priced
     warrants                  10,164,735                                         625,000                     9,539,735
                               ----------                                        ---------                   ----------

$Can priced warrants
--------------------

400,000 Warrants @Cdn$3.34
Orion Securities                  400,000   20-Nov-05    21-Nov-03     $  3.34          -                       400,000
                               ----------                                        ----------                   ----------
----------------------------------------------------------------------------------------------------------------------------
Total common share purchase
warrants outstanding -
August 31, 2005                10,564,735                                         625,000                     9,939,735
----------------------------------------------------------------------------------------------------------------------------
450,000 warrants issued to
Azimuth Opportunity, Ltd. On
September 14, 2005


Crystallex International Corporation

Schedule of Outstanding Options

As of August 31, 2005
---------------------


                               Employees & Directors   Employees & Directors
                                     N America              S America             Services         Total
                               ---------------------   ----------------------   ------------   --------------

Balance, August 31, 2005             9,295,250                619,500             842,500        10,757,250
                               =====================   ======================   ============   ==============


                                 SCHEDULE 3.1(k)
                            Significant Subsidiaries



                             [organizational chart]

                                SCHEDULE 3.1(o)
                                  Indebtedness

Crystallex International Corporation

Schedule of Indebtedness

As of August 31, 2005
---------------------


                                                          $US
                                                    -----------------

Bank loan due to Standard Bank Plc;
balance due January 13, 2006                            2,058,470


U.S$100 million Note Offering to
multiple holders closed December 13,
2004 (see Short Form Prospectus
dated December 17, 2004 as publicly
field); Lead Underwriters - Orion
Securities Inc. and Sprott Securities Inc.            100,000,000
                                                    -----------------
Total Indebtedness                                    102,058,470
                                                    =================

                                SCHEDULE 3.1(ee)
                          Officer and Employee Matters

1.     Collective Bargaining Agreement

       Collective Bargaining Agreement between Crystallex de Venezuela C.A.
       and SintraCrystallex (Sindicato de Trabajadores de la Empresa Crystallex de Venezuela C.A.)

2.     Senior Officers Employment Contracts

(i)    Todd Bruce dated 1/1/05 (CEO)
(ii)   Ken Thomas dated 1/1/05 (COO)
(iii)  Borden Rosiak dated 1/1/05 (CFO)
(iv)   Daniel Ross dated 1/1/05 (EVP)
(v)    John Binns dated 1/1/05 (VP Environment)
(vi)   Ron Colquhoun dated 1/1/05 (VP Technical Services)
(vii)  Robert Crombie dated 1/1/05 (VP Corporate Development and Planning)
(viii) Dr. Sadek El-Alfy dated 1/1/ (VP Operations)
(ix)   Daniel Hamilton dated 1/1/05 (VP Controller)
(x)    Richard Marshall dated 1/1/05 (VP Investor Relations)
(xi)   Richard Spencer dated 1/1/05 (VP Exploration)

                                                                   Exhibit 99.1

                                 Form 51-102F3
                            MATERIAL CHANGE REPORT



Item 1            Name and Address of Company

Crystallex International Corporation
18 King Street East
Suite 1210
Toronto, Ontario
M5C 1C4

Item 2            Date of Material Change

September 14, 2005

Item 3            News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by CNW Group on September 14, 2005 in Canada.

Item 4            Summary of Material Change

On September 14, 2005, Crystallex International Corporation established a C$60 million equity draw down facility with Azimuth Opportunity, Ltd. (Azimuth) and issued and sold to Azimuth C$10 million (received on closing) of units comprising notes, common shares and warrants.

Item 5            Full Description of Material Change

On September 14, 2005, Crystallex International Corporation (Crystallex) established a C$60 million equity draw down facility with Azimuth Opportunity, Ltd. (Azimuth) and issued and sold to Azimuth C$10 million (received on closing) of units comprising C$10 million aggregate principal amount of 5% senior unsecured notes (Series 2) due March 13, 2006 (Series 2 Notes), 200,000 common shares and warrants to acquire 450,000 common shares exerciseable on or before 5:00 p.m. (Toronto time) on September 13, 2006 at a price of C$3.19 per share. The securities comprising the units separated immediately upon issue. The net proceeds from the sale of the units will be used for working capital and general corporate purposes.

The terms of the Series 2 Notes are described in a prospectus supplement relating to the units dated September 14, 2005 that Crystallex has filed with the Ontario Securities Commission and is incorporated by reference into this material change report.

Under the terms of the equity draw down facility:

         o Crystallex has the right, but not the obligation, to require Azimuth to purchase up to C$60 million of common shares in a series of draw downs (not to exceed 20) over a 24-month period beginning on September 14, 2005 and ending on September 14, 2007;

         o to exercise its draw down rights, Crystallex is required to deliver a draw down notice to Azimuth specifying, among other things:

                  o the minimum price (threshold price) at which Crystallex is prepared to sell common shares (not less than C$2.50 per share unless agreed to by Azimuth and Crystallex and publicly disclosed);

                  o the dollar amount of common shares that Crystallex is prepared to sell (draw down amount) subject to a maximum amount ranging from C$4 million to C$13 million for each draw down based on the threshold price;

                  o the draw down pricing period start date (not later than five trading days after delivery of the draw down notice); and

                  o the draw down pricing period end date (20 consecutive trading days commencing on the draw down pricing period start date);

         o in conjunction with each draw down, Crystallex may permit Azimuth to purchase an additional dollar amount of common shares (additional purchase amount) not to exceed the draw down amount;

         o the maximum dollar amount of common shares that Azimuth is required to purchase under the terms of the equity draw down facility is C$60 million and is subject to the limitations described below with respect to the number of common shares issuable under the equity draw down facility;

         o if and when Crystallex gives a draw down notice, Azimuth is obligated (subject to certain conditions) to purchase a pro rata portion (normally 1/20th) of the draw down amount on each trading day during the draw down pricing period on which the volume weighted average trading price of Crystallex common shares on the Toronto Stock Exchange
                  (VWAP) exceeds the threshold price at a price per common share equal to the VWAP on the applicable trading day less a predetermined discount ranging from a low of 4% to a high of 7% based on Crystallex's market capitalization (at Crystallex's current market capitalization, the discount would be 6%);

         o Azimuth may elect to purchase a prescribed portion of any additional purchase amount specified in the draw down notice on one or more trading days during the draw down pricing period at a price per share equal to the greater of the VWAP on the trading day that Azimuth notifies Crystallex of its election and the threshold price less the predetermined discount; and

         o the purchase and sale of the common shares under a draw down will be settled on the second business day after the end of the draw down pricing period.

The number of common shares issuable under the terms of the equity draw down facility is also subject to the following limitations:

         o the number of common shares issuable to Azimuth under any single draw down may not exceed 3.5% of the then outstanding common shares;

         o at no time may Azimuth beneficially own, directly or indirectly, more than 10% of the then outstanding common shares;

         o the aggregate number of common shares issuable to Azimuth may not exceed 19.9% of the common shares outstanding on August 31, 2005;

         o the number of common shares issuable to Azimuth during the 12-month period beginning on September 14, 2005 may not exceed 10% of the common shares outstanding on a date within 60 days of September 14, 2005; and

         o the number of common shares issuable to Azimuth during the 12-month period beginning on September 14, 2006 may not exceed 10% of the common shares outstanding on a date within 60 days of September 14, 2006.

The terms of the equity draw down facility are described in more detail in a prospectus supplement relating thereto dated September 14, 2005 that Crystallex has filed with the Ontario Securities Commission and is incorporated by reference into this material change report.

Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument
                  51-102

Not applicable.

Item 7            Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8            Executive Officer

Daniel R. Ross
Executive Vice President and Corporate Counsel
Telephone:  416.777.7323

Item 9            Date of Report

September 15, 2005


                                         CRYSTALLEX INTERNATIONAL
                                         CORPORATION


                                         By:      /S/ DANIEL R. ROSS
                                             ---------------------------------
                                             Name:    Daniel R. Ross
                                             Title:   Executive Vice President
                                                      and Corporate Counsel

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CRYSTALLEX INTERNATIONAL CORPORATION
                                          -------------------------------------
                                                       (Registrant)


Date:  September 16, 2005                 By: /s/ DANIEL R. ROSS
       --------------------------------       ---------------------------------
                                              Name:  Daniel R. Ross
                                              Title: Executive Vice President
                                                     and Corporate Counsel